Exhibit 99.2

ASSET PURCHASE AGREEMENT

AMONG

Saol International Limited,

Saol BERMUDA limited,

SAOL THERAPEUTICS RESEARCH LIMITED,

SAOL THERAPEUTICS INC.,

Saol US Inc.,

KAMADA LIMITED

AND

KAMADA INC.

Dated as of November 22, 2021

THIS DOCUMENT IS INTENDED SOLELY TO FACILITATE DISCUSSIONS AMONG THE PARTIES. THIS DOCUMENT IS NOT INTENDED TO CREATE, NOR WILL IT BE DEEMED TO CREATE, A LEGALLY BINDING OR ENFORCEABLE OFFER OR AGREEMENT OF ANY TYPE OR NATURE, UNLESS AND UNTIL IT IS EXECUTED AND DELIVERED BY THE PARTIES.

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(continued)

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(continued)

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(continued)

EXHIBITS

Exhibit A-1	–	Form of US Bill of Sale
Exhibit A-2	–	Form of ROW Bill of Sale
Exhibit B	–	Form of IP Assignment
Exhibit C	–	Form of Transition Agreement
Exhibit D	–	Form of Net Sales Report

-iv-

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is entered into as of November 22, 2021 by and among Saol International Limited, a Bermuda limited company (“SIL”), Saol Bermuda Limited, a Bermuda limited company (“SBL”), Saol Therapeutics Research Limited, an Irish limited company (“STRL”), Saol Therapeutics Inc., a Delaware corporation (“STI”) and Saol US Inc., a Delaware corporation (“SUSI” and, together with SIL, SBL, STI and STRL, on a joint and several basis, the “Sellers” and each, individually, a “Seller”), and Kamada Limited, a company limited by shares incorporated in Israel (“Kamada”), and Kamada Inc., a Delaware corporation and a wholly owned subsidiary of Kamada (“Kamada Inc.”, and together with Kamada, the “Buyer”). Buyer and Sellers are each referred to herein as a “Party” and collectively herein as the “Parties.”

RECITALS

WHEREAS, the Sellers operate the Business (as defined herein);

WHEREAS, Buyer desires to acquire the Acquired Assets (as defined herein) and assume the Assumed Liabilities (as defined herein) from Sellers upon the terms and subject to the conditions set forth herein; and

WHEREAS, Sellers desire to sell to Buyer such Acquired Assets, and assign and transfer to Buyer the Assumed Liabilities, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual representations, warranties, covenants and agreements hereinafter set forth, the Parties hereby agree as follows:

ARTICLE I
DEFINITIONS; INTERPRETATION

Section 1.1 Definitions. Capitalized terms used in this Agreement, unless otherwise defined, shall have the meanings set forth below:

“Accounts Payable” shall mean all accounts payable, notes payable and other indebtedness due and owed by any of the Sellers or their Affiliates to any Third Party or any other Seller or its Affiliate arising from, or owed in connection with, the Business by or on behalf of any of the Sellers or their respective Affiliates, determined as of 12:01 A.M. on the Closing Date.

“Accounts Receivable” shall mean all accounts receivable, notes receivable and other indebtedness due and owed by any Third Party to any of the Sellers or their Affiliates arising from, or held in connection with, the Business by or on behalf of Seller or any of its Affiliates, determined as of 12:01 A.M. on the Closing Date.

“Adverse Event” shall mean, with respect to any Product, any undesirable, untoward or noxious event or experience associated with the use, or occurring during or following the administration, of such Product in humans, occurring at any dose, whether expected and whether considered related to or caused by such Product, including such an event or experience as occurs in the course of the use of such Product in professional practice, in a clinical trial, from overdose, whether accidental or intentional, from abuse, from withdrawal or from a failure of expected pharmacological or biological therapeutic action of such Product, and including those events or experiences that are required to be reported to the FDA under 21 C.F.R. sections 312.32, 314.80 or 600.80, as applicable, or to other Governmental Entities under corresponding applicable Law.

“Affiliate” shall mean, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Aptevo Purchase Agreement” means that certain LLC Purchase Agreement dated August 31, 2017, by and among SIL, Aptevo BioTherapeutics LLC, Aptevo Therapeutics Inc. and Venus BioTherapeutics Sub LLC.

“Applicable Rate” shall mean, as of a particular date, the rate of interest announced by JPMorgan Chase Bank, N.A., New York, New York, as its prime rate of interest on such date, as reported in The Wall Street Journal.

“BLA” shall mean a Biologics License Application, as filed with the FDA, as defined in Title 21 of the U.S. Code of Federal Regulations, section 601.2 et seq., or a comparable filing for Regulatory Approval in a jurisdiction other than the United States.

“Books and Records” shall mean the files (including all electronic data files), documents, correspondence, lists (including customer lists), specifications, marketing plans, brochures, studies (including market research and market data), clinical and pre-clinical data, reports, regulatory dossiers and other printed or written materials solely or primarily relating to the Products or the Business held by any of the Sellers, including (a) to the extent related to the Exploitation of the Products, any correspondence with any Governmental Authority, customer, supplier or service provider, and any records relating to Adverse Events, and formal minutes of meetings with any Governmental Authority, (b) any documents solely or primarily relating to the Acquired Product Registrations or to the subject matter of the Acquired Product Registrations and (c) all books and records relating solely or primarily to reimbursement, contracting, managed market activities or pricing of the Products.

“Business” shall mean the Exploitation of the Products as conducted by the Sellers as of the date hereof (or during such other period as otherwise expressly set forth herein).

“Business Day” shall mean any day other than (a) any Friday, Saturday or Sunday or (b) any day on which banking institutions are not required or authorized to close in Atlanta, Georgia or Israel.

“Buyer Marketing Authorization” shall mean a Regulatory Approval for a Product as transferred from the applicable Seller (or any such Seller’s Affiliate) into the name of Buyer (or its Affiliate).

“Calendar Quarter” shall mean each three (3)-month period ending on March 31, June 30, September 30, and December 31; provided, that the first Calendar Quarter for purposes of this Agreement shall extend from the Closing Date to the end of the first such complete three (3)-month period thereafter.

“Calendar Year” shall mean each successive period of twelve (12) consecutive calendar months beginning on January 1 and ending on December 31.

“cGMP” shall mean then-current standards of good manufacturing practices applicable to the manufacture, processing, packaging, testing or holding of the Products as set forth in the FDCA, PHSA, and 21 C.F.R. Parts 210, 211, and 600-680.

“Change in Control” shall mean with respect to any Party, the acquisition by any “person” or “group” (as such terms are defined in sections 13(d) and 14(d) of the Exchange Act) of “beneficial ownership” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, in the aggregate of a majority of the total voting power of the outstanding capital stock of such Party.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Commercially Reasonable Efforts” shall mean, with respect to each Product, efforts and resources used by a participant in the biopharmaceutical industry consistent with the prudent exercise of reasonable business judgment with respect to a product owned by it or to which it has exclusive rights, which is of similar market potential, at a similar stage in its product life. Notwithstanding the foregoing, in any determination of whether Buyer has used Commercially Reasonable Efforts, Buyer may not take into account any payments to be made under this Agreement.

“Consent” shall mean a consent, authorization, or approval of, or a filing or registration with, a Person.

“Contract” shall mean any contract, agreement, indenture, note, bond, loan, instrument, lease, conditional sale contract, mortgage, license, insurance policy, or other agreement, whether written or oral.

“CSL Purchase Agreement” shall mean that certain Asset Purchase Agreement dated August __, 2019, by and among CSL Behring AG, SBL and SUSI.

“Cytogam” shall mean the Product marketed by Sellers under the brand name Cytogam®, as further described on Schedule 1.1(a) of the Seller Disclosure Letter.

“Cytogam Inventory” shall mean all Inventory of Cytogam as of the Closing Date.

“Data Room” shall mean the virtual data room hosted by Datasite, having the name “Wildcat 2020,” established by Sellers in connection with the transactions contemplated by this Agreement.

“Encumbrance” shall mean any lien (statutory or other), mortgage, deed of trust, pledge, charge, security interest, imperfection of title, title retention device, encroachment, lease, license, easement, right-of-way, covenant, condition, restriction, adverse claim, collateral assignment, or any other encumbrance on any Person’s right or interest, whether or not filed, recorded or perfected under applicable Laws.

“Enforceability Exceptions” shall mean applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar applicable Laws affecting the enforcement of creditors’ rights generally and general equitable principles.

“Environmental Law” shall mean any Law and any orders, consent orders, judgments, notices, Permits or demand letters issued, promulgated or entered pursuant thereto, concerning pollution or the protection of human health, safety and the environment, including, but not limited to, the federal Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, and the Occupational Safety and Health Act, each as amended.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Existing Confidentiality Agreement” shall mean the Mutual Confidentiality Agreement between SIL and Kamada, dated August 6, 2019.

“Exploitation”, and related terms such as “Exploit”, shall mean the research, development, manufacture, testing, storage, import, export, distribution, sale, licensing, advertising, marketing and promotion of the Products, including the outsourcing of any of the foregoing activities.

“FDA” shall mean the U.S. Food and Drug Administration, or any successor entity thereto.

“FDCA” shall mean the Federal Food, Drug and Cosmetic Act of 1938, as amended, together with the rules and regulations promulgated thereunder, but only to the extent that it applies to the Products.

“Fraud” shall mean fraud, within the meaning of New York common law, committed by (in the case of fraud committed by Buyer) Kamada, Kamada Inc. or any of their Representatives or (in the case of fraud committed by Sellers) any Seller or any of their Representatives, with respect to a representation or warranty set forth in this Agreement or any certificate delivered in connection with this Agreement.

“Fundamental Representations” shall mean the representations and warranties set forth in Section 4.1, Section 4.2, Section 4.3, Section 4.4(a), Section 4.13, Section 4.18, Section 5.1, Section 5.2, and Section 5.5.

“GAAP” shall mean generally accepted accounting principles in the United States, as in effect from time to time.

“Governmental Authority” shall mean any federal, state, local or foreign governmental, regulatory or administrative body, agency, department, board, commission or governmental entity, any court or judicial governmental entity, any securities exchange or market on which a Party’s or its Affiliate’s securities are listed or are proposed to be listed, any public, private or industry regulatory governmental entity, whether federal, state, local, foreign or otherwise, or any Person lawfully empowered by any of the foregoing to enforce or seek compliance with any applicable Law.

“Hazardous Substances” shall mean any substance, pollutant, contaminant, material and waste that is regulated by any applicable Law or applicable judgment or is classified in any applicable Environmental Law as “hazardous,” “toxic,” “dangerous,” a “pollutant,” a “contaminant” or words of similar meaning, including asbestos, asbestos-containing materials, polychlorinated biphenyls, petroleum or petroleum products, radioactive materials, radon gas, 1,4 dioxane and per- and polyfluoroalkyl substances (PFAS).

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“IFRS” shall mean International Financial Reporting Standards, as in effect from time to time.

“Improvement” shall mean any and all improvements and enhancements, patentable or otherwise, related to a Product including in the manufacture, formulation, ingredients, preparation, presentation, means of delivery or administration, dosage, indication, use or packaging of Product or its active ingredient.

“IND” shall mean an investigational new drug application (including any amendment or supplement thereto) submitted to the FDA pursuant to U.S. 21 C.F.R. Part 312, including any amendments thereto.

“Intellectual Property” shall mean, collectively, in any and all jurisdictions worldwide: (a) Patent Rights, registered trademarks and service marks and applications therefor (and any goodwill associated therewith), Internet domain name registrations and copyright registrations and applications therefor (collectively, “Registered IP”); (b) unregistered trademarks, service marks, trade names, domain names, trade dress, product configurations, names, logos, slogans and any other indications of origin, including all translations, adaptations, derivations and combinations thereof, and all goodwill associated therewith; and (c) unregistered copyrights, designs, mask works or other expressions and works of authorship, all moral rights and visual artists’ rights in relation to the foregoing and to registered copyrights and applications therefor; and (d) know-how, inventions (whether or not patentable), innovations, improvements, discoveries, developments, trade secrets, technology, methods, processes, technical data, specifications, research and development information, technology, data, databases and other proprietary or confidential information, including customer lists (collectively, “Know How”).

“IP Assignment” shall mean the Intellectual Property Assignment in the form attached as Exhibit B.

“Know How” shall have the meaning set forth in the definition of “Intellectual Property”.

“Law” shall mean any federal, state, local or foreign law, statute, constitution, ordinance, decree, requirement, code, order, judgment, settlement agreement, injunction, restriction, rule or regulation.

“Liability” shall mean any debt, liability, commitment, or obligation of any nature, whether pecuniary or not, asserted or unasserted, accrued or unaccrued, absolute or contingent, matured or unmatured, liquidated or unliquidated, determined or determinable, incurred or consequential, known or unknown, and whether due or to become due, including those arising under any Contract or Law.

“Loss” or “Losses” shall mean, any and all losses, claims, damages, Liabilities, deficiencies, interest, awards, judgments, penalties, costs and reasonable and documented out-of-pocket expenses and reasonable fees and expenses of counsel actually incurred in investigating, preparing for or defending or claiming the foregoing.

“Material Adverse Effect” shall mean any event, change, occurrence, fact, condition, circumstance, effect or development that had, has or would reasonably be expected to have, a material adverse effect on (x) the results of operations or condition (financial or otherwise) of the Business, the Acquired Assets or the Assumed Liabilities, taken as a whole, or (y) the ability of the Sellers to perform any of their obligations under this Agreement or any other Transaction Document or to consummate the transactions contemplated hereby or thereby, excluding, in each case of (x) and (y), any event, change, occurrence, fact, condition, circumstance, effect or development resulting, either alone or in combination, from: (a) effects generally affecting the biopharmaceutical industry (including changes in general market prices and regulatory changes affecting such industry generally); (b) general business, economic, or political conditions (or changes therein); (c) events affecting the financial, credit, or securities markets in the United States or in any other country or region in the world, including changes in interest rates or foreign exchange rates; (d) any outbreak or escalation of hostilities or declared or undeclared acts of war, sabotage, terrorist attack, or any other act of terrorism; (e) earthquakes, hurricanes, tornadoes, floods, or other natural disasters, weather conditions, epidemics, pandemics or disease outbreak, or other force majeure events in any state, country, or region of the world; (f) any failure by the Business to meet forward-looking budgets, plans, projections, or forecasts (whether internal or otherwise) for any period (it being understood that the underlying cause of the failure to meet such budgets, plans, projections, or forecasts may be taken into account in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by this definition); (g) changes (or proposed changes) in Law or interpretation thereof or GAAP or other accounting principles or interpretation thereof; (h) the announcement of the execution of this Agreement or any Transaction Document, the announcement of the transactions contemplated hereby or thereby, or the consummation of the transactions contemplated hereby or thereby, including any of the following to the extent resulting therefrom: (1) any actions of competitors, (2) any actions taken by or losses of employees, customers, distributors, suppliers, financing sources, landlords, licensors, licensees, sub-licensees, or co-promotion or joint venture partners or any similar Persons, including as a result of the identity of Buyer, (3) any actions taken in connection with obtaining regulatory Consents, or (4) any Proceeding resulting therefrom or with respect thereto, to the extent attributable to the foregoing; or (i) any action or omission to act taken by Sellers or any of their Affiliates, which action or omission is (1) required by this Agreement or any Transaction Document, or (2) consented to or requested in writing by Buyer; or (j) strikes, slowdowns, or work stoppages; (k) any act or omission of or on behalf of Buyer; or (l) any Excluded Asset or Excluded Liability; in each case of the foregoing sub-clauses (a)-(g) (inclusive), other than any event, change, occurrence, fact, condition, circumstance, effect or development that has occurred or may occur, to the extent such event, change, occurrence, fact, condition, circumstance, effect or development has had or would reasonably be expected to have a materially disproportionate impact on the Acquired Assets, the Assumed Liabilities or the Business, taken as a whole, as compared to other businesses in the biopharmaceutical industry.

“Milestone Payments” shall have the meaning set forth in Section 2.9(a)(i).

“Milestone Term” shall have the meaning set forth in Section 2.9(a)(i).

“Net Sales” shall mean the gross amounts invoiced or otherwise billed by Buyer or its Affiliates for sales of Products to Third Party purchasers of Products, less the following deductions with respect to such sales to the extent that such amounts are either included in the billing as a line item as part of the gross amount invoiced, or otherwise documented to be attributable to sales of such Products:

(a) discounts in the trade, including cash, quantity and prompt pay discounts or rebates, and trade credits or refunds and fees paid to group purchasing organizations or managed care entities;

(b) allowances (including for doubtful debts) or credits granted for Product returns or rejections related to damaged goods, expired Product and Product recalls;

(c) rebates, chargebacks or other price reductions, including such rebates, chargebacks and reductions earned or mandated by any Governmental Authorities, Third Party payor, or administrator, including managed health organizations;

(d) copay and coinsurance assistance programs;

(e) bona fide, arms-length fees for service granted to distributors and wholesalers, including administrative or service fees earned by group purchasing organizations, in each case, solely to the extent attributable to the Products;

(f) fees paid to third party logistics service providers; and

(g) service or administration fees associated with the distribution, wholesale or group purchasing Contracts.

All of the foregoing deductions from the gross invoiced sales prices of Products will be determined in accordance with IFRS, or such other accounting standard utilized by Buyer or its Affiliate, as consistently applied by Buyer or its Affiliate, as applicable, with respect to external reporting. In the event that Buyer or its Affiliate makes any adjustments to such deductions after the associated Net Sales have been reported pursuant to this Agreement, the adjustments will be reported and reconciled in the next report and payment of any payments due pursuant to Section 2.9.

For the avoidance of doubt, the giving away of Products without charge, whether as samples, in connection with patient assistance programs, or compassionate use, or any similar disposition, shall not be deemed sales of Products in connection with the determination of Net Sales.

In the event that Buyer or any of its Affiliates or its or its Affiliates’ licensees licenses or sublicenses to a Third Party rights in any Product in a jurisdiction where such Product is, as of the date hereof, commercially sold by any Seller (such Third Party, a “Product Licensee”), then the sales of such Product Licensee shall be deemed as sales of Buyer for purposes of calculating Net Sales (and any amounts invoiced or otherwise billed by Buyer or its Affiliates or its or their licensees to such Product Licensee shall be disregarded from the determination of Net Sales). For the avoidance of doubt, a Product Licensee shall not include any Third Party distributors to whom Buyer or its Affiliates sell Products. Any revenue relating to the Products derived by Buyer and its Affiliates from (i) any licensee or sublicensee that is not a Product Licensee or (ii) from any Third Party distributor, other than for sales of Product to such Third Party distributor, shall be included in the gross amounts invoiced or otherwise billed by Buyer or its Affiliates for purposes of calculating Net Sales (and to the extent applicable shall be subject to the deductions set forth above but, for clarity, without duplication of any such deductions applied in determining such revenue derived by Buyer and its Affiliates), and the Net Sales of such licensee or sublicensee shall not be attributed to Buyer.

“Order” shall mean any order, judgment, decree, injunction, stipulation, or consent order of or with any Governmental Authority.

“Ordinary Course of Business” shall mean in the ordinary course of business consistent in all material respects with the regular conduct of the Business during the twelve (12) month-period immediately preceding the date hereof.

“Organizational Documents” shall mean the certificate or articles of incorporation or association, certificate of formation, bylaws, limited liability company agreement, or other governing documents of an entity, as applicable, in each case as amended.

“Patent Rights” shall mean: (a) all patents and patent applications in any country or supranational jurisdiction worldwide; and (b) any substitutions, divisionals, continuations, continuations-in-part, reissues, renewals, amendments, registrations, confirmations, re-examinations, extensions, supplementary protection certificates, and the like of any such patents or patent applications.

“PDUFA Fee Amount” means the product of (i) the aggregate sum of all amounts paid by any Seller or any of the Sellers’ Affiliates in respect of the Products pursuant to the U.S. Prescription Drug User Fee Act for the period beginning on October 1, 2021 and ending on September 30, 2022 multiplied by (ii) the percentage determined by dividing the number of days from (and including) October 1, 2021 to (but excluding) the Closing Date by 365.

“Permits” shall mean all licenses, permits, franchises, approvals, clearances, exemptions, certificates, certifications, qualifications, registrations, listings, authorizations, consents, rights or orders of, or filings with, any Governmental Authority, including all authorizations under the PHSA and any FDCA provisions applicable to biological products licensed under section 351 of the PHSA, and the regulations of the FDA promulgated thereunder and all applications, including any IND, for any of the foregoing.

“Permitted Encumbrances” shall mean (a) statutory liens for current Taxes not yet due and payable or for Taxes the validity of which is being contested in good faith; (b) carriers’, mechanics’, materialmen’s and similar Encumbrances for amounts not yet due which have arisen in the Ordinary Course of Business; (c) Encumbrances securing indebtedness that will be paid off in accordance with the Payoff Letters; (d) Encumbrances securing any Liability of Buyer or any Affiliate of Buyer; (e) Encumbrances arising solely as a result of actions of Buyer (other than Encumbrances arising solely from entering into, or consummating the transactions contemplated by, the Transaction Documents as a result of any facts or circumstances that are not related to the identity of Buyer); (f) non-exclusive licenses of Intellectual Property entered into in the Ordinary Course of Business prior to the date hereof or after the date hereof without violating this Agreement; and (g) Encumbrances described in Schedule 1.1(c) of the Seller Disclosure Letter.

“Person” shall mean an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, association or other organization, whether or not a legal entity, or any Governmental Authority.

“PHSA” shall mean the Public Health Service Act, as amended, together with the rules and regulations promulgated thereunder.

“Prepaid AR” shall mean all cash received by any Seller or any of its Affiliates prior to the Closing in respect of Products or related services to be provided by Buyer following the Closing.

“Proceeding” shall mean an action, suit, arbitration, proceeding, or other litigation by or before any Governmental Authority or arbitration body or board.

“Products” shall mean the prescription biological products marketed under the names Cytogam®, Varizig®, HepaGam B® and WinRho SDF®, as more specifically described on Schedule 1.1(a) of the Seller Disclosure Letter, that are licensed under section 351 of the PHSA. The term excludes Lioresal Intrathecal (baclofen injection), which shall be excluded from the Acquired Assets and the transactions contemplated by this Agreement. References in this Agreement to any “Product” with respect to periods following the Closing shall also include any Improvements to such Product, including any authorized biosimilar or other equivalent version of any Product.

“Purchase Price” shall mean the amount equal to the sum of (a) the Upfront Cash Amount and (b) the Cytogam Inventory Amount.

“Registered IP” shall have the meaning set forth in the definition of “Intellectual Property”.

“Regulatory Approval” means, with respect to any Product in any country or regulatory jurisdiction, any and all Permits, Consents, or approvals from Governmental Authority in respect of the import, export, manufacturing, distribution, marketing, use, offering for sale, labeling, storage, transport and sale of the Product for use in such country or jurisdiction in accordance with applicable Law.

“Regulatory Transition Date” means, on a Product-by-Product and country-by-country basis, the date on which the relevant Regulatory Approval for the applicable Product in the applicable country and applicable requirements under the relevant applicable Laws respect of such Product in the applicable country are transferred from the relevant Seller that holds the existing Regulatory Approval to Buyer (or its Affiliate), and Buyer (or Affiliate) takes over all regulatory responsibilities for that Product in respect of such Product in such country as holder of a Buyer Marketing Authorization with respect to such Product in such country.

“Representatives” shall mean, with respect to any Person, such Person’s Affiliates and its and their respective directors, officers, employees, agents, insurance providers, and advisors.

“ROW Bill of Sale” shall mean a bill of sale and assignment and assumption agreement, in the form and substance of Exhibit A-2 hereto.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Seller Benefit Plan” shall mean any employment, severance pay, salary continuation, bonus, incentive, stock option, retirement, pension, profit sharing, retention or deferred compensation plans, or other plans, contracts, programs, funds, or arrangements of any kind (whether or not subject to ERISA), in each case that are sponsored or maintained by the Sellers or any of their respective Affiliates and in which employees or former employees (or their beneficiaries) of Sellers or any of their Affiliates participate.

“Seller Disclosure Letter” means the disclosure letter that Sellers have delivered to Kamada as of the date of this Agreement.

“Seller Name” shall mean any trademark, brand name, slogan, logo, Internet domain name, corporate name, or other identifier of source or goodwill that includes the word “Saol”.

“Sellers’ Knowledge” shall mean the actual knowledge of any officer or employee of Sellers listed on Schedule 1.1(b) of the Seller Disclosure Letter after reasonable inquiry by such individuals, which inquiry shall not require any such individuals to seek any “freedom to operate” analysis or similar search or analysis.

“Shared Contract” shall mean each Contract that relates to (a) the Business or any Acquired Assets and (b) one or more other businesses or products of the Sellers or any of their Affiliates, as set forth in Schedule 4.7(a)(xii) of the Seller Disclosure Letter, but excluding Contracts that relate generally to the conduct of Sellers’ Business, including software licenses, office leases, Contracts with employees or comprising or related to Seller Benefit Plans, leases of office furnishings or equipment, automobile leases.

“Spillage” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, or migrating through, in, on, under, or into the indoor or ambient environment.

“Tax Return” shall mean any return, declaration, report, claim for refund or information return, election or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes the Business.

“Taxes” shall mean all taxes, charges, fees, duties, levies or other similar assessments in the nature of a tax, including income, gross receipts, net proceeds, ad valorem, value-added, turnover, capital gains, real and personal property (tangible and intangible), sales, use, franchise, excise, value added, stamp, user, transfer, fuel, excess profits, occupational, interest equalization, windfall profits, and employees’ income withholding, unemployment and Social Security taxes, which are imposed by the United States, or any state, local or foreign government or subdivision or agency thereof, including any interest, penalties or additions to tax related thereto.

“Third Party” shall mean any Person other than the Parties or their respective Affiliates.

“Transaction Documents” shall mean this Agreement, the Transition Agreement, the US Bill of Sale, the ROW Bill of Sale, the IP Assignment and the other agreements, documents, instruments, exhibits, annexes, schedules or certificates contemplated hereby and thereby.

“US Bill of Sale” shall mean a bill of sale and assignment and assumption agreement, in the form and substance of Exhibit A-1 hereto.

Section 1.2 Other Defined Terms. The following terms are defined in the sections indicated.

Acquired Assets	2.1
Acquired Books and Records	2.1(f)
Acquired Intellectual Property	2.1(a)
Acquired Product Registrations	2.1(e)
Agreement	Preamble
Allocation Schedule	2.12
Assigned Contracts	2.1(g)
Assumed Liabilities	2.3
Audited Statements	6.17(b)
Basket	7.4(a)
Business Contractors	4.11(b)
Business Employee	6.4(a)
Business Information	5.7(b)
Buyer	Preamble
Buyer Competing Product	6.12(a)(ii)
Buyer Employees	6.4(a)
Buyer Indemnitee	7.2
Cap	7.4(b)
Carve-Out Financial Statements	6.17(a)
Claim Notice	7.5(a)
Claim Threshold	7.4(a)
Closing	3.1

Closing Date	3.1
Closing Date Payment	2.7(a)
Closing Inventory Statement	2.8(b)
Competing Product	6.12(a)(i)
Confidential Information	6.10(b)
Counsel	8.10
Cytogam Inventory Amount	2.8(d)
Delayed Assignment Contract	2.5(b)
Disputed Amount	2.8(c)
*****	2.9(a)(iv)
******	2.9(a)(iv)
Estimated Prepaid AR Amount	2.8A(a)
Excluded Assets	2.2
Excluded Contracts	2.2(e)
Excluded Liabilities	2.4
Final Prepaid AR Amount	2.8A(b)
Financial Information	4.10(a)
Indemnified Person	7.5(a)
Indemnifying Person	7.5(a)
Independent Accountants	2.8(c)
Inventory	2.1(c)
Inventory Count	2.8(b)
Licensed IP	2.1(b)
Licensed IP Contracts	4.5(f)
Marketing Materials	2.1(d)
Material Contracts	4.7(a)
Milestone Payments	2.9(a)(i)
Milestone Term	2.9(a)(i)
Net Sales Report	2.9(b)
Parent	6.12(a)
Party	Preamble
Payoff Letters	3.3(d)
Payoff Letters Amount	2.7(d)
Potential Contributor	7.9(c)
Pre-Closing Engagements	8.10
Previous Acquisition Agreements	4.7(a)(vi)
Price Increase	2.9(a)(iv)
Privileged Communications	8.10
Product Liability Claim	4.15(a)
Product Licensee	1.1
Reduction Amount	2.9(a)(iv)
Restriction Period	6.12(a)(i)
Retained Business IP	6.19
SBL	Preamble
Scheduled IP	4.5(a)
Sellers	Preamble

Seller Indemnitees	7.3
SIL	Preamble
Start Date	6.4(a)
STI	Preamble
STRL	Preamble
Third Party Claim	7.6
Transfer Taxes	6.13(a)
Transferee	2.9(e)(ii)
Transition Agreement	3.2(b)
Upfront Cash Amount	2.7(a)

Section 1.3 Accounting Conventions. Except as otherwise expressly provided herein, each accounting term used herein, including within the defined terms herein, shall have the meaning that is applied thereto in accordance with GAAP, with respect to the Sellers, or IFRS, with respect to the Buyer, consistently applied.

Section 1.4 Business Days. Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon any day which is not a Business Day, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding Business Day.

Section 1.5 Other Definitional Provisions and Interpretation. The headings preceding the text of Articles and Sections included in this Agreement and the headings to Exhibits attached to this Agreement and the Schedules comprising the Seller Disclosure Letter are for convenience only and shall not be deemed part of this Agreement or be given any effect in interpreting this Agreement. The use of the masculine, feminine, or neuter gender or the singular or plural form of words in this Agreement shall not limit any provision of this Agreement. The meaning assigned to each term defined in this Agreement shall be equally applicable to both the singular and the plural forms of such term. The use of “including” or “include” will in all cases mean “including, without limitation” or “include, without limitation,” respectively. The use of “or” is not intended to be exclusive unless expressly indicated otherwise. Reference to any Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable Contract, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually. Reference to any Contract (including this Agreement), document, or instrument shall mean such Contract, document, or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms of this Agreement. Reference to any statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. Underlined references to Articles, Sections, clauses, Exhibits or Schedules comprising the Seller Disclosure Letter shall refer to those portions of this Agreement. The use of the terms “hereunder,” “hereof,” “hereto,” and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section, paragraph, or clause of, or Exhibit to this Agreement, or the Seller Disclosure Letter. All terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement, unless otherwise defined in such certificate or other document. Any document, list, or other item shall be deemed to have been “provided” or “made available” to Buyer for all purposes of this Agreement (other than Section 4.21(b)) if a complete and true copy of such document, list, or other item was posted in the Data Room as of 11:59 P.M. on the fifth Business Day preceding the date of this Agreement; provided, however, that no document, list, or other item shall be deemed part of the Seller Disclosure Letter unless explicitly included or listed therein.

ARTICLE II
PURCHASE AND SALE OF ASSETS;
ASSIGNMENT AND ASSUMPTION; CONSIDERATION

Section 2.1 Purchase and Sale of Assets. On the terms and subject to the conditions contained in this Agreement, at the Closing, Sellers shall sell, assign, convey, transfer, and deliver to Buyer, and Buyer shall purchase from Sellers, free and clear of Encumbrances (other than Permitted Encumbrances), all of Sellers’ and its Affiliates’ right, title, and interest in, to and under the business, properties, assets, goodwill and rights, of whatever kind and nature, real or personal, tangible or intangible, related solely or primarily to the operation or conduct of the Business and/or the Products (the “Acquired Assets”), in exchange for the payment by Buyer of the consideration set forth in Section 2.7 and the Buyer’s assumption of the Assumed Liabilities. For the avoidance of doubt, the Acquired Assets include the Sellers’ and their Affiliates’ right, title and interest in, to and under the following assets, properties, and rights:

(a) all Intellectual Property owned by Sellers and/or their Affiliates and solely or primarily related to any of the Products, and/or used, held for use or intended to be used solely or primarily in the operation or conduct of the Business (the “Acquired Intellectual Property”), including: (i) those Patent Rights identified on Schedule 2.1(a)(i) of the Seller Disclosure Letter; (ii) all trademarks, trade names, service marks, logos, slogans, names, trade dress, product configurations, names, copyrights, and works of authorship that relate solely or primarily to any of the Products and/or the Business, including those identified on Schedule 2.1(a)(ii) of the Seller Disclosure Letter, including all registrations or applications for registrations thereof with Governmental Authorities and all goodwill associated therewith; (iii) all Internet domain names solely or primarily used in relation to the Products, including those identified on Schedule 2.1(a)(iii) of the Seller Disclosure Letter, and (iv) all Know How that relates solely or primarily to any of the Products and/or the Business, in each case including all rights to sue for past, present, and future infringements;

(b) all of the Sellers’ (and their Affiliates’) rights in any Intellectual Property licensed to any of the Sellers and/or their Affiliates and used, or intended to be used, solely or primarily in the operation or conduct of the Business (the “Licensed IP”);

(c) all (i) finished Products and Product samples owned by or held for, or intended to be used for, sale, distribution or use by or on behalf of any Seller or any of its Affiliates on the Closing Date, (ii) active ingredients and other raw materials and packaging materials held for use or intended to be used in or in respect of such Products, including, as applicable, plasma and albumin, on the Closing Date and (iii) work in process in respect of such Products, owned by and held by or on behalf of any Seller on the Closing Date (collectively, the “Inventory”), including, for the avoidance of doubt, all Cytogam Inventory and including any Inventory owned by any Seller and held for the benefit of any Seller by any contract manufacturer or third-party logistics service provider;

(d) all advertising, marketing collaterals, and promotional materials in physical and digital forms used, held for use or intended to be used in the operation or conduct of the Business, including the materials described on Schedule 2.1(d) of the Seller Disclosure Letter (collectively, the “Marketing Materials”);

(e) subject to Section 2.5(c), all INDs, BLAs, and other product authorizations and registrations (including copies of all physical registration files of the Products), Permits and approvals held by Sellers or their Affiliates or that are pending before the FDA or any other Governmental Authority with respect to any of the Products, including those specified on Schedule 2.1(e) of the Seller Disclosure Letter (collectively, the “Acquired Product Registrations”);

(f) all Books and Records that are owned by and in the possession or control of Sellers or their Affiliates as of Closing (the “Acquired Books and Records”);

(g) subject to Section 2.5, all Contracts to which any Seller or any of its Affiliates is a party that relate solely or primarily to the Business, the Products or the Exploitation of the Products, including the Contracts set forth in Schedule 2.1(g) of the Seller Disclosure Letter (the “Assigned Contracts”);

(h) the goodwill generated by or associated with the Business including any of the Acquired Assets;

(i) all rights, claims, counterclaims, defenses, credits, causes of action, favorable awards, rights under express or implied warranties, rights of recovery, rights of subrogation, rights to indemnification and contribution, rights of setoff and all other rights of any kind against Third Parties relating solely or primarily to any Acquired Asset or any Assumed Liability, including any rights of indemnification pursuant to the Aptevo Purchase Agreement and the CSL Purchase Agreement; and

(j) telephone and fax numbers and listings in directories in all media relating solely to the Business.

Section 2.2 Excluded Assets. Notwithstanding anything to the contrary in this Agreement, other than the Acquired Assets, Sellers and their Affiliates are not selling, and Buyer is not purchasing, any assets, properties, or rights of Sellers and their Affiliates (collectively, the “Excluded Assets”). Without limiting the generality of the foregoing, and notwithstanding anything to the contrary in this Agreement, the Excluded Assets shall include, and the Acquired Assets shall exclude, all of the following:

(a) all cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, including all cash residing in any collateral cash account securing any obligation or contingent obligation, together with all accrued but unpaid interest thereon, and all bank, brokerage, or other similar accounts;

(b) all Accounts Receivable;

(c) the Seller Names and all goodwill associated therewith;

(d) all minute books, Organizational Documents, stock certificates, stock ledgers, and other corporate records of Sellers and their Affiliates;

(e) all contracts to which Sellers or any of their Affiliates are a party, other than the Assigned Contracts (the “Excluded Contracts”), including those set forth on Schedule 2.2(e) of the Seller Disclosure Letter;

(f) all books, records, documents and other materials owned by or in possession of the Sellers other than the Acquired Books and Records, including all books, records, documents, and other materials prepared or received by or on behalf of Sellers and their Affiliates for the proposed sale of the Acquired Assets, including indications of interest and offers received from prospective purchasers or relating to the employment of any employee;

(g) all communications involving attorney-client confidences between the Sellers or their respective Affiliates, on the one hand, and their respective legal counsel, including Mayer Brown LLP, on the other hand, solely to the extent such communications directly relate to the proposed sale of the Acquired Assets by the Sellers, including indications of interest and offers received from prospective purchasers;

(h) the machinery, equipment, tools and all other tangible personal property, other than tangible personal property comprising the Inventory, the Marketing Materials and the Acquired Books and Records;

(i) subject to Section 2.8A, all credits, prepaid expenses, deferred charges, advance payments, security deposits and prepaid items that are used, held for use or intended to be used in, or that arise out of, the operation or conduct of the Business;

(j) (A) information management systems, databases, software programs and source code and (B) computer hardware (other than any such items comprising Acquired Books and Records);

(k) all rights of Sellers under this Agreement and the other Transaction Documents;

(l) all assets under or relating to any Seller Benefit Plan;

(m) all claims for and rights to receive refunds, rebates, or similar payments of Taxes relating to any taxable period or portion thereof ending prior to the Closing Date, and all Tax Returns, notes, worksheets, files or other documents relating thereto;

(n) all policies of fire, liability, medical, workers’ compensation, title, and other forms of insurance owned or held by Sellers and their Affiliates, together with all rights, claims, or causes of action under such policies arising out of transactions or other events occurring prior to the Closing Date;

(o) all right, title, and interest in or to any Intellectual Property or other intellectual property or intangible property or rights owned, leased, or licensed by Sellers or any of their Affiliates other than the Acquired Intellectual Property; and

(p) all other assets and properties (tangible or intangible, real or personal), Contracts, and rights of Sellers and their Affiliates that are used or held for use, solely or primarily in connection with any products other than the Products, or business of Sellers or their Affiliates other than the Business, or that are not otherwise solely or primarily related to, used solely or primarily in, or held for use solely or primarily in the Business.

Section 2.3 Assumption of Liabilities. On the terms and subject to the conditions contained in this Agreement and without derogating from any Liability of the Sellers resulting from any breach of or inaccuracy in the representations and warranties set forth in Article IV or in any other Transaction Document or any other matter indemnifiable by the Sellers pursuant to Article VII, at the Closing, Buyer shall assume and agree to pay, perform, and discharge when due all Liabilities of Sellers and their Affiliates to the extent solely or primarily arising out of the operation of the Business or the Acquired Assets after the Closing Date, in each case other than the Excluded Liabilities (the Liabilities so assumed being referred to in this Agreement, collectively, as the “Assumed Liabilities”). Without limiting the generality of the foregoing, the Assumed Liabilities shall include all of the following:

(a) all Liabilities solely or primarily arising out of, in respect of or relating to (i) the Acquired Assets, including the use, ownership, possession, operation, sale or lease thereof after the Closing, or (ii) the Exploitation of the Products, by or on behalf of the Buyer or its Affiliates or their respective agents or assignees after the Closing (including any Product manufactured prior to the Closing and sold after Closing, but, for clarity, excluding any Liabilities in connection with any damages or adverse effects resulting from the use of Inventory that was defective as of Closing, including by virtue of latent defects existing as of Closing);

(b) subject to Section 2.5 and Section 2.15, all Liabilities and obligations under the Assigned Contracts arising after the Closing, other than Accounts Payable;

(c) without limiting the Parties’ obligations under the Transition Agreement, all Liabilities (i) for Rebates (as defined under the Transition Agreement) or (ii) arising out of or relating to any return (including any return based on breach of warranty) of, or refund, chargeback, GPO administration fee, adjustment, allowance or exchange of, or in respect of, any Product occurring, in each case, after Closing;

(d) all Liabilities arising after Closing under or in respect of the Acquired Product Registrations or obtaining additional Permits or Regulatory Approvals for the Exploitation of any Product in any country or territory;

(e) all Liabilities to customers for Products that have not yet been delivered as of the Closing (other than Liabilities resulting from any breach by Sellers of an obligation under a Contract to deliver such Products prior to the Closing);

(f) all Liabilities arising after the Closing relating to or arising out of any claims, causes of action, or Proceedings relating solely or primarily to the Business, the Products or the Acquired Assets;

(g) all Liabilities arising after the Closing for obtaining, registering, maintaining, prosecuting, and supporting the Acquired Intellectual Property;

(h) all Liabilities arising after the Closing out of or relating to the recall or market withdrawal of any Product or post-sale warning in respect of any Product; and

(i) all Liabilities arising after the Closing relating to any research, clinical study, clinical trial or post-marketing commitment regarding any Product.

Section 2.4 Excluded Liabilities. Notwithstanding anything to the contrary in Section 2.3, Buyer is not assuming, and the Assumed Liabilities will not include, any Liability to the extent (A) not solely or primarily related to, or solely or primarily or arising out of, the Business or any Acquired Asset or (B) based upon, arising out of or resulting from any fact, circumstance, occurrence, condition, act or omission existing on or occurring on or prior to the Closing Date (collectively, the “Excluded Liabilities”). Without limiting the generality of the foregoing, the Excluded Liabilities shall include all of the following:

(a) all Liabilities of Sellers under this Agreement or any other Transaction Document;

(b) all Liabilities for the Accounts Payable;

(c) without limiting Parties’ obligations under the Transition Agreement, all Liabilities arising out of or relating to any return (including any return based on breach of warranty) of, or refund, chargeback, adjustment, allowance, rebate (including Rebates) or exchange in respect of, any Product sold by any Seller or their Affiliates prior to the Closing Date;

(d) any indebtedness for borrowed money of any of the Sellers or any of their respective Affiliates;

(e) all Liabilities to the extent related to the Excluded Assets;

(f) any Liabilities for Taxes, whether or not accrued, assessed or currently due and payable, (i) of any of the Sellers or their Affiliates, (ii) in respect of the Exploitation of the Business or the ownership or use of the Acquired Assets for any taxable period or any portion thereof ending on or prior to the Closing Date, or (iii) in respect of the transfer of any of the Acquired Assets or Assumed Liabilities to the Buyer, other than the portion of the Transfer Taxes for which Buyer is responsible under Section 6.13(a);

(g) any Liabilities of any Seller or its Affiliates relating to or arising out of (i) the employment or consultancy, or termination of employment or consultancy, of any employee, independent contractor, or consultant of any Seller or its Affiliates, or (ii) workers’ compensation or other employee-related claims of any employee, independent contractor, or consultant of any Seller or its Affiliates;

(h) any Liability of any of the Sellers or their Affiliates under the Seller Benefit Plans; and

(i) any Liability of any of the Sellers or their Affiliates arising out of any actual or alleged breach by any of the Sellers or their Affiliates of, or nonperformance by any of them under any Contract prior to Closing (subject to Section 2.5) or any Liability of, subject to Section 2.15, any of the Sellers or their Affiliates accruing prior to the Closing under any Contract including an Assigned Contract (for the avoidance of doubt, any remaining payment obligations (whether or not payable after the Closing) with respect to the Varizig batch described in Item 2 of Schedule 4.7(c) of the Seller Disclosure Letter are Excluded Liabilities);

(j) any Liability of any of the Sellers or their Affiliates arising out of (i) any suit, action or proceeding pending or, to the knowledge of the Sellers, threatened as of the Closing Date, or (ii) any actual or alleged violation by any of Sellers of any applicable Law or regulation prior to the Closing Date, including any such violation that may be asserted by any Governmental Authority with respect to any events, circumstances, actions or omissions occurring prior to the Closing Date; and

(k) any Liability arising out of Sellers’ obligations under this Agreement or any Transaction Document other than all regulatory filing fees required in connection with the consummation of the transactions contemplated hereunder, including as required under the HSR Act.

Section 2.5 Assignment of Assigned Contracts and Transfer of Acquired Assets subject to Third Party’s Consent; Acquired Product Registrations, Etc. Anything in this Agreement to the contrary notwithstanding:

(a) This Agreement shall not constitute an agreement to assign or transfer any Assigned Contract, Acquired Asset or Acquired Product Registration or any claim or right or any benefit or obligation thereunder or resulting therefrom if an assignment or transfer thereof, without the Consent of a Third Party, would constitute a breach or violation thereof or is otherwise prohibited. If such a Consent is required and has not been obtained on or prior to the Closing, or if an attempted assignment or transfer is ineffective, the applicable Seller shall use its commercially reasonable efforts (in cooperation with Buyer) to obtain such Consent promptly following the Closing. Unless otherwise provided in any Transaction Document, until the date such Consent is obtained, the Sellers and Buyer shall use commercially reasonable efforts to enter into any reasonable and lawful arrangement requested by Buyer to provide for Buyer the benefits under any such Assigned Contract, Acquired Asset or Acquired Product Registration after the Closing until such Consent has been obtained or such assignment or transfer is effective, with the expense of any such arrangement (but without any payment or compensation to Sellers) to be borne by Buyer. When such Consent is obtained the Sellers shall or shall cause their Affiliates to assign, convey and transfer any such Assigned Contract, Acquired Asset or Acquired Product Registration to Buyer at no additional cost.

(b) Without derogating from Section 2.5(a), the Acquired Contracts listed on Schedule 2.5(b) of the Seller Disclosure Letter (the “Delayed Assignment Contracts”) shall not be sold, conveyed, assigned, transferred and delivered to Buyer at the Closing but at the Cutover Date (as defined in the Transition Agreement), subject to any required Consents of counterparties thereto having theretofore been obtained (it being understood, for the avoidance of doubt, that the Delayed Assignment Contracts shall otherwise be deemed to be Acquired Assets for all purposes hereunder and Buyer shall be responsible for the Assumed Liabilities relating to the Delayed Assignment Contracts from and after the Closing and shall be entitled to all rights and benefits accruing after the Closing under such Delayed Assignment Contracts).

(c) Without derogating from Section 2.5(a), the Acquired Product Registrations that are pending as of the Closing (as set forth on Schedule 2.5(c) of the Seller Disclosure Letter) shall not be transferred at Closing. The Parties agree to discuss in good faith and agree upon whether to transfer such pending applications prior to approval or to delay such transfer until approval and, to the extent that transfer is delayed, what, if any, Transition Services (within the meaning of the Transition Agreement) will be provided to Buyer pursuant to the Transition Agreement in respect of such pending Acquired Product Registrations. In any event, such Acquired Product Registrations shall be transferred to Buyer no later than ten (10) Business Days after any such pending Acquired Product Registration is approved by the applicable Governmental Authority.

(d) Anything to the contrary notwithstanding, the Parties agree as set forth on Schedule 2.5(d) of the Seller Disclosure Letter with respect to the matter discussed therein.

Section 2.6 Performance of Obligations by Affiliates. To the extent that any of the Acquired Assets are under the control of any Affiliate of a Seller, the Sellers shall cause such Affiliate to promptly take such legal or other action and sign all such documents as may be necessary to consummate the transfer to Buyer of such Acquired Assets in accordance with the terms of this Agreement. Notwithstanding the foregoing, this Section 2.6 shall not be construed to relieve any Seller from any of its obligations under this Agreement and the Sellers shall be jointly and severally liable to all obligations under this Agreement including the obligation to transfer to the Buyer all Acquired Assets.

Section 2.7 Consideration for Acquired Assets. As consideration for the Acquired Assets, Buyer shall:

(a) Upon Closing, Buyer shall pay the Sellers an amount in cash (the “Closing Date Payment”), in immediately available U.S. funds, equal to: (i) ninety-five million dollars (US$95,000,000) (the “Upfront Cash Amount”), minus (ii) the Estimated Prepaid AR Amount (if any), minus (iii) the Payoff Letters Amount (as defined below), plus (iv) the PDUFA Fee Amount. The Closing Date Payment shall be paid by wire transfer to the Sellers in the amounts and to the accounts specified by Sellers prior to Closing; and

(b) Following Closing, Buyer shall pay the purchase price for the Cytogam Inventory, subject to and in accordance with Section 2.8;

(c) Following Closing, Buyer shall pay the Sellers Milestone Payments, subject to and in accordance with Section 2.9; and

(d) Upon the Closing, Buyer will pay in full, or cause to be paid in full, the amount necessary to satisfy and extinguish all outstanding indebtedness (including all principal, accrued interest, penalties, and premiums thereon through the Closing Date) owed to the Persons specified in the Payoff Letters, as specified in, and in accordance with, the Payoff Letters (the aggregate amount to be paid pursuant to this Section 2.7(d), the “Payoff Letters Amount”).

Section 2.8 Cytogam Inventory.

(a) The amount payable by Buyer for the Cytogam Inventory shall be determined on the basis of the quantities of Cytogam Inventory as of the open of business on the Closing Date and calculated using the applicable valuation principles set forth on Schedule 2.8(a) of the Seller Disclosure Letter. Schedule 2.8(a) of the Seller Disclosure Letter sets forth Sellers’ good faith estimate of the quantities of Cytogam Inventory, including the units comprising such estimated Cytogam Inventory as of the date on which such estimate was made and, on the basis thereof, the value of such Cytogam Inventory.

(b) As soon as practicable after Closing, and in any event within twenty (20) Business Days after the Closing Date, representatives of each Party shall (i) jointly undertake an evaluation of all Cytogam Inventory utilizing the procedures and principles set forth on Schedule 2.8(a) of the Seller Disclosure Letter (the “Inventory Count”) and, on the basis of such Inventory Count, prepare a mutually agreeable statement (a “Closing Inventory Statement”) setting forth, in reasonable detail, the aggregate value of the Cytogam Inventory as of the open of business on the Closing Date. The aggregate value of the Cytogam Inventory for purposes of the Closing Inventory Statement shall be determined in accordance with Section 2.8(a) based on the applicable valuation principles set forth on Schedule 2.8(a) of the Seller Disclosure Letter. In the event the Parties are unable to agree upon the calculation of the value of the Cytogam Inventory for purposes of the Closing Inventory Statement, such dispute shall be resolved in accordance with Section 2.8(c).

(c) If the Parties are unable to agree upon the calculation of the value of the Cytogam Inventory for purposes of the Closing Inventory Statement within ten (10) Business Days following the Inventory Count, the Parties shall appoint by mutual agreement an impartial nationally recognized firm of independent certified public accountants (which firm shall not be the regular auditors of, or have within the previous five (5) years been engaged by, any Party or their respective Affiliates) (the “Independent Accountants”) to resolve the matters in dispute (in a manner consistent with this Section 2.8 and with any matters not in dispute), and the determination of the Independent Accountants in respect of the correctness of each matter remaining in dispute shall be conclusive and binding on the Parties. Each Party shall present its calculation of the value of the Cytogam Inventory, and specify the items in dispute, to the Independent Accountants. For the sake of clarity, the Independent Accountants shall only address those matters that are in dispute by the Parties. The Parties shall bear a portion of the fees and expenses of the Independent Accountants, calculated as follows: Sellers shall pay a portion of such fees and expenses equal to (i) the total of such fees and expenses multiplied by (ii) a fraction, the numerator of which is the amount by which the aggregate value of the Cytogam Inventory calculated by Sellers exceeds the aggregate value of the Cytogam Inventory as determined by the Independent Accountants and the denominator of which is the difference between the aggregate value of the Cytogam Inventory calculated by Buyer and the aggregate value of the Cytogam Inventory calculated by Sellers (such difference, the “Disputed Amount”); and Buyer shall pay a portion of such fees and expenses equal to (x) the total of such fees and expenses multiplied by (y) a fraction, the numerator of which is the amount by which the aggregate value of the Cytogam Inventory as determined by the Independent Accountants exceeds the aggregate value of the Cytogam Inventory calculated by Buyer and the denominator of which is the Disputed Amount.

(d) The value of the Cytogam Inventory determined in accordance with Section 2.8, whether by agreement of the Parties or by the Independent Accountants is referred to herein as the “Cytogam Inventory Amount”. Buyer shall pay the Cytogam Inventory Amount in installments of one million five hundred thousand dollars (US$1,500,000) or the remaining balance thereof, in the case of the final installment. Such installments shall be paid quarterly on the final Business Day of each Calendar Quarter following the Closing Date, with the first such payment to be made on the last day of the Calendar Quarter during which the Closing Date occurs regardless of whether the Cytogam Inventory Amount has theretofore been finally determined in accordance with Section 2.8. Each such payment shall be made to Sellers in such respective amounts and in accordance with such wire instructions as Sellers shall specify in writing.

Section 2.8A Prepaid AR.

(a) Schedule 2.8A of the Seller Disclosure Letter sets forth a statement of Sellers’ good faith estimate of the amount of Prepaid AR as of the Closing Date (the “Estimated Prepaid AR Amount”). The Closing Date Payment shall be reduced by the Estimated Prepaid AR Amount in accordance with Section 2.7(a).

(b) Following the Closing, the representatives of each Party shall jointly undertake an evaluation of the Prepaid AR as of the Closing Date. In the event the Parties are unable to agree upon the calculation of the amount of the Prepaid AR, such dispute shall be resolved in accordance with the procedures and principles set forth in Section 2.8(c) hereto, mutatis mutandis. The amount of the Prepaid AR as of the Closing Date, as finally determined in accordance with this Section 2.8A(b) (by either the Parties’ mutual agreement or by the Independent Accountants) shall be referred to as the “Final Prepaid AR Amount”. Within five (5) Business Days following the determination of the Final Prepaid AR Amount, (a) the Sellers shall pay to the Buyer the amount by which the Final Prepaid AR Amount exceeds the Estimated Prepaid AR Amount, if any, or (b) the Buyer shall pay to the Sellers the amount by which the Estimated Prepaid AR Amount exceeds the Final Prepaid AR Amount.

Section 2.9 Milestone Payments.

(a) Payments Owing.

(i) During the period commencing on the Closing Date and ending on December 31, 2034 (the “Milestone Term”), Buyer shall pay to the applicable Seller or Sellers specified in writing by SUSI the non-refundable, non-creditable milestone payments, conditioned on the achievement of the corresponding Net Sales thresholds, set out below (the “Milestone Payments”) following the first time that the Net Sales of the Products reach the corresponding thresholds set out below, in accordance with this Section 2.9.

Sales Milestone Events	Milestone Payment
First Calendar Quarter in which aggregate Net Sales of Products since the Closing Date equal or exceed $50,000,000	$3,000,000
First Calendar Quarter in which aggregate Net Sales of Products since the Closing Date equal or exceed $100,000,000	$3,000,000
First Calendar Quarter in which aggregate Net Sales of Products since the Closing Date equal or exceed $150,000,000	$3,000,000
First Calendar Quarter in which aggregate Net Sales of Products since the Closing Date equal or exceed $200,000,000	$3,000,000
First Calendar Quarter in which aggregate Net Sales of Products since the Closing Date equal or exceed $300,000,000	$6,000,000
First Calendar Quarter in which aggregate Net Sales of Products since the Closing Date equal or exceed $400,000,000	$6,000,000
First Calendar Quarter in which aggregate Net Sales of Products since the Closing Date equal or exceed $500,000,000	$6,000,000
First Calendar Quarter in which aggregate Net Sales of Products since the Closing Date equal or exceed $600,000,000	$6,000,000
First Calendar Quarter in which aggregate Net Sales of Products since the Closing Date equal or exceed $700,000,000	$7,000,000
First Calendar Quarter in which aggregate Net Sales of Products since the Closing Date equal or exceed $800,000,000	$7,000,000

(ii) Buyer shall promptly notify Sellers in writing of the achievement of any milestone set out in Section 2.9(a)(i).

(iii) Each Milestone Payment shall be due and payable within thirty (30) days of the end of the Calendar Quarter in which the relevant milestone is achieved. Each Milestone Payment shall be made to the Seller or Sellers specified by SUSI in writing by wire transfer of immediately available U.S. funds in such respective amounts and in accordance with such wire instructions as Sellers shall specify in writing. For the avoidance of doubt, if more than one of the milestone events in Section 2.9(a)(i) should occur in one and the same Calendar Quarter, each of the respective Milestone Payments corresponding thereto shall become due. For clarity, Buyer’s obligations to pay a Milestone Payment corresponding to any milestone event that does not occur during the Milestone Term shall expire upon the expiration of the Milestone Term.

(vi) ******

(b) Net Sales Reports. Buyer shall deliver a written report on the form attached hereto as Exhibit D (each, a “Net Sales Report”) within sixty (60) calendar days following the end of each of the 2nd and 4th Calendar Quarter of each Calendar Year ending during the Milestone Term, which reports shall (i) specify the Net Sales of the Products during the preceding two (2) Calendar Quarters, (ii) shall include a reasonably detailed calculation of such Net Sales, all deductions from gross sales made in determining such Net Sales, and, in the case of each such Net Sales Report in respect of the final Calendar Quarters of each Calendar Year during the Milestone Term, the payments owing pursuant to this Section 2.9 for such Calendar Year (including the exchange rates used in such calculations) and (iii) certified by an authorized officer of Buyer.

(c) Currency. All Milestone Payments under this Section 2.9 shall be made in US Dollars. Any sales, or other amounts relevant to the calculation of Net Sales, that are made or incurred in a currency other than US Dollars shall be converted to the US Dollar equivalent using Buyer’s then-current standard exchange rate methodology as applied in its external reporting for the conversion of foreign currency sales into US Dollars.

(d) Books and Records; Audit. Buyer shall keep full, true and accurate books of account and supporting data containing all particulars that may be necessary for the purpose of calculating Net Sales of the Products forming the basis for amounts payable to Sellers under this Section 2.9. Such books and the supporting data shall be open, on ten (10) Business Days’ prior written notice during normal business hours and in a manner so as not to unreasonably interfere with Buyer’s normal business operations, to the inspection by a firm of certified public accountants selected by Sellers and reasonably acceptable to Buyer who shall have executed a customary confidentiality agreement, for the limited purpose of verifying Buyer’s Net Sales Reports; provided, however, that such examinations shall not take place more often than once during any twenty four (24) month-period and shall not cover more than the preceding two (2) years. Except as otherwise provided in this Section 2.9(d), the cost of any such examination shall be paid by Sellers. In the event that any such inspection reveals a deficiency in excess of seven percent (7%) of the reported payments under Section 2.9 for the period covered by the inspection, Buyer shall promptly pay Sellers the deficiency, plus interest at an annual rate equal to the Applicable Rate as of the date on which such deficient amount was first due from the date first due until the date paid, and shall reimburse Seller for the fees and expenses paid to such accountants in connection with such inspection. In the event that any such inspection reveals a deficiency that is less than or equal to seven percent (7%) of the reported payments under this Section 2.9 for the period covered by the inspection, Buyer shall promptly pay Sellers the deficiency plus interest at an annual rate equal to the Applicable Rate as of the date on which such deficient amount was first due from the date first due until the date paid. In the event that any such inspection reveals an overpayment by the Buyer such overpayment shall be set-off against the following future payment payable by the Buyer to the Sellers under this Section 2.9.

(e) In connection with Buyer’s obligation to make Milestone Payments to Sellers pursuant to this Section 2.9, which obligation constitutes a material component of the consideration to Sellers for the sale of the Acquired Assets pursuant hereto, Buyer agrees as follows:

(i) Buyer will and will cause its applicable Affiliates to use Commercially Reasonable Efforts to make, market, sell and otherwise commercialize the Products during the Milestone Term. Each of the Sellers acknowledges and agrees that Buyer’s failure to achieve or exceed (x) the Sellers’ historic sales revenues from the Products, or (y) the Sellers’ or Buyer’s sales projections, shall not be deemed to constitute (in the case of clause (x)) conclusive evidence or (in the case of clause (y)) evidence of the Buyer’s use, or lack of use, of Commercially Reasonable Efforts hereunder (it being understood that the underlying cause of any such failure may be taken into account in making such determination).

(ii) Buyer will not sell, assign or otherwise transfer any Acquired Intellectual Property or any of the Acquired Product Registrations included among the Acquired Assets to any Third Party (each such Third Party, a “Transferee”), unless, prior thereto, such Transferee agrees in writing with the Sellers to be subject to the provisions of (A) this Section 2.9 with respect to sales of Products attributable to such Transferee and its Affiliates, and their licensees and sublicensees and (B) if such Transferee is subject to Milestone Payments, Section 6.13(f). For purposes of this clause (ii), the definition of Net Sales herein shall be deemed to refer solely to sales of Products by Transferee and its Affiliates, and, to the extent attributable to such Transferee under the definition of Net Sales, its licensees and sublicensees. For the avoidance of doubt, this clause (ii) shall not apply to the license of rights in the Products to any Product Licensee or to any Third Party to whom the gross amounts invoiced or otherwise billed by Buyer or its Affiliates are included in the calculation of the Net Sales of Buyer.

(iii) Notwithstanding anything to the contrary, the Buyer and its Affiliates may from time to time, in their sole discretion, change the price and/or other terms of sales in respect of the Products applicable to sales after Closing (including, without limitation, agreeing to increased discounts, administration fees or rebates, in each case, applicable to sales after Closing). Each of the Sellers further acknowledges and agrees that any change to the price and/or other terms of sales in respect of the Products shall not be deemed to constitute the Buyer’s use, or lack of use, of Commercially Reasonable Efforts hereunder.

Section 2.10 Late Payments. Any amount required to be paid by a Party under this Agreement which is not paid on the date due shall bear interest at an annual rate equal to one and three-quarters (1.75) percentage points above the Applicable Rate for the first Business Day of the month in which payment is made. Such interest shall be accrued daily.

Section 2.11 Withholding. Notwithstanding any other provision of this Agreement, if any Taxes are required by applicable Law to be withheld by a Party from a payment made to another Party pursuant to this Agreement, the paying Party will: (a) deduct such Taxes from the payment made to the other Party; (b) timely pay the Taxes to the proper Taxing authority for the account of the other Party; (c) send proof of payment to the other Party; and (d) reasonably cooperate with the other Party (at such Party’s expense) in its efforts to obtain a credit for such Tax payment. To the extent that amounts are so withheld by the Buyer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Sellers. The Parties agree that, before making any deduction or withholding, the paying Party shall give other Party(ies), as applicable, reasonable notice of its intention to make such deduction or withholding (which notice shall include the method of calculation for the proposed deduction or withholding). Each Party agrees to reasonably assist the other Party(ies) (at such Party(ies’) expense) in lawfully claiming exemptions from and/or minimizing such deductions or withholdings under an applicable Tax treaty and any applicable Law. Notwithstanding anything to the contrary in this Section 2.11 or any other provision in this Agreement, if Buyer assigns, delegates or sublicenses its obligations to make any payments under this Agreement (other than an assignment, delegation or sublicense requested by Sellers) and to the extent that, solely as a result of such assignment, delegation or sublicense, a payment by Buyer under this Agreement is subject to withholding Tax or an increased withholding Tax, any sum payable to Sellers shall be increased to the extent necessary to ensure that Sellers receive a sum equal to the sum which they would have received had no such withholding Tax or increased withholding Tax (as, and to the extent, resulting from such assignment, delegation or sublicense) become payable.

Section 2.12 Allocation of Consideration. Within one hundred eighty (180) days after the Closing Date, the Buyer shall deliver to the Sellers a schedule, prepared in a manner consistent with Schedule 2.12 of the Seller Disclosure Letter, allocating the Purchase Price (and any liabilities and other items taken into account for U.S. federal Income Tax purposes) (the “Allocation Schedule”); provided, however, that the Allocation Schedule shall be subject to review of the Sellers. The Parties acknowledge and agree that for all purposes, including the Allocation Schedule, all Inventory included in the Acquired Assets (as detailed in the Allocation Schedule) shall be valued at book cost (consideration paid). The Allocation Schedule shall be deemed final unless the Sellers notify the Buyer in writing that the Sellers object to one or more items reflected in the Allocation Schedule within thirty (30) days after delivery of the Allocation Schedule to the Sellers. In the event of any such objection the Sellers and Buyer shall negotiate in good faith to resolve such dispute; provided, however, that if the Sellers and Buyer are unable to resolve any dispute with respect to the Allocation Schedule within thirty (30) days after the delivery by the Sellers of their objections to the Allocation Schedule to the Buyer, such dispute shall be resolved in accordance with the procedures and principles set forth in Section 2.8(c) hereto, mutatis mutandis. Except as required by applicable Tax Law, (a) the Allocation Statement as finalized pursuant to this Section 2.12 shall be binding on the parties for federal, state, local, foreign and other Tax reporting purposes, (b) no Party will assert or maintain a position inconsistent with such allocation, and (c) the applicable Tax Returns to be filed by any of the Parties or their Affiliates shall reflect such allocation.

Section 2.13 Risk of Loss. As of the Closing, subject to Section 2.5, title to the Acquired Assets shall be transferred to Buyer. After the Closing and except for such Acquired Assets subject to Section 2.5, Buyer shall bear all risk of loss associated with the Acquired Assets and shall be solely responsible for procuring adequate insurance to protect the Acquired Assets against any such loss.

Section 2.14 No Set-Off. With the exception of indemnifiable Losses for which Sellers are liable hereunder (subject to the limitations on indemnification set forth in Article VII hereof) and for which Buyer has in good faith delivered a Claim Notice or a notice of a Third Party Claim pursuant to Section 7.5(a) or Section 7.6 hereof, as applicable, Buyer shall not set off against any amount or amounts owing to Sellers hereunder, including pursuant to Section 2.8 or 2.9, the amount of any Losses or other amounts for which Sellers are or are alleged to be liable pursuant to this Agreement or any other Transaction Document. Any set off by Buyer in accordance with the foregoing shall not exceed the amount of Losses specified in the corresponding Claim Notice or notice of Third Party Claim and, in the event that the amount of Losses that Sellers are finally determined to be liable (by mutual agreement of the Parties or by a court of competent jurisdiction) exceed the amount withheld by Buyer, Buyer shall, within five (5) Business Days, pay such excess to Sellers, plus interest on such amount, calculated at an annual rate equal to the Applicable Rate plus 1.75% accruing from the date on which such payment was owing through the date on which the excess withheld amount is paid, in accordance with such instructions as are provided by Sellers.

Section 2.15 Proration. In the event that the payment contemplated by Section 1.5(c)(iv) of the CSL Purchase Agreement becomes payable, and is paid by Buyer, after the Closing, such obligation shall be an Assumed Liability, but Sellers shall reimburse Buyer for a portion thereof equal to the product of (i) $1,500,000 multiplied by (ii) the quotient obtained by dividing (A) the Annual Net Sales (as defined in the CSL Purchase Agreement) in the United States occurring during the portion of the period from July 1, 2021 through June 30, 2022 ending on the day prior to the Closing Date by (B) Eighteen Million Seven Hundred and Sixty Five Thousand Eight Hundred and Ninety Two U.S. Dollars ($18,765,892). Such reimbursement shall be made by wire transfer of immediately available US funds to an account designated in writing by Buyer within fourteen (14) days after Buyer delivers written confirmation to Sellers that Buyer has made such payment pursuant to the CSL Purchase Agreement. For the avoidance of doubt, in the event that under any Assigned Contract there is an obligation to pay royalties or similar payments based on sales (e.g., Net Sales) of any Product during a defined time interval (e.g., month, quarter or year), then with respect to a Straddle Period (as defined below), the liability for the payment of such royalty shall be allocated between the Sellers and Buyer in a manner such that the Sellers shall be responsible, and shall reimburse the Buyer (after written confirmation from Buyer to Sellers that it has made such payment), for the portion of the applicable payment that equals the product of (i) the applicable payment multiplied by (ii) the quotient obtained by dividing (A) the Net Sales (or such other metric used in the applicable Assigned Contract) occurring during the period commencing on the beginning of the Straddle Period and ending on the Closing Date by (B) the total Net Sales (or such other metric used in the applicable Assigned Contract) during the Straddle Period. “Straddle Period” shall mean a time interval used under any Assigned Contract for the determination of payment of royalties or similar payments based on sales of any Product, which time interval begins prior to the Closing and ends after the Closing.

ARTICLE III
CLOSING; DELIVERIES

Section 3.1 The Closing. The closing of the sale and purchase of the Acquired Assets and the assumption of the Assumed Liabilities (the “Closing”) shall take place at the offices of Mayer Brown LLP, 1221 Avenue of the Americas, New York, NY 10020 on the date hereof. The effective time of the Closing shall be 5:00 pm, Eastern Time. At the Closing, the Parties will exchange the funds, certificates and other documents as specified in this Agreement. The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 3.2 Deliveries by Buyer. At the Closing, Buyer shall deliver or cause to be delivered to Sellers the following:

(a) the Closing Date Payment, in accordance with Section 2.7(a);

(b) a counterpart to a Transition Services Agreement substantially in the form of Exhibit C hereto (the “Transition Agreement”), duly executed on behalf of Buyer;

(c) a counterpart to (i) the US Bill of Sale, duly executed on behalf of Kamada Inc. and (ii) the ROW Bill of Sale, duly executed on behalf of Kamada;

(d) a counterpart of the IP Assignment, duly executed on behalf of Kamada;

(e) an incumbency certificate in customary form relating to each person executing (as corporate officer or otherwise on behalf of another person) any Transaction Document executed by Buyer and delivered to Sellers pursuant to the terms hereof;

(f) a legally recognized certificate documenting the transfer of the Inventory as a sale made for the purpose of resale, exempt from sales, use and other transaction based Taxes imposed by applicable Law in the jurisdictions in which the Inventory is located; and

(g) copy of an executed tax certificate, stamped by EY, confirming that the Closing Date Payment will not be subject to any Israel withholding Tax.

Section 3.3 Deliveries by Sellers. At the Closing, Sellers shall deliver or cause to be delivered to Buyer the following:

(a) a counterpart of the Transition Agreement, duly executed on behalf of the Seller(s) party thereto;

(b) a counterpart to each of the US Bill of Sale and the ROW Bill of Sale, each duly executed on behalf of the Seller(s) party thereto;

(c) a counterpart of the IP Assignment, duly executed by the applicable Sellers;

(d) duly executed letters from the applicable secured parties specified on Schedule 3.3(d) of the Seller Disclosure Letter (the “Payoff Letters”) providing that (i) any Encumbrances on any Acquired Assets securing amounts owed to such secured parties will be released upon payment of the amounts specified therein, and (ii) Form UCC-3 Financing Statement Amendments terminating such Encumbrances will be filed promptly following the payment of such amounts;

(e) copies of all Consents obtained from Third Parties in respect of the transactions contemplated hereby; and

(f) an incumbency certificate in customary form relating to each person executing (as corporate officer or otherwise on behalf of another person) any Transaction Document executed by Sellers or any of its Affiliates.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in the Seller Disclosure Letter delivered by the Sellers to Buyer concurrently with the execution of this Agreement, Sellers, jointly and severally, represent and warrant to Buyer that the following representations and warranties are true and correct as of the date hereof:

Section 4.1 Corporate Organization; Authority. Each Seller is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation and has all requisite corporate power and authority to conduct the Business (to the extent applicable to such Seller) as it is now being conducted and to own, lease and operate the Acquired Assets.

Section 4.2 Due Authorization. Each Seller has full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions provided for herein and therein. The execution and delivery by each Seller of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of such Seller, and no other corporate proceedings on the part of such Seller are necessary to authorize this Agreement or the other Transaction Documents to which it is a party or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by each Seller, and, assuming this Agreement has been duly authorized, executed and delivered by Buyer, this Agreement constitutes a valid and binding agreement of each Seller, enforceable against each Seller in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.3 No Violations; Consents and Approvals.

(a) With respect to each Seller, neither the execution and delivery by such Seller of this Agreement or the other Transaction Documents to which it is a party, nor the consummation by such Seller of the transactions contemplated hereby or thereby, will (i) violate any applicable Law, (ii) breach or violate any provision of such Seller’s constituent documents, (iii) except as set forth on Schedule 4.3(a)(iii) of the Seller Disclosure Letter, conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party a right to accelerate, terminate or modify or cancel, any Assigned Contract or Shared Contract or result in the modification, revocation or suspension of any Permit, or (iv) except as set forth on Schedule 4.3(a)(iv) of the Seller Disclosure Letter, result in the creation of any Encumbrance upon any of the Acquired Assets, except, in the case of each of clauses (i) and (iii), where such, conflict, breach, default, acceleration, termination, modification, revocation or suspension would not reasonably be expected to adversely affect the Acquired Assets, Assumed Liabilities or the Business in any material respect or would not reasonably be expected to prevent or materially delay the consummation by such Seller of the transactions contemplated by this Agreement or any of the other Transaction Documents to which it is a party.

(b) Neither the execution and delivery by any Seller of this Agreement or the other Transaction Documents to which any Seller is a party, nor the consummation by any Seller of the transactions contemplated hereby or thereby will require any Consent of any Governmental Authority or any other Person on the part of any Seller, except as contemplated by Section 6.4(b) and other than (i) any Consent the failure of which to be obtained would not reasonably be expected to adversely affect the Acquired Assets, Assumed Liabilities or Business in any material respect or would not reasonably be expected to prevent or materially delay the consummation by such Seller of the transactions contemplated by this Agreement or any other Transaction Documents to which it is a party, (ii) any Consent that is required as a result of any facts or circumstances relating solely to Buyer or any of its Affiliates, and (iii) the Consents set forth on Schedule 4.3(b) of the Seller Disclosure Letter.

Section 4.4 Acquired Assets; Title and Rights in Acquired Assets.

(a) Sellers have good and valid title to all of the assets included in the Acquired Assets free and clear of all Encumbrances, other than Permitted Encumbrances.

(b) Except for (i) the Excluded Assets, (ii) inventory sold in the Ordinary Course of Business, and (iii) those functions and services that will be provided by the Sellers pursuant to the Transition Agreement, the Acquired Assets comprise all of the material assets, properties and rights that are necessary to conduct the Business in the same manner in all material respects as conducted by the Sellers during the twelve (12)-month period immediately preceding the date hereof. Notwithstanding the foregoing, this Section 4.4(b) shall in no way be deemed to be a representation or warranty with respect to non-infringement or the absence of misappropriation or other violations of Intellectual Property, which matters are solely addressed in Section 4.5(c).

Section 4.5 Intellectual Property; Data Protection.

(a) Schedule 4.5(a) of the Seller Disclosure Letter sets forth a complete and accurate list of all Registered IP that is used by the Sellers in connection with any of the Products and/or the operation of the Business (collectively, the “Scheduled IP”), including owner/applicant, date of application/registration, application/registration number, and upcoming deadlines in the next twelve (12) months for renewal, maintenance or responses in each case, as applicable. Except as set forth in Schedule 4.5(a) of the Seller Disclosure Letter, such Scheduled IP is subsisting and in full force and effect and valid and enforceable. Sellers own good and valid title, free and clear of all Encumbrances other than Permitted Encumbrances, or otherwise possess valid and enforceable written licenses to use, all Acquired Intellectual Property. Except as set forth in Schedule 4.5(a) of the Seller Disclosure Letter, Sellers are the sole and exclusive owners of the Acquired Intellectual Property, and no academic institution or Governmental Authority or any other person has any right, title or interest (including any “march in” or co-ownership rights) in or to any Acquired Intellectual Property.

(b) The Acquired Intellectual Property and the Intellectual Property licensed to Sellers and its Affiliates under the Assigned Contracts constitute all Intellectual Property necessary to enable Buyer to conduct the Business immediately after the Closing in the same manner as conducted by the Sellers during the twelve (12)-month period immediately preceding the date hereof. Notwithstanding the foregoing, this Section 4.5(b) shall in no way be deemed to be a representation or warranty with respect to non-infringement or the absence of misappropriation or other violations of Intellectual Property, which matters are solely addressed in Section 4.5(c).

(c) Except as set forth on Schedule 4.5(c) of the Seller Disclosure Letter, (A) none of the Sellers has received any written or verbal notice of any claims against the Sellers (i) concerning the ownership, validity or enforceability of any of the Acquired Intellectual Property or (ii) alleging that the Exploitation of any Product or any other aspect of the conduct of the Business by the Sellers or any of their respective Affiliates, infringes, misappropriates, or otherwise violates the Intellectual Property of any Third Party and (B) there is no action, suit or proceeding pending before any court or Governmental Authority or arbitral body or, to Sellers’ Knowledge, threatened, pertaining to any Acquired Intellectual Property (including, to Sellers’ Knowledge, the Licensed IP). The conduct of the Business, including the Exploitation of each Product by the Sellers, does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated, or otherwise violated, the Intellectual Property of any Third Party. As of the date of this Agreement, and except as set forth on Schedule 4.5(c) of the Seller Disclosure Letter, to Sellers’ Knowledge, no Third Party is infringing, misappropriating or otherwise violating any Acquired Intellectual Property. Notwithstanding any provision in this Agreement to the contrary, this Section 4.5(c) constitutes the sole and exclusive representations and warranties in this Agreement regarding any actual or alleged infringement, misappropriation or other violation of Intellectual Property. Notwithstanding anything to the contrary in this Section 4.5(c), no representation or warranty is being provided regarding any trademarks, trade names, service marks or service names that are not part of the Acquired Assets or not licensed by the Sellers to Buyer hereunder or under the Transition Agreement and that Buyer may otherwise elect to use regarding the Products after the Closing, or any copyrights in any marketing materials or technical documentation regarding the Products created or modified (to the extent modified) by or for Buyer after the Closing.

(d) The Sellers have taken commercially reasonable steps to protect the confidentiality of all confidential information and Know How included in the Acquired Intellectual Property, including causing all of its directors, managers, officers, employees, agents, and representatives to enter into reasonable confidentiality agreements or otherwise be bound by reasonable duties of confidentiality.

(e) Each employee and independent contractor of the Sellers and/or any of their Affiliates, and any other Person that is employed or engaged by the Business or has provided or is providing his or her services related to the Business, has duly and validly assigned to the applicable Seller or its Affiliate, all right, title and interest in and to all material Intellectual Property Rights created, made or invented by each such Person during his employment with such Seller or Affiliate or engagement as an independent contractor or service provider.

(f) Except with respect to “shrink-wrap” licenses or other commercially available software, Schedule 4.5(f) of the Seller Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of all of the agreements of the Business (i) under which any Licensed IP is licensed to any Seller or its Affiliates, and (ii) by which a Seller or any of its Affiliates has licensed or otherwise authorized a Third Party to use any Acquired Intellectual Property (collectively, the “Licensed IP Contracts”), including license agreements, settlement agreements and covenants not to sue. Except for the Licensed IP Contracts, none of the Sellers or any of their Affiliates has granted any licenses or other rights to any Person with respect to any Acquired Intellectual Property.

(g) None of the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby will, with or without notice or the lapse of time, result in or give any other Person the right or option to cause or declare: (i) a loss of, or Encumbrance on, any Acquired Intellectual Property; (ii) the grant, assignment or transfer to any other Person of any license, covenant not to assert or other right or interest under, to or in any of the Acquired Intellectual Property; (iii) payment of any royalties or other license fees with respect to Acquired Intellectual Property or Licensed IP Contracts; or (iv) a right of a party to a Licensed IP Contract to obtain access to any Acquired Intellectual Property that is different from or additional to the Acquired Intellectual Property that is the subject matter of such agreement. Notwithstanding the generality of any other representations and warranties in this Agreement, except for representations regarding Assigned Contracts or Shared Contracts with respect to any Acquired Intellectual Property or Licensed IP Contracts, the representations and warranties in this Section 4.5 constitute the sole and exclusive representations and warranties of the Sellers with respect to Intellectual Property.

Section 4.6 Inventory. Schedule 4.6 of the Seller Disclosure Letter sets forth the amount, kind (by SKU, in relation to finished product Inventory) and dating of the Inventory on hand as at November 16, 2021. The Inventory (i) was acquired or produced in such quantities as Sellers reasonably determined in accordance with their past practices are required to meet reasonably forecast demand in the Ordinary Course of Business, (ii) has not been pledged as collateral and is not otherwise subject to any Encumbrance, (iii) is not held on consignment, (iv) has been produced, manufactured, labeled, handled, packaged and stored at all times in accordance with cGMP and all applicable Laws and specifications and in the Ordinary Course of Business and (v) is usable and salable in the Ordinary Course of Business, except for obsolete, damages, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established.

Section 4.7 Material Contracts.

(a) Except for (x) any intercompany Contracts between or among any of the Sellers and their Affiliates, (y) any Contract having as its sole remaining obligations warranty or confidentiality obligations that have not expired and (z) any purchase orders or sales orders entered into in the Ordinary Course of Business with value of less than $100,000, Schedule 4.7(a) of the Seller Disclosure Letter sets forth an accurate, correct and complete list of each Contract (collectively, the “Material Contracts”) relating solely or primarily to the Business, any Product, the Acquired Assets or the Assumed Liabilities, or Sellers’ operations in connection therewith of the following types:

(i) any customer Contract providing for payments to the Sellers in excess of seven hundred fifty thousand dollars (US$750,000) annually (calculated based on Calendar Year 2020);

(ii) any Contract that relates to the research, development, conduct of clinical trials, supply, manufacture, testing, marketing, distribution or co-promotion of, or collaboration with respect to any Product, any active ingredient or other raw material used therein;

(iii) any Contract that has been entered into with any of the Business Employees;

(iv) any Contract that is a joint venture, partnership, cooperative arrangement, strategic alliance or any other similar arrangement;

(v) any Contract pursuant to which any of the Sellers or its Affiliates owes any royalties, sharing of profits, or other similar arrangement with respect to the conduct of the Business and/or any Product;

(vi) any Contract relating to the acquisition or disposition of any business or assets of any other Person (other than Inventory) or any material real property (whether by merger, sale of stock, sale of assets or otherwise) related to the Business (the “Previous Acquisition Agreements”);

(vii) any Licensed IP Contract;

(viii) any Contract that provides for (A) “most favored nation” pricing provisions in favor of the counterparty or any other clause that purports to adjust pricing for products or services provided by any of the Sellers with respect to the Business based on terms made available to other customers, (B) exclusive marketing or exclusive distribution rights relating to any Product, (C) an agreement on the part of any Seller to purchase goods relating to any Product exclusively from a certain party, (D) an agreement on the part of any Seller to purchase its total requirements of any product or service from any Person or that contains “take or pay” or similar provisions, or (E) restrictions on any Seller against competing in any line of business or with any Person in any geographical area or soliciting or hiring any Person with respect to employment;

(ix) any Contract that is with a Governmental Authority;

(x) any Contract that is a settlement agreement or consent decree;

(xi) any Contract that provides for (A) the grant of an Encumbrance on any Acquired Asset or (B) the sale of any Acquired Asset, or granted any preferential rights to purchase any Acquired Asset or Products, in each case of (A) and (B), outside the Ordinary Course of Business; or

(xii) any Shared Contract.

(b) Except for the Contracts that have been entered into with any of the Business Employees and Shared Contracts or as otherwise set forth in Schedule 4.7(b) of the Seller Disclosure Letter, correct and complete copies of each written Material Contract or summaries of each oral Material Contract, together with any amendments thereto, have been made available by Sellers to Buyer by posting such copies in the Data Room.

(c) With respect to each of the Material Contracts, except as set forth in Schedule 4.7(c) of the Seller Disclosure Letter: (i) such Contract is legal, valid, binding and enforceable against the applicable Seller and the other parties thereto, in each case, subject to the Enforceability Exceptions, and is in full force and effect; (ii) Sellers are not in, and, since January 1, 2019, have not been in, material breach or default thereunder, or otherwise been subject to any material claims thereunder, and, to Sellers’ Knowledge, no other party to any such Contract is in, or, since January 1, 2019, has been in, material breach or default thereunder, or otherwise been subject to any material claims thereunder, and, to Sellers’ Knowledge, no event has occurred which, with notice or lapse of time, would reasonably be expected to constitute such a material breach or default, or permit termination, modification, or acceleration, under such Contract; (iii) no Seller, or, to Sellers’ Knowledge, any other party to such Contract has repudiated any material provision thereof and no such other party has given any Seller any written notice of any material dispute with respect to such Contract or its intention to terminate or not renew any such Contract or that it wishes to discontinue any of its material obligations thereunder; (iv) Sellers have performed, in all material respects, all requirements to be performed by it under such Contract; and (v) no Seller has received any notice that it has violated, defaulted under or breached such Contract.

(d) Without limiting the generality of the foregoing Section 4.7(c), other than obligations to be performed or satisfied on or after the Closing Date pursuant to the express terms of the Previous Acquisition Agreements, to Sellers’ Knowledge, there are no outstanding Liabilities under the Previous Acquisition Agreements and the Sellers are not in breach under any agreement providing for payment of royalties or payments that are based on sales of any of the Products by the Sellers.

Section 4.8 Compliance with Law. Since January 1, 2018 (or, to the extent related to Cytogam, since September 1, 2019), Sellers have complied in all material respects with all Laws applicable to the Business, the Acquired Assets, the Assumed Liabilities, and each Seller’s and its Affiliates’ operations in connection therewith, including the Social Security Act, the rules and regulations and policies of the U.S. Department of Health and Human Services, and all public health and safety provisions of state Law. During the past three (3) years, no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand or notice has been filed or commenced against any Seller by any federal, state, local or foreign Governmental Authority in relation to the Products or the Business and, to Sellers’ Knowledge, none of the foregoing has been threatened.

Section 4.9 Litigation.

(a) There is no, and since January 1, 2019 there has not been, any Proceeding pending, or, to Sellers’ Knowledge, any threatened action or suit, claim, or demand, against any Seller which either (i) relates in any material respect to the Business, the Acquired Assets, the Assumed Liabilities, Sellers’ operations in connection therewith, or the transactions contemplated hereby or the events leading to the approval or execution of this Agreement, or (ii) is reasonably expected to materially impair or delay Sellers’ ability to consummate the transactions contemplated by this Agreement.

(b) This Section 4.9 does not relate to (i) Intellectual Property matters, such items being the subject of Section 4.5, (ii) product liability, product defect, or product recall matters, such items being the subject of Section 4.15, or (iii) employees and labor matters, such items being the subject of Section 4.11.

Section 4.10 Financial Information; Absence of Adverse Effect.

(a) Set forth on Schedule 4.10(a) of the Seller Disclosure Letter are unaudited statements of gross revenues, gross profit and net sales for the fiscal years ended December 31, 2019 and 2020 and the six months ended June 30, 2021 with respect to the Business, the Acquired Assets and the Assumed Liabilities (the “Financial Information”). The Financial Information was prepared in accordance with the books and accounts and other financial records of Sellers in compliance with GAAP consistently applied and presents fairly in all material respects the gross revenues, gross profit and net sales of the Business, the Acquired Assets and the Assumed Liabilities based on management’s reasonable assumptions as of and for the periods indicated, which assumptions are made in accordance with GAAP consistently applied.

(b) Since December 31, 2020, (i) other than as set forth in Schedule 4.10(b) of the Seller Disclosure Letter, the Business has been operated in the Ordinary Course of Business in all material respects and (ii) no Material Adverse Effect has occurred.

Section 4.11 Employees and Labor Matters.

(a) Schedule 4.11(a) of the Seller Disclosure Letter contains a true, complete and correct list, as of the date hereof, of the following information for each Business Employee as of the date hereof: such individual’s (i) current annual base salary or base hourly rate, (ii) if applicable, annual incentive compensation opportunity and target bonus, (iii) payment received for the 2020 calendar year under any (A) variable incentive compensation opportunity in the form of a formulaic incentive or (B) annual discretionary bonus arrangement, or (C) sales commissions, (iv) job title, (v) whether exempt or non-exempt from overtime pay under applicable Law, (vi) corporate hire date, (vii) work location, (viii) annual allotment of vacation benefit, (ix) such Business Employee’s employer, and (x) whether such Business Employee is on a leave of absence (including the anticipated return to work date).

(b) Schedule 4.11(b) of the Seller Disclosure Letter lists all independent contractors rendering services to or in connection with the Business (the “Business Contractors”), a description of services, remuneration and start date of engagement

(c) None of the individuals listed on Schedule 4.11(a) of the Seller Disclosure Letter have terms and conditions of employment that are subject to a collective bargaining agreement to which Sellers or any of their Affiliates are a party. No Business Employee is represented by or part of a works council, union or other collective group, and there have been no attempts to form a work council, union or other collective group. There is no, nor there has not been since January 1, 2019 any, labor strike, dispute, slow down, work stoppage, unresolved material labor union grievance or labor arbitration proceedings or any other Proceedings, pending, or to the Sellers’ Knowledge, threatened against the Sellers or any of their Affiliates with respect to any such individual and, to the Sellers’ Knowledge, there are no union organizing activities.

(d) To the Sellers’ Knowledge, no Business Employee nor Business Contractor is subject to any restrictive covenant or any other obligation for the benefit of any third party, other than Sellers or the Business, that adversely affects the ability of such Person to perform his or her duties or provide services to, or could limit such Person’s services to the Sellers in connection with the Business because of the nature of the Business or the use of trade secrets or proprietary information of any Person.

(e) To the extent due and payable, the Sellers and each of their Affiliates have paid in full to all Business Employees and Business Contractors all wages, salaries, fees, commissions, bonuses, benefits and other compensation due to or on behalf of such Business Employees and Business Contractors.

(f) No Business Employee or group of such employees has informed any of the Sellers of any plans to terminate employment with such Seller.

Section 4.12 Seller Benefit Plans. Schedule 4.12 of the Seller Disclosure Letter sets forth a complete and accurate list of all material Seller Benefit Plans in which the Business Employees participate as of the date of this Agreement. A copy of each of the material Seller Benefit Plans, in each case as in effect on the date of this Agreement, has been made available to Buyer by posting such copy in the Data Room.

Section 4.13 Taxes. Sellers and their Affiliates have timely filed (or has had timely filed on its behalf) or will file or cause to be timely filed, all federal, state, foreign and other Tax Returns with respect to the Acquired Assets or the Business required by applicable Law to be filed by each Seller or its Affiliates prior to or as of the Closing Date.  All Taxes in respect of the Acquired Assets and the Business that are due and payable with respect to any period immediately prior to the Closing have been or will have been paid by the Sellers or their Affiliates.  No deficiency or adjustment for any Taxes has been threatened, proposed, asserted or assessed in writing against any Seller or any of its Affiliates in relation to the Acquired Assets or the Business.  There are no Encumbrances for Taxes upon the Acquired Assets, except for Encumbrances for current Taxes not yet due.

Section 4.14 Acquired Product Registrations; Regulatory Matters; Permits.

(a) Sellers and, to Sellers’ Knowledge, all contractors and vendors involved in the Business, have obtained all Permits and Regulatory Approvals required by any foreign or domestic Governmental Authority (including FDA or any other Governmental Authority performing functions similar to those performed by FDA or otherwise having jurisdiction over the Products) that are necessary for the development, testing, manufacturing, packaging, labeling, distribution, promotion, storage, sale, marketing, import or export of the Products as presently conducted, and each of such Permit and Regulatory Approval is valid and in full force and effect. To Sellers’ Knowledge, there is no proceeding pending or threatened that would result in the termination, revocation, suspension or the imposition of a restriction on any such Permit or Regulatory Permit, or the imposition of any fine, penalty or other sanction for the violation thereof.

(b) Schedule 4.14(b) of the Seller Disclosure Letter sets forth a complete and accurate list of all Permits, Regulatory Approvals, and Acquired Product Registrations pending or granted to any Seller in connection with the Business and the Exploitation of the Products, including owner/applicant, jurisdiction, registration number, and regulatory status. Complete and accurate copies of such Permits and Regulatory Approvals have been made available to Buyer by posting such copies in the Data Room. Other than the Permits and Regulatory Approvals listed in Schedule 4.14(b) of the Seller Disclosure Letter, there are no other Permits or Regulatory Approvals required for the Business as conducted by the Sellers or the Exploitation of the Products by the Sellers under any applicable Law.

(c) The Company has timely filed with the applicable regulatory authorities (including FDA or any other Governmental Authority performing functions similar to those performed by the FDA), with respect to the Products, all material filings, documents, declarations, listings, registrations, reports, statements, amendments, supplements or submissions, including but not limited to adverse event reports, required to be filed by it under the applicable Laws. All such filings, documents, declarations, listings, registrations, reports, statements, amendments, supplements or submissions were, or (to the extent prepared by a Third Party) to Sellers’ Knowledge, were in material compliance with applicable Laws when filed, and no material deficiencies have been asserted by any applicable Governmental Authority with respect to any such filings, documents, declarations, listing, registrations, reports, statements, amendments, supplements or submissions. To the Sellers’ Knowledge, (i) each such filing was true and correct in all material respects as of the date of submission, or was corrected in or supplemented by a subsequent filing, and (ii) any material and legally necessary or required updates, changes, corrections, amendments, supplements or modifications to such filings have been submitted to the applicable Governmental Authority.

(d) Except as set forth on Schedule 4.14(d) of the Seller Disclosure Letter, the Business currently is and has been conducted and the Exploitation of the Products currently is and has been carried out in accordance and in compliance with the terms of all the Permits, Regulatory Approvals and Acquired Product Registrations set forth in Schedule 4.14(b) of the Seller Disclosure Letter, in accordance with the specifications, requirements, and standards contained in all applicable Acquired Product Registrations, and has otherwise been conducted and carried out in accordance with all applicable Laws. Except as set forth on Schedule 4.14(b) of the Seller Disclosure Letter, all Permits, Regulatory Approvals and Acquired Product Registrations that have been granted to Sellers in connection with the Exploitation of the Products and the conduct of the Business are valid and no consent of any Governmental Authority is required in connection with the transfer of any such Permits, Regulatory Approvals or Acquired Product Registrations pursuant to the transactions contemplated hereby, except with respect to changes to the manufacturer, manufacturing facility, or manufacturing process initiated by the Buyer following the Closing.

(e) Other than as set forth on Section 4.14(e) of the Seller Disclosure Letter, no Seller or any of Sellers’ Affiliates have received any written notice or other written communication, and to Sellers’ Knowledge no vendor or contractor of Sellers has received any such notice or communication, from the FDA or any other Governmental Authority or from any Third Party, nor are there any Proceedings, and to the Sellers’ Knowledge no such Proceedings are threatened, all (i) contesting the approval of, the uses of, or the labeling, marketing, or promotion of the Products, (ii) otherwise alleging any violation by any Seller of any applicable Law or of the terms of any Permit, Regulatory Approval or Acquired Product Registration in connection with the Exploitation of the Products or conduct of the Business, (iii) asserting that any of the Permits, Regulatory Approvals or Acquired Product Registrations are not currently in good standing with the FDA or any equivalent foreign Governmental Authority in the country or countries of its jurisdiction or (iv) asserting that the Exploitation of any Product requires obtaining additional Permit, Regulatory Approval or Acquired Product Registration or modifying the terms of any existing Permit, Regulatory Approval or Acquired Product Registration; including, with respect to each of the foregoing, any notice, communication, and/or Proceeding that currently adversely affects, or reasonably would be expected to adversely affect, the supply of any Product from any contractor, vendor, and/or supplier to Seller and /or any of Sellers’ Affiliates.

(f) Sellers have made available in the Data Room, and have listed in Schedule 4.14(f) of the Seller Disclosure Letter, true and complete copies of all (i) reports of the FDA Form 483 inspection observations, (ii) establishment inspection reports, (iii) warning letters, and (iv) other documents that assert ongoing lack of compliance in any material respect with any applicable Laws (including those of the FDA), received by any Seller or received by any of its current contractors, vendors, and/or suppliers and in the possession of Sellers relating to the Products and/or arising out of the conduct of the Business.

(g) All Adverse Event reports received by Sellers that relate to the Products have been submitted to the FDA where required by applicable Law and, to Sellers’ Knowledge, no circumstances exist for which any other Adverse Event reports would reasonably be expected to be required to be submitted to the FDA under applicable Law. All Adverse Event reports since January 1, 2018 (or, with respect to Cytogam, since September 1, 2019) as submitted to FDA in periodic updates have been made available to Buyer by posting such copies in the Data Room. Other than as set forth in Schedule 4.14(g) of the Seller Disclosure Letter, there have been no recalls, detentions, withdrawals, field corrections, field notifications, safety alerts, suspensions, or seizures ordered or threatened or any adverse regulatory actions taken or threatened by the FDA or any other Governmental Authority with respect to the Products, including any facilities where Products are manufactured, produced, processed, packaged, or stored. No Seller has, either voluntarily or at the request of any Governmental Authority, initiated or participated in a recall of Products or provided any post-sale warnings regarding the Products.

(h) No Seller or any of its Affiliates nor, to Sellers’ Knowledge, any officer, employee or agent of any Seller or its Affiliates has made any untrue statement of a material fact or fraudulent statement or omission to the FDA or other Governmental Authority regarding the Products. Sellers and their Affiliates have filed with the FDA and all other Governmental Authorities all required notices, supplemental applications and annual or other reports, including adverse experience reports, with respect to each Acquired Product Registration relating to the Products. All filings with and submissions to the FDA and other Governmental Authorities made by Sellers or on their behalf regarding the Products were true, accurate and complete in all material respects as of the date made, and to the extent required to be updated, as so updated, remain true, accurate and complete in all material respects.

(i) None of the employees of Sellers or, to Sellers’ Knowledge, any manufacturer of, or other service provider in connection with, the Products, have been disqualified or debarred by the FDA for any purpose, or have been charged with or convicted under the U.S. federal Law for conduct relating to the development or approval, or otherwise relating to the regulation, of any drug product under the Generic Drug Enforcement Act of 1992, the FDCA or any other relevant Law.

(j) All clinical trials conducted in respect of the Products were conducted in accordance with applicable Law and good clinical practices in the United States and in such other jurisdictions in which such trials were conducted.

Section 4.15 Product Liability; Recalls.

(a) Except as set forth on Schedule 4.15(a) of the Seller Disclosure Letter, no material actions, suits, claims or demands have been made against Sellers, their Affiliates or their insurers, and to Sellers’ Knowledge, there are no circumstances which may give rise to such actions, suits, claims or demands, alleging any product liability, strict liability, negligence, manufacturing defect, design defect, failure to warn, fraud, concealment, breach of warranty, loss of consortium, wrongful death or any other personal injury or similar claim, economic damages, punitive or exemplary damages, contribution or indemnification (“Product Liability Claim”) and, to Sellers’ Knowledge, no such action, suit, claim or demand has been threatened. No payment or settlement of any kind has been made in response to or in anticipation of any Product Liability Claim.

(b) Since January 1, 2018 (or, with respect to Cytogam, since September 1, 2019), (a) there has not been, nor is there currently under consideration any recall or market withdrawal with respect to any Product by any Seller, or to the Sellers’ Knowledge, any recall, market withdrawal or regulatory enforcement action with respect to any Product by any Governmental Authority, and (b) no Product distributed or sold has been discontinued (whether voluntarily or otherwise) by any Seller due to concerns over potential harm to human health or safety.

Section 4.16 Customers and Suppliers.

(a) Schedule 4.16(a) of the Seller Disclosure Letter specifies the names of the customers that purchased Products with an aggregate purchase price exceeding five hundred thousand dollars ($500,000) during the year ended December 31, 2020. Since January 1, 2020, other than as set forth on Schedule 4.16(a) of the Seller Disclosure Letter: (i) there has not been any material adverse change in the business relationship, (ii) there has been no material dispute, with any such customer and (iii) none of such customers has given any Seller or its Affiliates a written notice terminating or indicating their intent to terminate or cancel, or otherwise given any written notice regarding any material dispute involving any Contract or relationship with Sellers relating to the Business or to materially reduce their purchases of the Products.

(b) Schedule 4.16(b) of the Seller Disclosure Letter specifies the names of the suppliers that supplied during the year ended December 31, 2020 (x) finished Products, (y) active ingredients or other raw materials or packaging materials intended to be used in respect of the Products or (z) work in process in respect of the Products. Since January 1, 2020, other than as set forth on Schedule 4.16(b) of the Seller Disclosure Letter: (i) there has not been any material adverse change in the business relationship, (ii) there has been no material dispute with any such supplier, (iii) none of such suppliers has given any Seller or its Affiliates a written notice terminating or indicating their intent to terminate or cancel, or otherwise given any written notice regarding any material dispute involving any Contract or relationship with Sellers relating to the Business or to materially reduce their supply in connection with the Products, and (iv) there have not been any material delays or failures in the supply of the Products by such suppliers.

Section 4.17 Environmental Matters. To Sellers’ Knowledge:

(a) No Seller is now, nor in the past three (3) years has been, in violation, or alleged to be in violation, of any Environmental Law, including with respect to any location or facility at which any Product is manufactured or stored;

(b) No Seller has received any written notice, complaint, order, directive, demand, request for information, claim or citation from any Third Party, including any federal, state, local or foreign Governmental Authority, indicating or alleging that any Seller or any of their predecessors may have any material liability or obligation under any Environmental Law arising out of or relating to the Business or the Acquired Assets, including with respect to any location or facility at or to which any Product or waste is stored, manufactured, shipped, or disposed of;

(c) There are no liabilities of any Seller under any Environmental Law relating to the Business or the Acquired Assets and there is no condition, occurrence, activity or circumstance that would reasonably be expected to result in or be the basis for any such liabilities;

(d) There has been no Spillage of Hazardous Substances at any location or facility at which any Product is manufactured or stored or at any location or facility where waste from the Business or the Acquired Assets are disposed of or recycled;

(e) No Seller is conducting or paying, in whole or in part, for any investigation, response, or other corrective action under any Environmental Law at any location or facility arising out of or relating to the Business or the Acquired Assets;

(f) No Seller has retained or assumed, either contractually or by operation of Law, any liabilities or obligations under any Environmental Law at any location or facility arising out of or relating to the Business or the Acquired Assets; and

(g) Sellers have made available to Buyer all environmental site assessments, audits, sampling data, monitoring reports, environmental Permits and registrations, and correspondence or orders from environmental regulators, in each case, that relate to the Business or the Acquired Assets and are in the possession of the Sellers.

Section 4.18 Brokers and Finders. Except for SVB Leerink, whose fees shall be borne solely by Sellers, no Seller nor any of its Affiliates or their respective officers, directors or employees has employed any broker or finder or incurred any liability for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement for which Buyer or any its Affiliates will be liable.

Section 4.19 Related Party Transactions. As of the Closing, except for this Agreement and other Transaction Documents and the Shared Contracts and as otherwise contemplated herein and therein: (a) there are no Contracts, arrangements, business dealings, transactions or other binding commitments or obligations between the Seller and any of its Affiliates relating to the Business; (b) except for any Assigned Contract not assigned at Closing, as contemplated by Section 2.5, no Seller or any of its Affiliates has any right or personal interest in any Assigned Contract or in any other Acquired Asset or in any Assumed Liability; (c) there is no debt, obligation or liability towards any Seller or any of its Affiliates included in the Assumed Liabilities and Buyer shall have no debt, obligation or liability towards any Seller or any of its Affiliates except as set forth in this Agreement or any of Transaction Documents.

Section 4.20 Compliance with Privacy Laws. The Sellers are and, since January 1, 2019 have been, in compliance in all material respects with applicable Laws relating to the privacy of patient medical records and all other personal information and data, including with respect to the collection, storage, use, sharing, transfer, disposition, protection and processing thereof (including in connection with any clinical trials conducted with respect to any Product).

Section 4.21 Disclaimer of Other Representations.

(a) SELLERS HAVE NOT MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO SELLERS OR ANY OF THEIR AFFILIATES OR THE BUSINESS OF SELLERS OR ANY OF THEIR AFFILIATES OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREMENT OR THE OTHER TRANSACTION DOCUMENTS, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE IV OR IN the certificate delivered pursuant to Section 3.3(g).

(b) Without limiting the generality of clause (a) above, except as expressly set forth in this Article IV or in the certificate delivered pursuant to Section 3.3(f), no Seller nor any of their Representatives has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the business of Sellers made available to Buyer and its representatives, including due diligence materials, or in any presentation of the business of Seller and its Subsidiaries by management of Sellers or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise. Except for any representation or warranty expressly set forth in this Article IV or in the certificate delivered pursuant to Section 3.3(f), it is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations are not and shall not be deemed to be or to include representations or warranties of any Seller. Anything to the contrary herein notwithstanding, the foregoing shall in no way limit Sellers’ liability for Fraud committed on the part of Sellers or their Representatives.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers that the following representations and warranties are true and correct as of the date hereof:

Section 5.1 Corporate Organization; Authority. Kamada is a company limited by shares duly organized and validly existing under the Laws of Israel and has all requisite corporate power and authority to conduct its business as it is now being conducted and to own, lease and operate the properties and assets it purports to own, lease and operate. Kamada Inc. is a corporation formed and validly existing under the Laws of the State of Delaware and has all requisite corporate power and authority to conduct its business as it is now being conducted and to own, lease and operate the properties and assets it purports to own, lease and operate.

Section 5.2 Due Authorization. Each of Kamada and Kamada Inc. has full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Kamada and Kamada Inc. of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized, and no other corporate proceedings on the part of Kamada and Kamada Inc. are necessary to authorize the execution and delivery of this Agreement and the other Transaction Documents to which it is a party or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Kamada and Kamada Inc. and, assuming this Agreement has been duly authorized, executed and delivered by Seller, constitutes the valid and binding agreement of each such Party, enforceable against it in accordance with its terms, subject to the Enforceability Exceptions.

Section 5.3 No Violations; Consents and Approvals. Neither the execution and delivery by each of Kamada and Kamada Inc. of this Agreement or the other Transaction Documents to which it is a party, nor the consummation of the transactions provided for herein or therein, will (a) violate any applicable Law, (b) breach or violate any provision of its constituent documents, (c) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party a right to accelerate, terminate or modify or cancel, any Contract to which it is a party or by which it is bound, or (d) require any Consent, waiver, approval, authorization of, Permit from, filing with, or notification to any Governmental Authority or any other Person on the part of Buyer, except as contemplated by Section 6.4(b) and other than any such Consent, waiver, approval, authorization, Permit, filing or notice the failure of which to be obtained or made would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement or any other Transaction Documents.

Section 5.4 Litigation. As of the date of this Agreement, there is no material action, suit or proceeding pending before any court or Governmental Authority or arbitral body, or, to the knowledge of Buyer, threatened, against Kamada or Kamada Inc. which would reasonably be expected to impair or delay Buyer’s ability to consummate the transactions contemplated by this Agreement.

Section 5.5 Brokers and Finders. Neither Kamada nor Kamada Inc., nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement for which any Seller or its Affiliates will be liable.

Section 5.6 Financial Capability. Buyer has sufficient funds available and on hand to pay the Closing Date Payment and any expenses incurred by Buyer in connection with the transactions contemplated by this Agreement.

Section 5.7 Investigation and Reliance.

(a) Buyer is a sophisticated purchaser and has conducted to its satisfaction an independent investigation, review, and analysis of the Business, the Acquired Assets, the Assumed Liabilities and the results of operations, Liabilities, and prospects of the Business, which investigation, review, and analysis were conducted by Buyer together with expert advisors, including legal counsel, that it engaged for such purpose. Buyer acknowledges that, in entering into this Agreement and agreeing to proceed with the consummation of the transactions contemplated by this Agreement, it has relied solely on (i) the representations and warranties of Sellers set forth in Article IV and (ii) the results of its own investigation, review, and analysis.

(b) Buyer acknowledges that, except for the representations and warranties of Sellers set forth in Article IV, no Seller, nor any of their Affiliates, or any of their respective Representatives has made, or is making, any representation or warranty, express or implied, regarding the Business, the Acquired Assets, the Assumed Liabilities, or the results of operations, Liabilities, or prospects of the Business, including any representations or warranties with respect to (i) merchantability or fitness for any particular use or purpose, (ii) the probable success or profitability of the Business after the Closing, (iii) any projections, forecasts, or forward-looking statements provided or made to Buyer, its Affiliates, or their respective Representatives, or (iv) any memoranda, charts, summaries, schedules, or other information about the Business, the Acquired Assets, the Assumed Liabilities, or the transactions contemplated by this Agreement or the other Transaction Documents (collectively, the “Business Information”) provided to Buyer or its Representatives in connection with the transactions contemplated by this Agreement and any information, documents, or materials provided to Buyer or its Representatives, whether orally or in writing, in or through the Data Room, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Buyer or its Representatives, or any other form in connection with the transactions contemplated by this Agreement). Buyer agrees that no Seller, nor any of their Affiliates, or any of their respective Representatives will have any Liability to Buyer or its Representatives relating to or resulting from the use of the Business Information or any errors, inaccuracies, or omissions in the Business Information, or for any other matter relating to the transactions contemplated by this Agreement, except for any Liability resulting from any breach of or inaccuracy in the representations and warranties of the Sellers expressly set forth in Article IV or any other matter for which a Buyer Indemnitee is entitled to indemnification pursuant to Article VII but subject to the limitations set forth in this Agreement. Sellers acknowledge that anything to the contrary herein notwithstanding, this Section 5.7 shall in no way limit Sellers’ liability for Fraud committed on the part of Sellers or their Representatives.

ARTICLE VI
ADDITIONAL AGREEMENTS

Section 6.1 Governmental and Other Consents and Approvals. Buyer acknowledges that certain Consents with respect to the transactions contemplated by this Agreement may be required from parties to Contracts and that such Consents have not been and may not be obtained. Subject to Section 2.5, Buyer agrees that neither Sellers nor any of their Affiliates shall have any Liability whatsoever to Buyer arising out of or relating to the failure to obtain any Consents that may be required in connection with the transactions contemplated by this Agreement or because of the termination of any Contract as a result thereof.

Section 6.2 FDA Notification; Marketing Authorizations. Within ten (10) Business Days after the Closing Date or, if later, promptly upon receipt of approval from Buyer in accordance with the second last sentence of this Section 6.2, Sellers will file with the FDA such letter(s) and/or notice(s) and accompanying materials required to be filed by Sellers to initiate the process of transferring from the applicable Seller to the Buyer the Acquired Product Registrations in the United States.  As soon as practicable thereafter, Buyer shall file with the FDA such letter(s) and/or notice(s) and accompanying materials required to be filed by Buyer in connection with the transfer from the applicable Seller to the Buyer the Acquired Product Registrations in the United States.  As soon as practicable after the Closing Date, Sellers and Buyer will file with Health Canada such letter(s) and/or notice(s) and accompanying materials required in connection with the transfer from the applicable Seller to the Buyer the Acquired Product Registrations in Canada.  All such materials filed by Sellers or Buyer with the FDA or Health Canada shall be provided to the other Party in advance for such other Party’s review. Each Party’s filing shall be subject to the non-filing Party’s approval (such approval not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary herein, Buyer shall be solely responsible for the payment of any filing or similar fees payable to the FDA with respect to the transfer of the Acquired Assets to Buyer.

Section 6.3 Public Announcements. The Parties shall mutually and reasonably agree upon press releases to be issued in respect of the transaction contemplated hereby upon or promptly following the Closing Date. The Parties shall consult with each other prior to issuing any other public announcement or statement with respect to this Agreement or the transactions contemplated hereby and neither Party shall issue any other public announcement or statement without the prior written consent of the other Party hereto not to be unreasonably withheld, delayed or conditioned, except as may be required by applicable Law or the rules or regulations of any securities exchange or pursuant to a form of press release agreed upon by the Parties.

Section 6.4 Employee Matters.

(a) Subject to Schedule 6.4(a) of the Seller Disclosure Letter, Buyer shall be permitted to offer employment to any of the employees of Sellers or their Affiliates listed on Schedule 6.4(a) of the Seller Disclosure Letter (each, a “Business Employee”). As soon as reasonably practicable, but in any event no later than ten (10) Business Days after the Closing Date, Buyer shall notify Sellers which, if any, of such Business Employees to whom Buyer will offer employment or has offered employment. Any such offer of employment shall be at an annual base compensation, and an opportunity for cash incentive conditional bonus (excluding, for clarity, equity and other non-cash compensation) not less than that which is in effect for such Business Employee, and with substantially the same responsibilities and duties (taking into consideration the difference in the size of the Buyer compared to the Sellers), in each case as disclosed in Schedule 4.11(a) of the Seller Disclosure Letter. The Business Employees to whom offers are made in accordance with the preceding sentence and who accept such offers shall become employees of Buyer effective as of the effective date agreed to with such Business Employees (as applicable, the applicable Business Employee’s “Start Date”) and are referred to herein as “Buyer Employees”. The applicable Seller or Seller Affiliate shall terminate the employment of each Buyer Employee prior to his or her Start Date. Nothing in this Agreement shall create any obligation on the part of Buyer to continue to employ any Buyer Employee for any period following the Closing Date.

(b) As of each Buyer Employee’s Start Date, Buyer shall, with respect to its vacation, 401(k) plan and other employee benefit plans, policies, programs or arrangements that contain a service-credit component and that are maintained by Buyer after the Start Date (solely to the extent applicable to such Buyer Employee), credit each Buyer Employee, for the purposes of eligibility or vesting but not for purposes of benefit accrual, with the applicable service credited for such Buyer Employee’s duration of employment by Seller and its Affiliates (and any predecessor thereto). Subject to the applicable policies, rules and regulations under any such plan offered by Buyer at the time the applicable Buyer Employee accepts Buyer’s employment offer, Buyer Employees shall be eligible to enroll in a health plan determined by Buyer without (i) any waiting periods, (ii) any evidence of insurability, or (iii) application of any pre-existing physical or mental condition restrictions, except to the extent that such waiting periods, evidence of insurability, pre-existing mental or physical condition restrictions would apply under Sellers’ existing medical benefit plan and be permitted by Law. Buyer shall use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all expenses incurred by each Buyer Employee (and his or her eligible dependents) during the calendar year in which the date of hire by the Buyer occurs for purposes of satisfying such year’s deductible and co-payment limitations and out-of-pocket maximums under the relevant welfare benefit plans in which such Buyer Employee (and his or her eligible dependents) will be eligible to participate after his or her Start Date.

(c)  Buyer shall permit a Buyer Employee to rollover a distribution from Seller 401(k) Plans into a 401(k) plan maintained by Buyer or its Affiliates, to the extent such rollover is in accordance with applicable Law and the terms of the applicable plans.

(d)  The provisions of this Section 6.4 pertaining to the employment and employee benefits of Buyer Employees are solely for the benefit of the Parties, and no employee or former employee of Seller or Buyer or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement. Nothing in this Section 6.4 will limit the Sellers’ Liabilities with respect to Excluded Liabilities.

(e)  Anything to the contrary notwithstanding, the Parties agree, with respect to the Business Employees designated with an asterisk (*) on Schedule 6.4(a) of the Seller Disclosure Letter, that (i) Kamada shall reimburse the applicable Seller for all costs of such Business Employee’s compensation and benefits, as disclosed to Kamada for the period from the Closing Date until such Business Employees’ respective Start Dates or until ten (10) Business Days after Kamada notifies the applicable Seller that the services rendered by such Business Employee are no longer required, promptly following receipt of an invoice therefor from the applicable Seller and (ii) Sellers shall have no responsibility or Liability for any services rendered by such Business Employees for or on behalf of Kamada or its Affiliates after Closing.

Section 6.5  Regulatory Responsibilities.

(a)  For so long as Sellers have responsibility for Adverse Event reporting pursuant to the Transition Agreement, Buyer agrees to notify the applicable Seller of any reportable Adverse Event of which it or its Affiliate becomes aware with respect to any Products. On or after the Closing Date, the Parties will enter into a customary safety data exchange agreement addressing the Parties’ respective roles and responsibilities with respect to Adverse Event reporting after Closing, subject to the terms of the Transition Agreement.

(b)  Subject to the terms of the Transition Agreement, from and after the Closing Date, Buyer shall be solely responsible, at its sole cost and expense, for complying with all Laws and obligations applicable to the Products, including but not limited to bearing the sole right and responsibility for: (i) preparing, obtaining, maintaining, and complying with all obligations and commitments associated with all Regulatory Approvals, and for conducting communications with Governmental Authorities, for the Products; (ii) complying with all legal, regulatory, and contractual obligations and responsibilities related to the research and development or Exploitation of the Products; (iii) taking all actions and conducting all communication with Third Parties with respect to the Products after the Closing, including responding to all complaints and medical information requests; (iv) obtaining all Permits required for the Exploitation of the Products in any country or territory; and (v) complying with FDA registration and listing requirements or analogous requirements of any comparable Governmental Authority.

(c)  Following the Closing Date, Buyer shall, as promptly as commercially practicable, register with the FDA to obtain its own labeler code and list with the FDA its own NDC numbers with respect to the Products and to have in place as soon as reasonably practicable all resources such that manufacturing and sales can be accomplished under the NDC numbers of Buyer. Buyer shall be permitted to sell and distribute the Inventory bearing or using Sellers’ NDC numbers until the earlier of either the marketing end dates of the NDC numbers or the expiration of the relevant Inventory.

Section 6.6  Trade Notification. Sellers and Buyer have cooperated in good faith to agree in writing on the method and content of the notifications to customers and suppliers and other applicable third parties of the sale of the Acquired Assets to Buyer hereunder. After the Closing Date, Sellers shall not, without the prior written consent of the Buyer, and shall have no obligation (subject to Section 2.5) to, make any communications or give any other notices to customers or suppliers or other applicable Third Parties relating to the transactions contemplated hereby prior to the date of, or inconsistent with the terms of, such written agreement.

Section 6.7  Seller Names.

(a)  Buyer covenants that neither Buyer nor any of its Affiliates shall use in any manner any Seller Names, except as expressly permitted in this Section 6.7. For the period from the Closing Date until the later of, on a country-by-country basis: (a) the first (1st) anniversary of the Closing Date, (b) the applicable Regulatory Transition Date for the applicable country and (c) the expiration of the Inventory packaged for sale in the applicable country (where the Buyer shall be permitted, if permitted under applicable Law, to relabel any Inventory packaged for sale in one country to another country), the Sellers (on behalf of themselves and their respective Affiliates) hereby grant to Buyer a limited, nonexclusive, royalty-free transition license to continue using the Seller Names on existing Inventory and other materials, in each case included in the Acquired Assets as of the Closing Date. For the avoidance of doubt, the transition license granted under this Section 6.7 does not allow Buyer to create new inventory or other materials (other than labels for the purpose of relabeling as permitted in clause (c) above) bearing the Seller Names after the Closing Date. Buyer shall ensure that the quality of all goods and services offered or sold under any of the Seller Names shall be at least as high as the quality maintained by the Sellers as of the Closing and shall comply with all applicable Laws and industry practices in connection with its use of the Seller Names. All use of the Seller Names as permitted hereunder shall inure solely to the benefit of the Sellers and their respective Affiliates.

(b)  The Parties acknowledge that this Agreement does not, and shall not, convey, transfer or assign any right, title or interest in any trademark of any Third Party.

Section 6.8  Wrong-Pockets. If, following the Closing, either Buyer, on the one hand, or the Sellers, on the other hand, becomes aware that any of the Acquired Assets or Assumed Liabilities has not been transferred to Buyer or its Affiliate or that any of the Excluded Assets or Excluded Liabilities has been transferred to Buyer or its Affiliate (other than as contemplated in the Transaction Documents), Buyer or the Sellers, as applicable, shall promptly notify the other and the Parties shall, as soon as reasonably practicable, ensure that such property or liability is transferred, with any necessary prior Third Party Consent, to (a) Buyer or its applicable Affiliate, in the case of any Acquired Asset or Assumed Liability which was not transferred to Buyer at the Closing; or (b) the applicable Seller, in the case of any Excluded Asset or Excluded Liability which was transferred to Buyer at the Closing. Without limiting the foregoing, the Parties agree that, after the Closing Date, (x) if Buyer or any of its Affiliates receives any payment in respect of any Accounts Receivable, Buyer shall hold and shall promptly transfer and deliver such payment to the Sellers (to an account designated by the Sellers), from time to time as and when received by Buyer and in the currency received, and Buyer shall account to the Sellers for all such receipts, and (y) Buyer shall promptly deliver to the Sellers any invoice Buyer or any of its Affiliates receives in respect of any Accounts Payable and the Sellers shall promptly pay such Account Payable in full. Without limiting the foregoing, the Sellers agree that, after the Closing Date, if any of the Sellers or their Affiliates receive any payment in respect of any Acquired Assets, the applicable Seller (or Affiliate) shall hold and shall promptly transfer and deliver such payment to the Buyer as and when received by such Seller and in the currency received, and the Sellers shall account to the Buyer for all such receipts.

Section 6.9  Preservation of Books and Records; Access and Assistance.

(a)  For a period of seven (7) years after the Closing Date, Buyer shall preserve and retain all Acquired Books and Records and other accounting, legal, auditing, and other books and records of the Business included in the Acquired Assets (including any documents relating to any governmental or non-governmental claims, Proceedings, or investigations with respect to the Business) relating to (i) the conduct of the Business or (ii) the ownership of the Acquired Assets, in each case prior to the Closing Date. Notwithstanding the foregoing, Buyer may dispose of any such Acquired Books and Records or other books and records during such seven (7) year period if copies of the same are first are offered in writing to Sellers and not accepted by Seller within forty-five (45) days of such offer. If at any time after the end of such seven (7) year period Buyer intends to dispose of any such Acquired Books and Records or other books and records, Buyer shall not do so without first offering copies of the same to Sellers.

(b)  After the Closing Date, Buyer shall permit Sellers and their Representatives to have reasonable access to, and to inspect and copy, all Acquired Books and Records and other books and records referred to in Section 6.9(a) and to meet with officers and employees of Buyer and its Affiliates on a mutually convenient basis solely to the extent required for the purposes of defending against any Proceedings or the preparation of financial statements.

(c)  If either Party is contesting or defending against any Proceeding, hearing, investigation, claim, or demand relating to (i) any transaction contemplated by this Agreement or the other Transaction Documents or (ii) any fact, situation, condition, event, action, failure to act, or transaction occurring prior to the Closing Date involving the Business or any Acquired Asset or Assumed Liability, the other Party shall (A) reasonably cooperate with the contesting or defending party and its counsel in, and assist the contesting or defending party and its counsel with, the contest or defense, (B) make available such other Party’s personnel (including for purposes of fact finding, consultation, interviews, depositions, and, if required, as witnesses), and (C) provide such information, testimony, and access to its books and records, in each case as shall be reasonably requested in connection with the contest or defense, all at the sole cost and expense (not including employee compensation and benefits costs) of the contesting or defending Party; provided, however, that the foregoing shall not apply to any matter for which the contesting or defending Party is seeking indemnification under Article VII or involving a dispute between the Parties.

Section 6.10  Confidentiality.

(a)  The Existing Confidentiality Agreement shall be null and void and of no further force or effect following the Closing Date.

(b)  For a period of seven (7) years following the Closing Date, Sellers shall not, and shall ensure that its Affiliates do not, directly or indirectly, disclose to any other Person or make any other unauthorized use of any Confidential Information relating to the Business, the Acquired Assets, the Assumed Liabilities, Buyer or the transactions contemplated by this Agreement or the other Transaction Documents, except to the extent such information is contained in any public statement approved by Buyer. As used herein, the term “Confidential Information” shall include any and all proprietary or material non-public information primarily relating to the Acquired Assets (including the Acquired Intellectual Property), the Assumed Liabilities, Buyer, the Business or the transactions contemplated by this Agreement, whether or not in written form and whether or not expressly designated as confidential, including any such information consisting of trade secrets or confidential know-how. Notwithstanding the foregoing, nothing herein shall restrict Sellers or any of their Affiliates from using or disclosing any Confidential Information to the extent (i) such information is or becomes (through no improper action or inaction by any Seller or any of their Affiliates) generally available to the public, (ii) such information was not part of the Acquired Assets and was rightfully disclosed after the Closing to a Seller or its Affiliates by a Third Party not under an obligation of confidentiality with respect to such information, (iii) Sellers or their Affiliates can demonstrate that such information was independently developed after the Closing by a Seller or its Affiliates without use of, or reference to, any Acquired Intellectual Property, Acquired Assets, Assumed Liabilities or other Confidential Information or (iv) such disclosure is required by Law or the rules and regulations of any securities exchange or any Governmental Authority; provided that, to the extent practicable, Sellers shall give Buyer adequate prior written notice thereof as reasonably necessary to allow Buyer to obtain confidential treatment or a protective order therefor.

Section 6.11  Satisfaction of Third Party Obligations. Buyer shall take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable in order to timely pay and discharge all Assumed Liabilities.

Section 6.12  Restrictive Covenants.

(a)  Non-Competition.

(i)    Except with respect to the performance of Sellers’ obligations under the Transition Agreement, during the period from the Closing Date until the end of the Milestone Term (the “Restriction Period”), Sellers shall not, and shall ensure that its Affiliates do not, directly or indirectly, including through any acquisition, license, partnership, joint venture or distribution arrangement, market, distribute, offer for sale, or sell in any country in which any of the Products is commercially sold or for which application for marketing authorization has been made, any plasma-derived antibody-based product intended for the treatment of any of the viral infections for which any Product is intended, or used, to treat (a “Competing Product”) or knowingly aid or assist any Third Party in doing any of the foregoing, including by contacting any Persons who were suppliers, distributors, agents or customers of the Business for the purpose of soliciting orders in connection with a Competing Product. Notwithstanding anything herein to the contrary, nothing in this Section 6.12(a) shall prohibit or restrict the ability of any Seller or their Affiliates from beneficially owning less than five percent (5%) of any class of the outstanding securities of any publicly-traded Person. If a Seller or any of its controlled Affiliates or any Person that directly or indirectly owns a majority of the voting power of the capital stock of such Seller (such Person, a “Parent”) signs a definitive agreement with respect to a merger or acquisition by which it would acquire rights (other than residual financial rights) in a Competing Product at any time during the Restriction Period, then it (or its applicable controlled Affiliate or Parent) shall have nine (9) months from the closing of such definitive agreement to divest itself of such rights in the Competing Product and, during such nine (9)-month period, the sale, marketing or distribution of such Competing Product shall not be in violation of this Section 6.12(a). In the case of divestiture under the preceding sentence, such divestiture can occur by either (x) an outright sale of all rights in the Competing Product to a Third Party or (y) a license to one or more Third Parties of the right to sell, market and distribute such Competing Product so long as such Seller and its Subsidiaries and parent entities only retain residual financial rights with respect to such Competing Product and do not exercise or have the ability to exercise any role or influence in any manner over the conduct of the business of such Competing Product. For the avoidance of doubt, if a Seller enters into a transaction with any Person whereby such Seller undergoes a Change in Control, then the foregoing limitations and requirements of this Section 6.12(a) shall not apply to such acquiring Person or any of its Affiliates other than the applicable Seller and its controlled Affiliates prior to such transaction, nor shall such Seller and its controlled Affiliates be prohibited from entering into intercompany transfers or services with such Person or its other Affiliates as do not relate to a Competing Product. It is further understood and agreed that the remedies at law are inadequate in the case of any breach of this covenant and that the Buyer shall be entitled to equitable relief, including the remedy of specific performance, with respect to any breach of such covenant.

(ii)    During the Restriction Period, Buyer shall not, and shall ensure that its Affiliates do not, directly or indirectly, including through any acquisition, license, partnership, joint venture or distribution arrangement, market, distribute, offer for sale, or sell in any country in which any of the Products marketed under the name WinRho SDF® is commercially sold or for which application for marketing authorization has been made as of the date hereof, any of the products marketed under the name KamRho D I. M® or Kam-Rho D I.V® (each, a “Buyer Competing Product”), or knowingly aid or assist any Third Party in doing any of the foregoing, including by contacting any Persons who were suppliers, distributors, agents or customers of the Business for the purpose of soliciting orders in connection with a Buyer Competing Product. It is further understood and agreed that the remedies at law are inadequate in the case of any breach of this covenant and that the Sellers shall be entitled to equitable relief, including the remedy of specific performance, with respect to any breach of such covenant.

(b)  Non-Solicitation.

(i)    Sellers hereby covenant and agree that, during the period ending two (2) years following the date of this Agreement, Sellers shall not, and shall ensure that their controlled Affiliates do not: (a) solicit, persuade or induce any of the Buyer’s employees including the Buyer Employees to terminate his or her employment with Buyer; (b) solicit the employment of any such individual or (c) assist any Third Party in taking such actions, in each case without the prior written consent of the Buyer; provided, however, that this Agreement shall not prohibit soliciting the employment of any such individual whose employment has been terminated by Buyer or its Affiliates without cause; and provided, further, that the placement of advertisements in newspapers, online job boards, journals or other general circulations not directed or targeted to any such individual shall not constitute solicitation for purposes of this Section 6.12(b)(i).

(ii)    Buyer hereby covenants and agree that, during the period ending two (2) years following the date of this Agreement, Buyer shall not, and shall ensure that its controlled Affiliates do not: (a) solicit, persuade or induce any of the employee of Sellers or their Affiliates to terminate his or her employment with any such Person; (b) solicit the employment of any such individual or (c) assist any Third Party in taking such actions, in each case without the prior written consent of the Sellers; provided, however, that this Agreement shall not prohibit soliciting the employment of any such individual whose employment has been terminated by a Seller or its Affiliate without cause; and provided, further, that the placement of advertisements in newspapers, online job boards, journals or other general circulations not directed or targeted to any such individual shall not constitute solicitation for purposes of this Section 6.12(b)(ii).

(c)  Tolling. If any Party violates any provisions or covenants of this Section 6.12, the duration of the restrictions in this Section 6.12 with respect to such Party will be extended for a period of time equal to that period beginning when such violation commenced and ending when the activities constituting such violation have terminated.

(d)  Modification of Covenant. The Parties agree that the duration and geographic scope of the covenants in this Section 6.12 are reasonable to protect the value of the transaction contemplated by this Agreement. The Parties agree that if a court of competent jurisdiction should find any provision of this Section 6.12 unenforceable, overbroad, or invalid, the provision will be modified by the court to make it enforceable to the maximum extent possible. If the provision cannot be modified, then that provision may be severed and the other parts of this Section 6.12 will remain enforceable.

(e)  Enforcement of Covenant. The Parties agree that any monetary remedy for the breach of any of the covenants contained in Section 6.10 and Section 6.12 may be inadequate. In recognition of the irreparable harm that a violation of any of the covenants, agreements or obligations arising under Section 6.10 and Section 6.12 would cause the non-breaching Party or its Affiliates, the Parties agree that in addition to any other remedies or relief afforded by Law, an injunction against an actual or threatened violation or violations may be issued against the breaching Party without posting a bond or other security. In the event of an action to enforce the covenants in Section 6.10 or Section 6.12, the prevailing Party will be entitled to be reimbursed for its actual attorney’s fees incurred with respect to such action.

Section 6.13  Tax Matters.

(a)  All sales, use and transfer Taxes, including but not limited to any value added, sales, use, consumption, customs duties, excise, stock transfer, gross receipts, stamp duty and real, personal, or intangible property transfer Taxes, due by reason of the transfer of the Acquired Assets and Assumed Liabilities, including but not limited to any interest or penalties in respect thereof (the “Transfer Taxes”) shall be by borne fifty percent (50%) by Buyer and fifty percent (50%) by Sellers. Buyer and Sellers shall cooperate with each other and use their commercially reasonable efforts to minimize the Transfer Taxes attributable to the transfer of the Acquired Assets and Assumed Liabilities. Notwithstanding the foregoing, any Transfer Taxes due by reason of the transfer of any Inventory (including the Cytogam Inventory) shall be borne exclusively by the Sellers.

(b)  The Parties intend that nothing in this Agreement shall be construed to create a partnership or deemed partnership for U.S. federal, state, local or foreign income Tax purposes. Neither Party shall take any position or cause their Affiliates to take any position inconsistent with the immediately preceding sentence for Tax purposes (including with respect to filing U.S. federal income Tax Returns), unless otherwise required by applicable Law.

(c)  Each of Buyer and Sellers agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Acquired Assets as is reasonably necessary for the filing of any Tax Return, the preparation for any Tax audit, the prosecution or defense of any claim, suit or proceeding relating to any proposed Tax adjustment relating to the Acquired Assets and the Business. Buyer and Sellers shall keep all such information and documents received by them confidential unless otherwise required by Law.

(d)  Buyer and Sellers agree to retain or cause to be retained all books and records pertinent to the Acquired Assets and the Business until the applicable period for assessment of Taxes under applicable Law (giving effect to any and all extensions or waivers) has expired, and such additional period as necessary for any administrative or judicial proceedings relating to any proposed assessment, and to abide all record retention agreements entered into with any Taxing authority. Buyer and Sellers agree to give the other reasonable notice prior to transferring, discarding or destroying any such books and records relating to Tax matters and, if so requested, Buyer and Sellers shall allow the requesting party to take possession of such books and records.

(e)  Buyer and Sellers shall cooperate with each other in the conduct of any audit or other proceedings for any Tax purposes relating to the Acquired Assets and they shall each execute and deliver such powers of attorney and other documents as are reasonably necessary to carry out the intent of this Agreement.

(f)   Absent a ruling or requirement to the contrary by a Governmental Authority, Buyer and Sellers shall treat each Milestone Payment as additional consideration for the Acquired Assets, treat the transactions contemplated by this Agreement as a complete purchase and sale of the Acquired Assets, which results in capital gains, for all Tax purposes and report each Milestone Payment consistent with such treatment. Buyer and Sellers shall not take any position contrary to such treatments described in the immediately preceding sentence, including taking any deduction in respect of any Milestone Payment, but shall capitalize, amortize or depreciate such payments as required under applicable Law.

(g)  Buyer shall, in consultation with Sellers, prepare and submit an application for a ruling from the Israel Tax Authority, as soon as practicable following the Closing Date, to confirm that all Milestone Payments will not be subject to any Israeli withholding Tax. Buyer shall not withdraw or modify such application without Sellers’ prior written consent and Buyer shall respond to any requests or inquiries the Israeli Tax Authority may have regarding such application, after consulting with Sellers in respect thereof. Sellers shall provide Buyer and its advisors all reasonably requested information (and Sellers undertake that all such information shall be true and correct) for the purposes of preparing and obtaining such ruling. Regardless of whether or not the ruling is granted, Sellers shall reimburse Buyer for all fees charged by the advisors engaged by Buyer to prepare and submit such ruling application, any other fees charged by such advisors in connection therewith and any out-of-pocket expenses incurred by Buyer in connection therewith, up to a maximum aggregate amount of $50,000.

Section 6.14  Fees and Expenses. Other than as otherwise expressly set forth herein, each Party agrees to bear its own expenses in connection with the transactions contemplated hereby, including fees and expenses of accountants, attorneys, investment advisors and other professionals incurred in connection therewith.

Section 6.15  Maintenance of Insurance. During the Milestone Term, Buyer shall procure and maintain commercially reasonable insurance coverage for the Business with coverages that comply with applicable requirements for insurance pursuant to Acquired Contracts, as applicable.

Section 6.16  Bulk Sales Laws. The Parties hereby waive compliance with the provisions of any applicable bulk sales, bulk transfer, or similar Laws in any jurisdiction in which the Acquired Assets are located or which may otherwise be applicable to the transactions contemplated by this Agreement.

Section 6.17  Carve-Out Financials.

(a)  Sellers shall use their commercially reasonable efforts to prepare carve-out financial statements relating to the Business (which shall include statements of profit and loss, balance sheet and statements of cash flows and such other statements and notes customarily included in financial statements) for the calendar years ended December 31, 2019 and 2020 and the nine months ended September 30, 2021 (other than with respect to the conduct of operations relating thereto by CSL Behring AG and its Affiliates) (such financial statements, the “Carve-Out Financial Statements”) in accordance with IFRS, applied on a consistent basis.

(b)  Sellers shall use commercially reasonable efforts to engage their auditors to perform an audit of the portion of the Carve-Out Financial Statements relating to the years ended December 31, 2019 and 2020 and use commercially reasonable efforts to cause such auditors to issue unqualified opinions with respect thereto (such portion of the Carve-Out Financial Statements and related audit opinions being hereinafter referred to as the “Audited Statements”). Buyer shall reimburse Sellers for all fees charged by the auditors with respect to the preparation and delivery of the Audited Statements and any other fees charged by the auditors in connection therewith, up to a maximum aggregate amount of $180,000. Sellers shall use their commercially reasonable efforts to facilitate the completion of such audit and delivery of the Audited Statements to Buyer or any of its Affiliates as soon as reasonably practicable, but not later than forty-five (45) days after the Closing.

(c)  Sellers shall cause their auditors to provide their written consent for the use of its audit reports with respect to the Audited Statements in Buyer’s public filings with or to the SEC pursuant to the applicable requirements of the Exchange Act and the Securities Act.

Section 6.18  Further Assurances. Each of the Parties shall, at the request of the other Party, execute such documents and other papers and take such further actions as may be reasonably required to carry out the provisions hereof and the transactions contemplated hereby. To the extent that any such request is made by Buyer in relation to registering the transfer of any Acquired Intellectual Property outside the United States, Buyer shall reimburse the applicable Seller for all documented out-of-pocket expenses reasonably incurred by such Seller in undertaking such actions.

Section 6.19  License to Buyer. To the extent that Sellers own any Intellectual Property (other than the Acquired Intellectual Property) that is necessary to enable Buyer to conduct the Business immediately after the Closing in the same manner as conducted by Sellers during the twelve (12)-month period immediately preceding the date hereof (such Intellectual Property, the “Retained Business IP”), effective as of the Closing, each of the Sellers hereby grants to Buyer a perpetual, irrevocable, non-exclusive, royalty-free, worldwide, non-transferable (except in connection with the transfer of all or substantially all of the business to which this license pertains) and non-sublicensable license to use the Retained Business IP owned by such Seller for the purposes of Exploiting the Products.

ARTICLE VII
INDEMNIFICATION

Section 7.1  Survival.

(a)  The Parties, intending to modify any applicable statute of limitations, agree that the respective representations and warranties of Sellers and Buyer in this Agreement, and the obligations of Sellers and Buyer pursuant to Section 7.2 and Section 7.3, respectively, with respect to such representations and warranties, shall survive the Closing for a period of 18 months after the Closing Date, except that the Fundamental Representations, and the obligations of Sellers and Buyer pursuant to Section 7.2 and Section 7.3, respectively, with respect to the Fundamental Representations, shall survive the Closing until the expiration of the applicable statute of limitations. No Seller or Buyer shall have any Liability under this Agreement for any breach of or inaccuracy in any representation or warranty unless a Claim Notice regarding such breach or inaccuracy is delivered to Sellers or Buyer, as applicable, in accordance with Section 7.5 or Section 7.6, as the case may be, prior to 5:00 p.m., Eastern time, on the last day of the applicable survival period specified in this Section 7.1(a).

(b)  The respective covenants and agreements of Sellers and Buyer contained in this Agreement, and the obligations of Sellers and Buyer pursuant to Section 7.2 and Section 7.3, respectively, with respect to such covenants and agreements, that by their terms are to be performed at or prior to the Closing shall survive the Closing for a period of 18 months after the Closing Date. The respective covenants and agreements of Sellers and Buyer contained in this Agreement, and the obligations of Sellers and Buyer pursuant to Section 7.2 and Section 7.3, respectively, with respect to such covenants and agreements, that by their terms apply or are to be performed following the Closing (including, for the avoidance of doubt, all indemnification obligations relating to Excluded Liabilities and Assumed Liabilities) shall survive the Closing for the period of time set forth in such covenants and agreements, if any, or until fully performed. No Seller or Buyer shall have any Liability under this Agreement for any breach of or failure to perform any covenants and agreements contained in this Agreement unless a Claim Notice regarding such breach or failure is delivered to Sellers or Buyer, as applicable, in accordance with Section 7.5 or Section 7.6, as the case may be, prior to 5:00 p.m., Eastern time, on the last day of the applicable survival period specified in this Section 7.1(b).

Section 7.2  Indemnification Obligation of Sellers. From and after the Closing, subject to the provisions of this Article VII, Sellers shall, on a joint and several basis, indemnify Buyer and its Affiliates and their respective officers, directors, employees, agents, successors and assigns (each, a “Buyer Indemnitee” and, collectively the “Buyer Indemnitees”) against, be liable to the Buyer Indemnitees for, and hold each Buyer Indemnitee harmless from any and all Losses incurred by such Buyer Indemnitee to the extent arising out of any of the following:

(a)  any breach of or inaccuracy in any representation or warranty made by any Seller in Article IV or in any certificate delivered pursuant to this Agreement;

(b)  any breach of or failure by any Seller to perform any covenant or agreement of such Seller contained in this Agreement; or

(c)  any Excluded Liabilities.

Section 7.3  Indemnification Obligation of Buyer. From and after the Closing, subject to the provisions of this Article VII, Buyer shall indemnify Sellers and each of their respective Affiliates and their respective officers, directors, employees, agents, successors and assigns (each, a “Seller Indemnitee” and, collectively the “Seller Indemnitees”) against, be liable to the Seller Indemnitees for, and hold each Seller Indemnitee harmless from any and all Losses incurred by such Seller Indemnitee to the extent arising out of any of the following:

(a)  any breach of or inaccuracy in any representation or warranty made by Buyer in Article V or in any certificate delivered pursuant to this Agreement;

(b)  any nonfulfillment or breach of any covenant or agreement of Buyer set forth in this Agreement; or

(c)  any Assumed Liabilities.

Section 7.4  Limitations on Liability. Notwithstanding anything to the contrary in this Agreement or any right or remedy available under any Law:

(a)  The Buyer Indemnitees will not be entitled to indemnification under Section 7.2(a) unless the Buyer Indemnitees have incurred (i) as to any individual claim under Section 7.2(a), a Loss in excess of twenty-five thousand dollars ($25,000) (the “Claim Threshold”) and (ii) as to all claims under Section 7.2(a), Losses in excess of seven hundred fifty thousand dollars ($750,000) in the aggregate (the “Basket”), in which case the Buyer Indemnitees will be entitled to indemnification in respect of all such Losses under Section 7.2(a) without regard to the Basket but only with respect to claims that exceed the Claim Threshold; provided, that the foregoing limitations shall not apply to claims under Section 7.2(a) related to or arising from Fraud or a breach of inaccuracy in any Fundamental Representation contained in Article IV. For the avoidance of doubt, in determining whether the Basket has been satisfied in respect of claims under Section 7.2(a), only Losses for claims under Section 7.2(a) (other than claims related to or arising from Fraud or a breach of inaccuracy in a Fundamental Representation contained in Article IV) that exceed the individual Claim Threshold will be included. Furthermore, Buyer will not be entitled to aggregate for any purpose of this Section 7.4(a) any Losses for which Sellers have no Liability under this Agreement (including under Section 7.4(e), Section 7.4(f) and Section 7.9).

(b)  Sellers will have no Liability under Section 7.2(a) in excess of an amount equal to twelve and one-half percent (12.5%) of the Purchase Price (the “Cap”); provided, that the foregoing limitation shall not apply to any claims under Section 7.2(a) related to or arising from Fraud or a breach of or inaccuracy in any Fundamental Representations contained in Article IV. Other than in the event of Fraud and without limiting the Sellers’ liability for claims under Section 7.2(c), Sellers’ aggregate Liability under this Agreement or otherwise in connection with the transactions contemplated by this Agreement shall not exceed an amount equal to the sum of the Purchase Price plus the sum of all Milestone Payments actually received by the Sellers.

(c)  The Seller Indemnitees will not be entitled to indemnification under Section 7.3(a) unless the Seller Indemnitees have incurred (i) as to any individual claim under Section 7.3(a), a Loss in excess of the Claim Threshold and (ii) as to all claims under Section 7.3(a), Losses in excess of the Basket, in which case the Seller Indemnitees will be entitled to indemnification in respect of all such Losses under Section 7.3(a) without regard to the Basket but only with respect to claims that exceed the Claim Threshold; provided, that the foregoing limitations shall not apply to claims under Section 7.3(a) related to or arising from Fraud or a breach of inaccuracy in any Fundamental Representation contained in Article V. For the avoidance of doubt, in determining whether the Basket has been satisfied in respect of claims under Section 7.3(a), only Losses for claims under Section 7.3(a) (other than claims related to or arising from Fraud or a breach of inaccuracy in a Fundamental Representation contained in Article V) that exceed the individual Claim Threshold will be included. Furthermore, Sellers will not be entitled to aggregate for any purpose of this Section 7.4(c) any Losses for which Buyer has no Liability under this Agreement (including under Section 7.4(e) and Section 7.9).

(d)  Buyer will have no Liability under Section 7.3(a) in excess of the Cap; provided, that the foregoing limitation shall not apply to any claims under Section 7.3(a) related to or arising from Fraud or a breach of or inaccuracy in any Fundamental Representations contained in Article V. Other than in the event of Fraud and without limiting Buyer’s liability for claims under Section 7.3(c), Buyer’s aggregate Liability under this Agreement or otherwise in connection with the transactions contemplated by this Agreement (other than any Liability for any payment obligation hereunder) shall not exceed an amount equal to the sum of the Purchase Price plus the sum of all Milestone Payments actually received by the Sellers.

(e)  EXCEPT TO THE EXTENT ACTUALLY AWARDED TO A THIRD PARTY PURSUANT TO A THIRD PARTY CLAIM, IN NO EVENT WILL ANY PARTY OR ANY OF THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY UNDER THIS AGREEMENT OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT FOR ANY SPECIAL, PUNITIVE, EXEMPLARY, SPECULATIVE, INDIRECT, REMOTE, OR CONSEQUENTIAL DAMAGES, DAMAGES FOR LOST PROFITS, DAMAGES BASED UPON A MULTIPLE OF EARNINGS, OR DIMINUTION IN VALUE, OR ANY SIMILAR DAMAGES, REGARDLESS OF WHETHER SUCH DAMAGES WERE REASONABLY FORESEEABLE.

(f)   Without limiting the foregoing, Buyer acknowledges that Buyer or its Affiliate manufactures certain of the Products. In no event shall Sellers have any Liability to any Buyer Indemnitee or any other Person pursuant to this Agreement or any other Transaction Document for any breach, default or misrepresentation or Loss to the extent that the same is attributable to any action or inaction of Buyer or its Affiliates in relation to the failure of the Buyer to manufacture of such Products in accordance with the applicable specifications or otherwise comply with its obligations under the applicable agreements relating thereto with any of the Sellers and their Affiliates.

(g)  The Indemnified Person shall have the burden of proof in establishing the amount of Losses incurred by it.

(h)  Notwithstanding anything to the contrary herein, for the purposes of determining whether a representation or warranty was breached and for purposes of determining the amount of any Losses that are the subject matter of a claim for indemnification under this Article VII, each representation, warranty, covenant, and agreement made by a Party will be deemed made without regard to, and will be read without giving effect to, any qualifications or limitations as to materiality and, without limiting the foregoing, the word “material” and “material adverse effect,” and words of similar import will be deemed deleted from any such representation, warranty, covenant, or agreement.

Section 7.5  Claims.

(a)  As promptly as practicable after becoming aware of a claim for indemnification under this Agreement not involving a Third Party Claim, but in any event no later than fifteen (15) Business Days after first becoming aware of such claim, any Person making a claim for indemnification pursuant to Section 7.2 or Section 7.3 above (each, an “Indemnified Person”) shall deliver written notice of such claim to the Person from whom indemnification is sought (an “Indemnifying Person”) (a “Claim Notice”); provided, however, that the failure of the Indemnified Person to timely give such notice shall not relieve the Indemnifying Person of its obligations under this Agreement except to the extent (if any) that the Indemnifying Person is prejudiced by such failure. The Claim Notice shall set forth in reasonable detail (i) the facts and circumstances giving rise to such claim for indemnification, including all relevant supporting documentation, (ii) the nature of the Losses incurred or expected to be incurred, (iii) a reference to the provision(s) of this Agreement in respect of which such Losses have been incurred or are expected to be incurred, (iv) the amount of Losses actually incurred and, to the extent the Losses have not yet been incurred, a good faith estimate of the amount of Losses that could be expected to be incurred, and (v) such other information as may be necessary for the Indemnifying Person to determine that the limitations in this Article VII have been satisfied or do not apply.

(b)  After the delivery of any Claim Notice pursuant to Section 7.5(a), the amount of indemnification to which an Indemnified Person shall be entitled under this Article VII shall be determined by (i) the written agreement of the Indemnified Person and the Indemnifying Person, (ii) a final Order of any court of competent jurisdiction, or (iii) any other means to which the Indemnified Person and the Indemnifying Person shall agree. The Order of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined.

Section 7.6  Notice of Third Party Claims; Assumption of Defense. As promptly as practicable after receiving notice of the assertion of any claim, or the commencement of any Proceeding, by any Person who is not an Indemnified Person in respect of which indemnification may be sought under this Agreement (a “Third Party Claim”), but in any event no later than ten (10) Business Days after receiving notice of such Third Party Claim, the Indemnified Person shall deliver a Claim Notice (in the form and substance contemplated by Section 7.5(a)) to the Indemnifying Person in respect of such Third Party Claim; provided, however, that the failure of the Indemnified Person to timely give such notice shall not relieve the Indemnifying Person of its obligations under this Agreement except to the extent (if any) that the Indemnifying Person is prejudiced by such failure. The Indemnifying Person may, at its own expense, (a) participate in the defense of any such Third Party Claim and (b) upon written notice to the Indemnified Person, at any time during the course of any such Third Party Claim, assume and control the defense thereof with counsel of its own choice and in the event of such assumption, shall have the exclusive right, subject to clause (a) in the proviso in Section 7.7, to settle or compromise such Third Party Claim; provided that the Indemnifying Person obtain, as a condition of any settlement or other compromise, a complete release of the Indemnified Person subject to such Third Party Claim. If the Indemnifying Person assumes such defense, the Indemnified Person shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Person. If the Indemnifying Person elects not to assume the defense of such Third Party Claim and the Indemnified Person defends against or otherwise deals therewith, the Indemnified Person may employ counsel, at the expense of the Indemnifying Person, which counsel shall be reasonably acceptable to the Indemnifying Person, and control the defense of such Proceeding; provided, however, that the Indemnifying Person shall be obligated to pay for only one firm of counsel for all Indemnified Persons, unless, in the reasonable opinion of legal counsel of the Indemnified Persons, a conflict of interests requires employing more than one firm. Whether or not the Indemnifying Person chooses to defend or prosecute any such Third Party Claim, the Parties shall, and shall cause their respective Affiliates to, cooperate in the defense or prosecution of such Third Party Claim, including by providing or making available to the Indemnifying Person all witnesses, pertinent records, materials and information relating thereto in the Indemnified Person’s possession or under the Indemnified Person’s control (or in the possession or control of any of its Representatives) as is reasonably requested by the Indemnifying Person or its counsel. If the Indemnifying Person assumes the defense of any Third Party Claim and it is ultimately determined by a final Order of a competent court that the Indemnifying Person is not obligated to indemnify, defend, or hold the Indemnified Person harmless from and against such Third Party Claim under this Article VII, the Indemnified Person shall reimburse the Indemnifying Person for any and all documented out-of-pocket costs and expenses (including court costs and reasonable attorney fees) incurred by the Indemnifying Person in its defense of such Third Party Claim.

Section 7.7  Settlement or Compromise. Any settlement or compromise made or caused to be made by the Indemnified Person (unless the Indemnifying Person has the exclusive right to settle or compromise under clause (b) of Section 7.6) or the Indemnifying Person, as the case may be, of any Third Party Claim shall also be binding upon the Indemnifying Person or the Indemnified Person, as the case may be, in the same manner as if a final Order had been entered by a court of competent jurisdiction in the amount of such settlement or compromise; provided, however, that (a) no Liability, restriction, or Loss shall be imposed on the Indemnified Person as a result of such settlement or compromise without its prior written Consent, which Consent shall not be unreasonably withheld, conditioned, or delayed, and (b) the Indemnified Person shall not settle or compromise any Third Party Claim without the prior written Consent of the Indemnifying Person.

Section 7.8  Time Limits. Any right to indemnification under this Article VII shall apply only to Losses with respect to which the Indemnified Person shall have notified the Indemnifying Person in writing within the applicable time period set forth in Section 7.1 and in accordance with Section 7.5 or Section 7.6, as applicable.

Section 7.9  Mitigation, Net Losses, and Subrogation.

(a)  In the event of any Loss that may give rise to an indemnification obligation hereunder, the Indemnified Person shall take, and cause its Affiliates to take, all commercially reasonable measures (the costs of which shall be included in the determination of the amount of Losses incurred) to mitigate the consequences of such Loss incurred by such Indemnified Person upon and after becoming aware of the event or condition that would reasonably be expected to give rise to such indemnification rights or obligations hereunder, including (i) cooperating with the Indemnifying Person, if so requested by the Indemnifying Person, and (ii) taking such measures as are commercially reasonable to prevent any contingent Liability from becoming an actual Liability.

(b)  Notwithstanding anything to the contrary in this Agreement, the amount of any Losses incurred by any Indemnified Person shall be calculated after giving effect to (i) any insurance proceeds actually received from unaffiliated third party insurance companies by the Indemnified Person (or any of its Affiliates) with respect to such Losses calculated net of any costs of recovery, including any increase in premiums, (ii) any net reduction in payments for Taxes arising from the incurrence or payment of any indemnifiable Losses, that can be realized in the tax year during which such Loss has incurred or in the immediately following tax year (treating the Tax items relating to the Losses as the last items recognized on any Tax Return and taking into account the Tax consequences of receipt of the indemnification payment) and (iii) any payments actually received by or on behalf of the Indemnified Person (or any of its Affiliates) under any indemnity, contribution, or other Contract from any unaffiliated third party, net of any costs of recovery. Each Indemnified Person shall use commercially reasonable efforts (at the Indemnifying Person’s expense) to obtain such proceeds, benefits, and recoveries, including seeking full recovery under all insurance policies issued by unaffiliated third parties covering any Loss, to the same extent as it would if such Loss were not subject to indemnification under this Agreement, provided that such efforts will not include any obligation to commence litigation to recover under any insurance policy or any third party. If any such proceeds, benefits, or recoveries are actually received by an Indemnified Person (or any of its Affiliates) with respect to any Losses after the Indemnifying Person has made a payment to the Indemnified Person with respect to such Losses (with respect to net reductions in payments for Taxes, subject to the time limit set forth above), the Indemnified Person (or such Affiliate) shall promptly pay to the Indemnifying Person the amount of such proceeds, benefits, or recoveries (up to the amount of the Indemnifying Person’s payment with respect to such Losses).

(c)  If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Losses pursuant to this Article VII and the Indemnified Party could have recovered all or a part of such Losses from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to seek recovery of the amount of such payment from the Potential Contributor.

Section 7.10  Treatment of Indemnification Payments. To the extent permitted by Law, any amounts payable under Section 7.2 or Section 7.3 shall be treated by Buyer and Sellers as an adjustment to the Purchase Price.

Section 7.11  Exclusive Remedy. ~~(a)~~(a) From and after the Closing, the sole and exclusive Liability and responsibility of the Parties and their respective Affiliates under or in connection with this Agreement and the transactions contemplated by this Agreement (including for any breach of or inaccuracy in any representation or warranty, for any breach of or failure to perform any covenant or agreement, or for any other reason and regardless of the theory upon which any claim may be based, whether contract, equity, tort, fraud, warranty, strict liability, or any other theory of liability), and the sole and exclusive remedy of the Indemnified Persons with respect to any of the foregoing, shall be as set forth in this Article VII and in Section 2.8(c), Section 6.15 and Section 8.5. Any and all claims arising out of or in connection with this Agreement and the transactions contemplated by this Agreement must be brought under and in accordance with the terms of this Agreement. To the extent that, from and after the Closing, either Party or any of its Affiliates incurs any Losses for which it would otherwise be entitled to assert any claim or right to indemnification, contribution, or recovery against the other Party or any of its Affiliates in connection with this Agreement or the transactions contemplated by this Agreement, other than pursuant to the exclusive remedies described in this Section 7.11, such Party hereby waives, releases, and agrees not to assert such claim or right, and such Party agrees to cause each of its Affiliates to waive, release, and agree not to assert such claim or right, in each case regardless of the theory upon which any claim may be based, whether contract, equity, tort, fraud, warranty, strict liability, or any other theory of liability. Notwithstanding the foregoing or anything else in this Agreement to the contrary, nothing in this Agreement shall limit the rights or remedies of a Party against the other Party if such other Party is finally determined by a court of competent jurisdiction to have committed Fraud against the first Party. The provisions of this Section 7.11 shall not, however, prevent or limit a cause of action under Article VII to obtain an injunction or injunctions to prevent breaches of such provisions of this Agreement or any of the other Transaction Documents or to enforce specifically the terms and provisions hereof or thereof in accordance with Section 8.5 below.

ARTICLE VIII
GENERAL PROVISIONS

Section 8.1  Amendment and Modification. This Agreement may be amended, modified or supplemented only by written agreement of Sellers and Buyer.

Section 8.2  Waivers. Except as provided in Article VII, no failure or delay by a Party in enforcing any of such Party’s rights under this Agreement will be deemed to be a waiver of such rights. No single or partial exercise of a Party’s rights will be deemed to preclude any other or further exercise of such Party’s rights under this Agreement. No waiver of any of a Party’s rights under this Agreement will be effective unless it is in writing and signed by such Party.

Section 8.3  Notices. Any notice, request, instruction, or other communication to be given under this Agreement by a Party shall be in writing and shall be deemed to have been given to the other Party (a) when delivered, if delivered in person or by overnight delivery service (charges prepaid), (b) on the date of transmission, if sent by facsimile transmission (receipt confirmed) on a Business Day during or before the normal business hours of the intended recipient, and if not so sent on such a day and at such a time, on the following Business Day, (c) when sent, if sent via email, provided that no undeliverable message is received by the sender, or (d) when received, if sent by registered or certified mail, return receipt requested, in each case to the address, facsimile number, or email address of such Party set forth below and marked to the attention of the designated individual:

If to Buyer:

Kamada Limited
2 Holzman St., Science Park,

P.O. Box 4081, Rehovot,

7670402, Israel Attention: VP, General Counsel

Email: yifatp@kamada.com

with a copy to:

Naschitz, Brandes, Amir & Co.

5 Tuval Street

Tel Aviv 6789717

Israel

Attn: Sharon A. Amir, Tuvia J. Geffen and Avishai Eliash

Email: samir@nblaw.com; tgeffen@nbalw.com; aeliash@nblaw.com

Facsimile: +972-3-6235005

and

DLA Piper LLP (US)

The Marbury Building

6225 Smith Avenue

Baltimore, Maryland 21209-3600

Attn: Howard S. Schwartz, Esq.

Email: howard.schwartz@dlapiper.com

Facsimile: (410) 580-3251

If to Sellers:

Saol US Inc.
1000 Holcomb Woods Parkway
Suite 270
Roswell, GA 30076
Attn: Chief Executive Officer
Email: dpenake@saolrx.com

with a copy to:

Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 20020
Attention: Reb D. Wheeler
Email: rwheeler@mayerbrown.com
Facsimile No.: 212-849-5914

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

Section 8.4  Assignment; Successors and Assigns. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party without the prior written consent of the other Party (not to be unreasonably withheld); provided that (i) either Party may assign its rights, interests and obligations under this Agreement to any Affiliate of such Party or to any Person who acquires all or substantially all of such Party’s assets, and (ii) subject to Section 2.9(e)(ii), Buyer may assign its rights, interests and obligations under this Agreement, to any Person to whom it transfers all or substantially all of the Acquired Assets. In the event that either Party assigns its rights, interests and obligations hereunder without the consent of the other Party in accordance with the foregoing, the assigning Party shall promptly notify the other Party of such assignment and the identity of the assignee. This Agreement shall inure to the benefit of, and be binding upon, the Parties and their successors and permitted assigns. Any assignment of this Agreement or any of the rights, interests or obligations hereunder, in whole or in part, in contravention of this Section 8.4 shall be void ab initio.

Section 8.5  Specific Performance. Each of the Parties acknowledge and agree that the other party may be damaged irreparably and may not be made whole by monetary damages in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Therefore, except as otherwise provided herein, each Party agrees to the granting of specific performance of this Agreement and injunctive or other equitable relief in favor of the other Party as a remedy for any such breach, in addition to any other remedy to which it may be entitled, at law or in equity.

Section 8.6  Governing Law. This Agreement shall be governed by the Laws of the State of New York (regardless of the Laws that might otherwise govern under applicable New York principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

Section 8.7  JURISDICTION OF DISPUTES; WAIVER OF JURY TRIAL. IN THE EVENT ANY PARTY TO THIS AGREEMENT COMMENCES ANY LITIGATION, PROCEEDING OR OTHER LEGAL ACTION IN CONNECTION WITH OR RELATING TO THIS AGREEMENT, ANY TRANSACTION DOCUMENT OR ANY MATTERS DESCRIBED OR CONTEMPLATED HEREIN OR THEREIN, WITH RESPECT TO ANY OF THE MATTERS DESCRIBED OR CONTEMPLATED HEREIN OR THEREIN, THE PARTIES TO THIS AGREEMENT HEREBY (A) AGREE THAT ANY LITIGATION, PROCEEDING OR OTHER LEGAL ACTION SHALL BE INSTITUTED IN A COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE CITY OF NEW YORK, NEW YORK, WHETHER A STATE OR FEDERAL COURT; (B) AGREE THAT IN THE EVENT OF ANY SUCH LITIGATION, PROCEEDING OR ACTION, SUCH PARTIES WILL CONSENT AND SUBMIT TO PERSONAL JURISDICTION IN ANY SUCH COURT DESCRIBED IN CLAUSE (A) OF THIS SECTION 8.7 AND TO SERVICE OF PROCESS UPON THEM IN ACCORDANCE WITH THE RULES AND STATUTES GOVERNING SERVICE OF PROCESS (IT BEING UNDERSTOOD THAT NOTHING IN THIS SECTION SHALL BE DEEMED TO PREVENT ANY PARTY FROM SEEKING TO REMOVE ANY ACTION TO A FEDERAL COURT IN NEW YORK, NEW YORK); (C) AGREE TO WAIVE TO THE FULL EXTENT PERMITTED BY LAW ANY OBJECTION THAT THEY MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH LITIGATION, PROCEEDING OR ACTION IN ANY SUCH COURT OR THAT ANY SUCH LITIGATION, PROCEEDING OR ACTION WAS BROUGHT IN AN INCONVENIENT FORUM; (D) AGREE THAT SERVICE OF PROCESS IN ANY LEGAL PROCEEDING MAY BE MADE BY MAILING OF COPIES THEREOF TO SUCH PARTY AT ITS ADDRESS SET FORTH IN SECTION 8.3 FOR COMMUNICATIONS TO SUCH PARTY; (E) AGREE THAT ANY SERVICE MADE AS PROVIDED HEREIN SHALL BE EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; AND (F) AGREE THAT NOTHING HEREIN SHALL AFFECT THE RIGHTS OF ANY PARTY TO EFFECT SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY LAW. EACH PARTY HERETO WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY DISPUTE IN CONNECTION WITH OR RELATING TO THIS AGREEMENT, ANY TRANSACTION DOCUMENT OR ANY MATTERS DESCRIBED OR CONTEMPLATED HEREIN OR THEREIN, AND AGREE TO TAKE ANY AND ALL ACTION NECESSARY OR APPROPRIATE TO EFFECT SUCH WAIVER.

Section 8.8  Seller Disclosure Letter. Any information disclosed in any Schedule comprising the Seller Disclosure Letter shall be deemed to be disclosed to Buyer for the purposes of the corresponding Section of this Agreement and, if and to the extent that the applicability of such disclosure is reasonably apparent on its face, the other provisions of this Agreement. Neither the specification of any Dollar amount or any item or matter in any provision of this Agreement nor the inclusion of any specific item or matter in any Schedule comprising the Seller Disclosure Letter is intended to imply that such amount, or higher or lower amounts, or the item or matter so specified or included, or other items or matters, are or are not material, and no Party may use the fact of the specification of any such amount or the specification or inclusion of any such item or matter in any dispute or controversy between the Parties as to whether any item or matter not specified in this Agreement or included in any Schedule comprising the Seller Disclosure Letter is or is not material for purposes of this Agreement. In addition, unless otherwise expressly set forth in the applicable representations and warranties contained in Article IV, neither the specification of any item or matter in any provision of this Agreement nor the inclusion of any specific item or matter in any Schedule comprising the Seller Disclosure Letter is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business or in a manner consistent with past practice, and no Party may use the fact of the specification or the inclusion in a Schedule comprising the Seller Disclosure Letter of any such item or matter in any dispute or controversy between the Parties as to whether any item or matter not specified in this Agreement or included in any Schedule comprising the Seller Disclosure Letter is or is not in the ordinary course of business or in a manner consistent with past practice for purposes of this Agreement. In no event will the listing of any item or matter in any Schedule comprising the Seller Disclosure Letter be deemed or interpreted to broaden or otherwise amplify the representations, warranties, covenants, or agreements contained in this Agreement.

Section 8.9  Legal Counsel; Consent and Waiver. In any dispute or Proceeding arising out of or relating to this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby following the Closing, Sellers will have the right, at its election, to retain Mayer Brown LLP (together with its affiliates, “Mayer Brown”) to represent it in such dispute or Proceeding arising out of or relating to this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby, even if such representation is adverse to Buyer or its Affiliates. Buyer, for itself and its Affiliates, and for its and its Affiliates’ respective successors and assigns, hereby (a) consents to any such representation in any such dispute or Proceeding arising out of or relating to this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby and (b) waives any actual or potential conflict arising from any such representation, regardless of the existence of (i) any adversity between the interests of Sellers or any of their Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, in any such matter or (ii) any communication between Mayer Brown, on the one hand, and Sellers, any of their Affiliates, or Sellers’ or any of their Affiliates’ employees, on the other hand, whether privileged or not, or any other information known to Mayer Brown by reason of Mayer Brown’s representation of Sellers prior to the Closing.

Section 8.10  Privileged Communications. Mayer Brown LLP and Sellers’ in-house legal department have acted as counsel for Sellers and Naschitz, Brandes, Amir & Co., DLA Piper LLP (US) and the Buyer’s in-house legal department have acted as counsel for Buyer (collectively, “Counsel”), all for various matters prior to the Closing, including in connection with this Agreement and the other Transaction Documents, the negotiation and documentation of this Agreement and the other Transaction Documents, and the consummation of the transactions contemplated by this Agreement and the other Transaction Documents (collectively, the “Pre-Closing Engagements”). Each Party agrees that (a) all communications in any form or format whatsoever between or among Counsel, on the one hand, and the respective Party or any of its Representatives, on the other hand, that relate in any way to the Pre-Closing Engagements (collectively, the “Privileged Communications”) will be deemed to be attorney-client privileged, (b) neither this Agreement nor any of the other Transaction Documents shall effect any transfer of any right, title, or interest in the Privileged Communications to the other Party, (c) the Privileged Communications and the expectation of client confidence relating thereto shall belong solely to the respective Party and may be controlled solely by it and shall not pass to or be claimed by the other Party, and (d) Counsel shall have no duty whatsoever to reveal or disclose any such Privileged Communications, or any of its files relating to the Pre-Closing Engagements, to the other Party or any of its Affiliates. No Party and its Affiliates will have access to any such Privileged Communications of the other Party, or to the files of Counsel relating to the Pre-Closing Engagements of the other Party. Notwithstanding anything set forth in the foregoing provisions of this Section 8.10 to the contrary, if after the Closing a dispute arises between Buyer or any of its Affiliates, on the one hand, and a Third Party, other than Sellers or any of their Affiliates, on the other hand, Buyer may assert the attorney-client privilege to prevent disclosure of Privileged Communications to such Third Party; provided, however, that Buyer and its Affiliates may not waive such privilege without the written Consent of Sellers, which shall not be unreasonably withheld or delayed.

Section 8.11  No Waiver of Privilege; Protection from Disclosure or Use. Nothing in this Agreement will be deemed to be a waiver of any attorney-client privilege, work product protection, or other protection from disclosure or use. Each Party acknowledges that the other Party has undertaken reasonable efforts to prevent the disclosure of any information that may be confidential, subject to a claim of privilege, or otherwise protected from disclosure or use but that, notwithstanding such efforts, the consummation of the transactions contemplated by this Agreement could result in the inadvertent disclosure of such information. The Parties agree that any such inadvertent disclosure of information that may be confidential, subject to a claim of privilege, or otherwise protected from disclosure or use will not constitute a waiver of or otherwise prejudice any claim of confidentiality, privilege, or protection from disclosure, and further agree to use reasonable best efforts to return any inadvertently disclosed information to the disclosing Party promptly upon becoming aware of its existence. Promptly following the return of any inadvertently disclosed information, the Party returning such information shall destroy any and all copies, summaries, descriptions, or notes of such inadvertently disclosed information, including electronic versions thereof, and all portions of larger documents or communications that contain such copies, summaries, descriptions, or notes.

Section 8.12  Construction. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any party. Any reference to any federal, state, local, or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

Section 8.13  Entire Agreement. This Agreement, including the documents, Seller Disclosure Letter, certificates and instruments referred to herein, together with the other Transaction Documents, embody the entire agreement and understanding of the Parties hereto in respect of the transactions contemplated hereby. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such transactions.

Section 8.14  No Third Party Beneficiaries. Neither this Agreement nor any provision hereof is intended to confer upon any Person (other than the Parties hereto and their respective successors and permitted assigns) any rights or remedies hereunder. Without limiting the generality of the immediately preceding sentence, no employee, shareholder or contractual counterparty (other than the Parties hereto) of any Seller or Buyer shall acquire any rights or remedies as a result of this Agreement, and the employees and shareholders of Sellers and Buyer shall have no right whatsoever to enforce any provision of this Agreement.

Section 8.15  Counterparts. This Agreement may be executed in counterparts (including using any electronic signature covered by the United States ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable Law, e.g., www.docusign.com), and such counterparts may be delivered in electronic format, including by facsimile, email or other transmission method. Such delivery of counterparts shall be conclusive evidence of the intent to be bound hereby and each such counterpart, including those delivered in electronic format, and copies produced therefrom shall have the same effect as an originally signed counterpart. To the extent applicable, the foregoing constitutes the election of the Parties to invoke any Law authorizing electronic signatures. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement, shall be disregarded in determining a Party’s intent or the effectiveness of such signature. No Party shall raise the use the delivery of signatures to this Agreement in electronic format as a defense to the formation of a contract and each such Party forever waives any such defense.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

SAOL INTERNATIONAL LIMITED

By:
Name:
Title:

SAOL BERMUDA LIMITED

By:
Name:
Title:

SAOL THERAPEUTICS RESEARCH LIMITED

By:
Name:
Title:

SAOL THERAPEUTICS INC.

By:
Name:
Title:

SAOL US INC.

By:
Name:
Title:

KAMADA LIMITED

By:
Name:
Title:

KAMADA INC.

By:
Name:
Title:

Exhibit A-1

FORM OF US BILL OF SALE

[See attached]

Exhibit A-2

FORM OF ROW BILL OF SALE

[See attached]

Exhibit B

FORM OF IP ASSIGNMENT

[See attached]

Exhibit C

FORM OF TRANSITION AGREEMENT

[See attached]

TRANSITION SERVICES AGREEMENT

THIS TRANSITION SERVICES AGREEMENT (this “Agreement”), is entered into as of November 22, 2021 (the “Effective Date”), by and among Saol Therapeutics Research Limited, an Irish limited company (“STRL”), Saol Therapeutics Inc., a Delaware corporation (“STI” and, together with STRL, “Saol”), and Kamada Limited, a company limited by shares incorporated in Israel (“Parent”), and Kamada Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Kamada Inc.”, and together with Parent, “Kamada”). Kamada and Saol are each referred to herein as a “Party” and collectively herein as the “Parties.”

WHEREAS, STI, STRL, Saol International Limited, a Bermuda limited company (“SIL”), Saol Bermuda Limited, a Bermuda limited company (“SBL”), and Saol US Inc., a Delaware corporation (“SUSI” and, together with SIL, SBL, STI and STRL, the “Sellers”), Parent and Kamada Inc. are parties to that certain Asset Purchase Agreement, dated as of November 22, 2021 (the “Asset Purchase Agreement”), pursuant to which the Sellers agreed to sell to Kamada, and Kamada agreed to acquire from the Sellers, the Acquired Assets (as defined in the Asset Purchase Agreement), including, without limitation, all those related solely or primarily to the operation or conduct of the Business and/or the Products (as each such term is defined in the Asset Purchase Agreement); and

WHEREAS, in connection with the Asset Purchase Agreement and the Transaction Documents (as defined in the Asset Purchase Agreement), Saol and Kamada desire to enter into, and are entering into, this Agreement for the purpose of setting forth the terms and conditions pursuant to which Saol will provide, or cause to be provided, certain services and transition assistance to Kamada in connection with its acquisition of the Acquired Assets and assumption of the Assumed Liabilities (as defined in the Asset Purchase Agreement).

NOW, THEREFORE, in consideration of the premises, the covenants and agreements contained in this Agreement, the Asset Purchase Agreement and the Transaction Documents, and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, Saol and Kamada agree as follows:

ARTICLE 1

DEFINITIONS AND REFERENCES

1.1. Defined Terms. Capitalized terms used in this Agreement shall have the meanings set forth below. Capitalized terms used in this Agreement and not defined herein shall have the meanings given to such terms in the Asset Purchase Agreement or the Transaction Documents, as the case may be.

(a) “AMP” means the average manufacturer price, as defined at 42 U.S.C. § 1396r-8(k)(1) and implementing regulations.

(b) “ASP” means the average sales price, as defined at 42 CFR § 414.904 and implementing regulations.

(c) “ASP Portal” means the online ASP data collection system purposes of reporting the ASP and other required pricing data.

(d) “Best Price” or “BP” means the “best price” as defined at 42 U.S.C. § 1396r-8(c)(1)(C) and 42 C.F.R. § 447.500 et seq.

(e) “CMS” means Centers for Medicare and Medicaid Services within the United States Department of Health and Human Services, or any successor organization or agency.

(f) “Customers” means Third Party wholesalers, pharmacy benefit managers, managed care organizations, government buyers, group purchasing organizations or other Third Parties that contract with Saol or its Affiliates with respect to the purchase of any Product, or the payment for any Product purchased, from Saol or its Affiliates as of the Effective Date.

(g) “Cutover Date” means the date on which Kamada initiates its own distribution of the Products, which date shall be no later than the date that is ninety (90) days after the Effective Date, or such other date as may be agreed upon by the Parties in writing.

(h) “DDR” means Drug Data Reporting for Medicaid system for purposes of reporting the AMP and the BP and other required pricing data.

(i) “FSS” means the Federal Supply Schedule administered by the United States Department of Veterans Affairs.

(j) “Government Contract” means any prime contract, subcontract, letter contract, purchase order or delivery order executed or submitted to or on behalf of any Governmental Authority or pursuant to any Federal Program in respect of the purchase of, or payment for, Products, to which Saol or its Affiliates is a party.

(k) “Labeler Code” means the four or five digit code assigned to the Manufacturer or distributor of drug products by the FDA included as the first four or five digits of the NDC number for the products Manufactured or distributed by such Person.

(l) “Medicaid” means the program established pursuant to 42 U.S.C. Chapter 7, Subchapter XIX.

(m) “Medicaid Drug Rebate Program” means the rebate program established pursuant to 42 U.S.C. §1396r-8.

(n) “Medicare Part D Coverage Gap Discounts” means Rebates under the Rebate program codified at 42 U.S.C. § 1395w-114a.

(o) “Medicare Program” means the program established pursuant to 42 U.S.C. Chapter 7, Subchapter XVIII.

(p) “NDC” means the National Drug Code that is used to identify a drug product.

(q) “NFAMP” means the non-federal average manufacturer price as defined in 38 U.S.C. §8126.3.

(r) “PHS 340B Program” means the 340B Drug Pricing established under Section 340B of the Public Health Service Act and administered by the Health Resources and Services Administration division of the U.S. Department of Health and Human Services pursuant to 42 U.S.C. §256B.

(s) “State Medicaid Agency” means the agency established or designated by each state to administer or supervise the administration of the state’s Medicaid program, in accordance with 42 U.S.C. § 1396a.

(t) “Tricare Rebates” means rebates paid under the Tricare Rebate Program as implemented pursuant in 31 C.F.R. 199.

(u) “Tricare Rebate Program” means the rebate program described in the final rule published by the Department of Defense at 74 Fed. Reg. 11,279 to implement Section 703 of the National Defense Authorization Act of 2008, and includes rebates pursuant to any voluntary rebate agreement described therein.

(v) “United States” means the United States of America, its territories and possessions, and Puerto Rico.

(w) “VA” means the United States Department of Veterans Affairs or any successor organization or agency.

1.2. Other Definitional Provisions and Interpretation. The headings preceding the text of Articles and Sections included in this Agreement and the headings to Exhibits attached to this Agreement are for convenience only and shall not be deemed part of this Agreement or be given any effect in interpreting this Agreement. The use of the masculine, feminine, or neuter gender or the singular or plural form of words in this Agreement shall not limit any provision of this Agreement. The meaning assigned to each term defined in this Agreement shall be equally applicable to both the singular and the plural forms of such term. The use of “including” or “include” will in all cases mean “including, without limitation” or “include, without limitation,” respectively. The use of “or” is not intended to be exclusive unless expressly indicated otherwise. Reference to any Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable Contract, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually. Reference to any Contract (including this Agreement), document, or instrument shall mean such Contract, document, or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms of this Agreement. Reference to any statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. Underlined references to Articles, Sections, clauses, or Exhibits shall refer to those portions of this Agreement. The use of the terms “hereunder,” “hereof,” “hereto,” and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section, paragraph, or clause of, or Exhibit to this Agreement.

ARTICLE 2

TRANSITION ASSISTANCE

2.1. Transition Services.

(a) Subject to the terms and conditions of this Agreement, Saol shall provide, or shall cause to be provided, to Kamada the services set forth in Exhibit A (the “Transition Services”) from and after the Effective Date until the earlier of, for each Transition Service, (a) the end of the period stated in Exhibit A for the provision of that Transition Service, or if no such period is stated, until the date that is thirty (30) days after the Effective Date, (b) thirty (30) days (or such shorter period as may be agreed by the Parties) following Kamada’s written notice to Saol advising that such Transition Service is no longer required in accordance with Section 2.6, or (c) the termination of this Agreement in its entirety in accordance with Article 8 (the “Service Period”). In the event of any conflict between Exhibit A and the terms set forth in this Agreement, the terms of this Agreement shall govern and be controlling. For the avoidance of doubt, Kamada shall have the right to terminate one or more specific Transition Services while continuing other Transition Services (subject to Section 2.6). Saol’s obligation to provide (or cause the provision of) the Transition Services in accordance with the standards set forth in Section 2.5 and in this Section 2.1(a) shall be subject to Saol’s right, from time to time, to upgrade, customize, enhance, supplement, modify, replace, substitute or otherwise change any of the Transition Services and Systems (each such supplement, modification, substitution or change, a “Change”) in a manner that is generally consistent with (a) Changes made to systems and services performed by Saol for the Business prior to the Effective Date or (b) Changes made for similar systems and services provided or otherwise made available by Saol or its Affiliates to themselves or their respective retained businesses; provided that the prior written consent of Kamada (which consent shall not be unreasonably withheld, delayed or conditioned) shall be required for any Change that is reasonably expected to adversely affect in any material way the ability of Saol to provide the Transition Services in accordance with this Agreement. In addition, notwithstanding the foregoing, Saol may, in Saol’s reasonable discretion and, to the extent practicable, with advance notice to Kamada, make Changes as required by any emergency or safety situation, as a result of a change in Law requiring such Change, or as a result of the termination by a third party, or expiration, of a Contract, Permit or license required for the use any System or the performance of any Transition Service, provided that Saol undertakes to use commercially reasonable efforts to maintain in effect such Contracts, Permits and licenses until the end of the applicable Service Period(s).

(b) Additional Services. During the Term, Kamada may request additional services from Saol (each, an “Additional Service”). Saol shall consider any such request for Additional Services promptly and in good faith, but has absolute discretion to decide whether or not to provide any Additional Service. In the event that Saol agrees to provide any such Additional Service, the Parties shall execute amendments to the listing of Transition Services to include such Additional Service that shall set forth, among other things, (i) the time period during which such Additional Service shall be provided, (ii) a description of such Additional Service in reasonable detail, (iii) the Service Fee (as defined below) with respect to such Additional Service, and (iv) any additional terms and conditions specific to such Additional Service. Saol’s obligations with respect to providing any such Additional Service shall become effective only upon mutual agreement of the Parties as reflected in an amendment as described above being duly executed and delivered by each Party.

2.2. Product Returns; Chargebacks and Discounts; Rebates. The Parties have agreed to proceed as set forth below with respect to (w) Product returns, (x) chargebacks, discounts (other than Prompt-Pay Discounts), retroactive price concessions (such as commercial rebates) and similar payments (including administrative fees in connection therewith) to customers, wholesalers and other distributors in connection with the Products (collectively, “Chargebacks and Discounts” and, individually, “Chargebacks” or “Discounts”, as applicable), (y) discounts for prompt payment (“Prompt-Pay Discounts”), and (z) rebates (including Medicaid rebates (“Medicaid Rebates”) and similar payments) to federal, state and foreign Governmental Authorities (collectively, “Rebates”), in connection with the Products, in each case, relating to the Products:

(a) Returns.

(i) Subject to this Section 2.2(a), Saol shall provide such support to Kamada in respect of processing Product returns after the Effective Date as is set forth in Exhibit A, with Kamada being solely responsible for the processing of Product returns after the expiration of the Service Period for such applicable Transition Services. Without derogating from the foregoing, Saol shall be solely responsible for processing all Product returns relating to any Assigned Contract until such Contract is assigned to Kamada.

(ii) Saol shall be financially responsible for all costs associated with returns of Product units received from Customers by either Party or their Affiliates during the ninety (90) calendar day period following the Effective Date. Kamada shall be financially responsible for all costs associated with returns of Product units received following the ninetieth (90th) day following the Effective Date.

(iii) If either Party or its Affiliate issues a credit or reimbursement (“Issuing Party”) for returned Product units for which the other Party is financially responsible pursuant hereto (“Responsible Party”), in accordance with the provisions of Section 2.2(a)(ii), the Issuing Party shall, on a monthly basis, invoice the Responsible Party for reimbursement of any such credits or payments given or paid in the immediately preceding month. Each such invoice shall set forth such information as shall be reasonably necessary to support the invoice. The Responsible Party shall, within forty-five (45) days of its receipt of such invoice, pay the Issuing Party or its designee for the undisputed invoiced amount.

(iv) The handling of returned Product units by Saol or Kamada, as applicable, and the issuance of any credits or other forms of reimbursement in connection therewith, shall be in accordance with the Party’s respective then current returned goods policies. Saol shall not, and shall ensure that its Affiliates do not, make any change to their returned goods policies in respect of the Products. Kamada shall not, and shall ensure that its Affiliates do not, make any change to the returned goods policies in respect of the Products as in effect immediately prior to the Effective Time until after the date that is ninety (90) days after the Effective Date. Each Party hereby agrees that it shall take no actions to solicit or otherwise encourage Product returns for which the other Party is financially responsible pursuant hereto, or delay Product returns, in each case after the Effective Time except as required by applicable Law. Notwithstanding the foregoing, if (A) a Third Party claims a credit or other form of reimbursement in connection with returned Product, but (B) Saol and/or Kamada disagrees with such claims, or such claim does not comply with the applicable Party’s returned goods policy, then Saol and Kamada shall engage in good faith discussions to resolve such claim and use commercially reasonable efforts to refuse the credit. If, despite such commercially reasonable efforts, the Third Party continues to insist on the credit or other form of reimbursement, then Kamada shall, in its sole discretion, determine whether to accept such return, and the terms of this Section 2.2(a) (including allocation of financial responsibility for such return) shall apply.

(v) All returned Product units received by Saol after the Effective Date shall be destroyed by Saol, at the expense of the Party financially responsible for such return, as provided above, in accordance with its returned goods policy and applicable Law. Saol shall provide details to Kamada of all Product returns processed by it regardless of which Party is financially responsible for such returns.

(b) Processing of Chargebacks and Discounts, Prompt-Pay Discounts and Rebates. Saol shall remain responsible for processing all Rebates, Chargebacks and Discounts and Prompt-Pay Discounts during the applicable Service Periods for the applicable Transition Services corresponding thereto. Kamada shall be solely responsible for processing all Rebates, Chargebacks and Discounts and Prompt-Pay Discounts received by the Parties after the expiration of such applicable Service Periods.

(c) Financial Responsibility for Chargebacks and Discounts and Rebates. Notwithstanding the foregoing, the cost of Chargebacks and Discounts, Prompt-Pay Discounts and Rebates the requests for which are received after the Effective Date shall be borne by the Parties as follows (where, for clarity, Saol shall bear 100% of the cost of any such requests received prior to the Effective Time):

(i) Saol shall bear (A) 100% of the cost of Medicaid Rebate requests received by the Parties or their Affiliates prior to the expiration of the calendar quarter in which the Effective Date occurs (the “Closing Quarter”) and (B) a fraction of the aggregate cost of Medicaid Rebate requests received by the Parties or their Affiliates during the calendar quarter immediately following the Closing Quarter, which fraction shall be determined by dividing (x) the number of days in such subsequent calendar quarter from the first day of such calendar quarter until the date that is ninety (90) days following the Effective Date by (y) the total number of days in such calendar quarter (such Medicaid Rebates costs (clauses (A) and (B)), the “Saol Medicaid Rebate Cost”).

(ii) With respect to Rebates that are not Medicaid Rebates, the financial responsibly of each Party for the cost of such Rebates shall be as follows: (A) if the Rebate request is related to a sale of Products occurring prior to the Effective Date (as shall be determined based on the invoice date of the applicable sale), Saol shall be 100% financially responsible for the cost of such Rebate (the Rebates Saol is financially responsible for under this Section 2.2(c)(ii), “Saol Other Rebates”), and (B) if the Rebate request is related to a sale of Products occurring after to the Effective Date (as shall be determined based on the invoice date of the applicable sale), Kamada shall be 100% financially responsible for the cost of such Rebate.

(iii)  During the applicable Service Period, Saol shall pay (i) Medicaid Rebates directly to the States and (ii) Saol Other Rebates directly to the applicable payees, and Kamada shall reimburse Saol for the cost of any such Medicaid Rebates that exceeds the Saol Medicaid Rebate Cost and the cost of any other Rebates that exceed the cost of such Saol Other Rebates. After the applicable Service Period, Kamada shall pay Medicaid Rebates directly to the States (and other Rebates to the applicable payees) and Saol shall reimburse Kamada or its designee for any costs incurred by Kamada or its Affiliates that comprise the Saol Medicaid Rebate Cost and Saol Other Rebates. Kamada or Saol, as applicable, shall pay any such reimbursement required pursuant to this Section 2.2(c)(iii) within forty-five (45) days following receipt of the other Party’s invoice therefor together with reasonable supporting documentation.

(iv) The financial responsibly of each Party for the cost of such Chargebacks and Discounts shall be as follows: (i) if the Chargeback or Discount request is related to a sale of Products occurring prior to the Effective Date (as shall be determined based on the wholesaler invoice date of the applicable sale), Saol shall be 100% financially responsible for the cost of such Chargeback or Discount, (ii) if the Chargeback and Discount request is related to a sale of Products occurring after the Effective Date (as shall be determined based on the wholesaler invoice date of the applicable sale), Kamada shall be 100% financially responsible for the cost of such Chargeback or Discount, and (iii) if it is not possible to identify whether or not the Chargeback or Discount request relates to a sale occurring prior to or after the Effective Date, Saol shall be 100% financially responsible for the cost of Chargebacks and Discounts requests for which received by the Parties or their Affiliates prior to the expiration of the thirty (30) calendar day period immediately following the Effective Date (the “C&D Period”) and Kamada shall be 100% financially responsible for the cost of Chargebacks and Discounts the requests for which are received by the Parties or their Affiliates after the expiration of the C&D Period. Saol shall reimburse Kamada for the cost of such Chargebacks and Discounts for which Saol is financially responsible under this Section 2.2(c)(iv) (“Saol C&D”) within forty-five (45) days following receipt of Kamada’s invoice therefor together with reasonable supporting documentation.

(v) Kamada shall bear 100% of the cost of all Chargebacks and Discounts other than Saol C&D. Kamada shall reimburse Saol or its designee for any costs incurred by Saol or its Affiliates in respect of any Chargebacks and Discounts described in this Section 2.2(c)(v) within forty-five (45) days following receipt of Saol’s invoice therefor together with reasonable supporting documentation.

(vi) The financial responsibly of each Party for the cost of such Prompt-Pay Discounts shall be as follows: (i) if the Prompt-Pay Discount request is related to a sale of Products occurring prior to the Effective Date (as shall be determined based on Saol’s invoice date for the applicable sale), Saol shall be 100% financially responsible for the cost of such Prompt-Pay Discount, (ii) if the Prompt-Pay Discount request is related to a sale of Products occurring after to the Effective Date (as shall be determined based on the Saol or Kamada invoice date, as applicable of the applicable sale), Kamada shall be 100% financially responsible for the cost of such Prompt-Pay Discount, and (iii) if it is not possible to identify whether or not the Prompt-Pay Discount request relates to a sale occurring prior or after the Effective Date, Saol shall be 100% financially responsible for the cost of Prompt-Pay Discounts the requests for which are received by the Parties or their Affiliates prior to the expiration of the thirty (30) calendar day period immediately following the Effective Date (the “PPD Period”) and Kamada shall be 100% financially responsible for the cost of Prompt-Pay Discount the requests for which are received by the Parties or their Affiliates after the expiration of the PPD Period. Saol shall reimburse Kamada for the cost of such Prompt-Pay Discounts for which Saol is financially responsible under this Section 2.2(c)(vi) (“Saol PPD”) within forty-five (45) days following receipt of Kamada’s invoice therefor together with reasonable supporting documentation.

(vii) Kamada shall bear 100% of the cost of all Prompt-Pay Discounts other than Saol PPD. Kamada shall reimburse Saol or its designee for any costs incurred by Saol or its Affiliates in respect of any Prompt-Pay Discounts described in this Section 2.2(c)(vii) within forty-five (45) days following receipt of Saol’s invoice therefor together with reasonable supporting documentation.

(viii) For the avoidance of doubt, the provisions of this Section 2.2(c) set forth certain processes to help the Parties accomplish the tasks addressed in these provisions and do not, and are not intended to, amend or modify, in any respect, the definitions of “Assumed Liabilities” and “Excluded Liabilities” in the Asset Purchase Agreement.

2.3. Regulatory Transition. Without limiting the terms of the Asset Purchase Agreement, (i) the transfer of the Acquired Product Registrations to be effectuated in each applicable country or territory to Kamada or its Affiliate, including the Regulatory Transition Date for each applicable country and (ii) the Transition Services to be provided by Saol in respect of regulatory matters prior to the Regulatory Transition Date in each applicable country, are set forth in Exhibit A hereto. Kamada shall, and shall cause its Affiliates to cooperate with Saol and take all actions as are necessary or desirable to effectuate the transition of all such regulatory activities to Kamada or its Affiliate on or prior to the Regulatory Transition Date in each applicable country or territory.

2.4. Government Shared Contracts. As soon as practicable after the Effective Date, Saol shall notify CMS, the United States Department of Defense, the Office of Pharmacy Affairs and the VA (the foregoing being hereinafter collectively referred to as the “Federal Programs”) of Kamada’s acquisition of the Products. Saol and its Affiliates shall continue to support or sell the Products for the benefit of Kamada until such time as all Inventory of Products bearing Saol’s or its Affiliate’s labels or NDC numbers has been sold into the market or such longer period as required by applicable Law and after such time, except as otherwise required pursuant to the terms of their Shared Contracts with such Federal Programs or applicable Law, Saol and its Affiliates will no longer support or sell the Products under any Contracts in place with said Federal Programs. Without limiting the provisions of Exhibit A, with respect to each Government Contract, following Closing (i) all payments received by Saol or its Affiliates thereunder for sales of Products sold after Closing shall be paid to Kamada in accordance with Exhibit A (ii) all Liabilities thereunder incurred prior to the Closing, or after Closing, to the extent not relating to the Products, shall be borne by Saol or its applicable Affiliate, and (iv) all Liabilities arising thereunder after the Closing, to the extent relating to the Products, shall be borne by Kamada.

2.5. Government Pricing & Reporting.

(a) Saol shall be responsible for all federal and state government price calculation and reporting for each applicable Product (e.g., Best Price, AMP, ASP, NFAMP, annual NFAMP and state reporting) prior to the Cutover Date. Without derogating from the provisions of Exhibit A, Kamada shall be responsible for all federal and state government price calculation and reporting for each applicable Product (e.g., Best Price, AMP, ASP, NFAMP, annual NFAMP and state reporting) on and after the Cutover Date. Each Party shall perform such calculation and reporting in accordance with all applicable Laws, including all applicable statutes, rules, and regulatory guidance relating to the Medicaid Drug Rebate Program, the Medicare Program, the PHS 340B Program, the Veterans Health Care Act of 1992, the FSS and applicable state Laws. Each Party may use all information provided to it in reporting to CMS, any State Medicaid Agency, the VA, and any other Governmental Authorities, including under state reporting requirements. The Parties further agree that all data, including Medicaid Drug Rebate Program pricing data, and other data to be used for the programs and price reporting requirements described herein and that are included in any report to the other Party, will be calculated utilizing systems, processes, policies, practices and pricing methodologies that comply with the requirements of such programs.

(b) A Party providing data or other information to the other Party pursuant to this section shall promptly notify the receiving Party upon discovery of any errors in or corrections or revisions to such data or other information. Kamada shall promptly notify Saol upon discovery of any errors in, or corrections or revisions to, any governmental price calculations and reporting submitted by Kamada with respect to the Product that are based in whole or in part on data or other information provided by Saol. Unless required by applicable Law, and then only after reasonable prior consultation with Saol, Kamada shall not, and shall ensure that its Affiliates do not, retroactively modify any pricing reported by Saol or its Affiliates in respect of sales of any Product prior to the Effective Date. Specific Transition Services relating to government pricing and reporting responsibilities are set forth in Exhibit A.

2.6. Provision of the Transition Services; Standard of Service. Subject to the terms and conditions of this Agreement, Saol agrees that the Transition Services shall be provided in good faith, in accordance with all applicable Laws and, without limiting the foregoing, in no event less than the standard of care and diligence materially consistent with that provided by Saol and its Affiliates in the conduct of the Business during the twelve (12) month period prior to the Effective Date. Subject to Section 2.11, Saol agrees to assign adequate manpower and other resources and qualified personnel as are reasonably required to perform the Transition Services in accordance with the standards set forth in the preceding sentence. Saol’s provision of the Transition Services during the applicable Service Periods shall not confer upon Saol, or imply or be construed as vesting in Saol, any ownership or management rights with respect to the Products, and Kamada shall at all times be the owner of the Products with all the rights of, and responsibility for, the management and ownership of the Products and all activities ancillary or incident thereto. Kamada shall take all steps reasonably necessary or appropriate to assume responsibility for providing to itself or obtaining from Third Parties its own services in lieu of the Transition Services as expeditiously as reasonably possible and in any event prior to the expiration of the applicable Service Period.

2.7. Reduced Services. Except as expressly otherwise provided in Exhibit A or Exhibit B, Kamada shall provide at least fourteen (14) calendar days’ prior written notice to Saol of any requested decrease in the level of Transition Services (whether the Transition Service in its entirety, or only certain component(s) thereof, is no longer required), provided that for Transition Services provided by, or that rely on any goods or services provided by, a Third Party, the advance notice period shall be at least thirty (30) calendar days. In the event that Kamada notifies Saol pursuant to this Section 2.7 that a Transition Service in its entirety is no longer required, upon the expiration of the applicable advance notice period, such Transition Service shall be deemed terminated by Kamada for all purposes of this Agreement, subject to Section 8.3(a). In the event that Kamada notifies Saol pursuant to this Section 2.7 that only certain component(s) of a Transition Service are no longer required, such requested modification shall only be effective on the last day of a calendar month during which the notice is provided and Saol shall no longer be obligated to provide or cause the provision of such component(s) of such Transition Service from and after such date. Kamada shall be responsible for all Services Fees and Reimbursable Expenses owed for the period prior to the effective date of any Transition Service reduction.

2.8. Compliance with Applicable Laws. Each Party shall, and shall cause its respective employees to, comply with all applicable Laws in connection with the provision of the Transition Services.

2.9. Resale of Transition Services; Responsibility for Representatives.

(a) Subject to Section 9.6, in no event shall Kamada be entitled to resell or supply any Transition Service to any Third Party without the prior written consent of Saol, which consent Saol may withhold in its sole discretion.

(b) Each Party shall be responsible for its own acts and omissions and for those of its Representatives, and for each of their compliance with the obligations of such Party under this Agreement. Any breach by any such Representatives of such obligations under this Agreement shall be deemed a breach by the respective Party.

2.10. Kamada’s Obligations.

(a) Kamada shall reasonably cooperate with Saol with respect to Saol’s provision of the Transition Services. Without limiting the foregoing, only to the extent necessary to enable provision of the Transition Services, Kamada shall: (i) provide timely responses to any reasonable requests made by Saol for information, guidance or instruction; and (ii) without limiting Kamada’s freedom to operate its business, obtain and maintain, on a reasonably available basis and at a reasonable cost, all telecommunications, data and network connections, hardware and other equipment, licenses, sublicenses, leases and contracts necessary to permit Saol to provide the Transition Services, if applicable. If Kamada elects not to obtain or to maintain all such telecommunications, data and network connections, hardware and other equipment, licenses, sublicenses, leases and contracts and such decision materially affects Saol’s ability to provide the Transition Services, then Saol shall give Kamada notice that the decision so affects Saol’s ability to provide the Transition Services. If within fifteen (15) days of such notice Kamada does not elect to change such decision which materially affects Saol’s ability to provide the Transition Services, then Saol shall be excused from performing the Transition Services affected by such decision.

(b) To the extent reasonably required to perform the Transition Services, Kamada shall (at its own expense) provide Saol personnel (including any of Saol’s Representatives or Subcontractors), subject to such Saol personnel being covered by appropriate confidentiality undertakings, with reasonable and timely access to Kamada’s office space, plants, equipment, non privileged information, premises, personnel, power, telecommunications systems and circuits, computer systems, and any other areas and equipment, provided, however, such information will only be provided to the extent permitted by applicable Law and such access shall only be provided upon reasonable advance notice, during normal business hours, and without adverse impact on the operation of Kamada’s business. Without limiting the foregoing, upon reasonable advance notice, Kamada shall make accessible to Saol, as reasonably requested, Kamada’s key users and other Kamada personnel responsible for the execution, maintenance and enhancement of processes relating to the Transition Services.

(c) Kamada shall cooperate with Saol to respond to Saol’s reasonable requests for any information, document, instrument or other writing which in Saol’s reasonable discretion is necessary to provide the Transition Services. Saol shall not be liable for any impairment of any Transition Service caused by its not receiving information either in a timely manner or not at all, or by its receiving inaccurate or incomplete information from Kamada.

2.11. Saol Parties; Kamada Parties; Subcontractors and Personnel.

(a) Any right or obligation of Saol under this Agreement may be exercised or performed by STI, STR or any of their Affiliates, in their sole discretion.

(b) Any right or obligation of Kamada under this Agreement may be exercised or performed by Parent, Kamada Inc. or any of their respective Affiliates, in their sole discretion.

(c) Saol reserves the right to subcontract the performance of any of its obligations under this Agreement to another Person, including to any Affiliate of Saol and any Third Party contractor (each, a “Subcontractor”); provided that the Subcontractor must be approved by Kamada prior to a subcontract of a material portion of the Transition Services to a Third Party service provider entity that was not providing such service to the Business prior to the Effective Date. Saol shall be Kamada’s sole point of contact regarding the Transition Services, including with respect to payment. Saol shall not be relieved of any of its obligations under this Agreement as a result of the provision of Transition Services by any Subcontractor.

(d) Saol and Subcontractors shall each have the right to (i) designate which personnel they shall assign to perform the Transition Services and (ii) remove and replace such personnel at any time. In performing their respective duties hereunder, all such personnel shall be under the direction, control and supervision of Saol and Subcontractors, as applicable, and Saol and Subcontractors, as applicable, shall have the sole right to exercise all authority with respect to the employment (including termination of employment), assignment and compensation of such personnel. Without limiting Kamada’s obligation to reimburse Saol for Reimbursable Expenses in accordance with Section 4.2, Saol shall be solely responsible for all obligations and liabilities, financial or otherwise, in connection with the employment or engagement of its personal and the Subcontractors.

2.12. Site Regulations. Without limiting the provisions of Article 5, each Party shall comply with the other Party’s site rules, regulations and procedures when on such other Party’s sites, including with respect to security and/or background checks and drug testing.

2.13. Project Managers. Saol and Kamada shall each appoint a person to serve as its project manager (each, a “Project Manager”) to act as contact points, to deal with issues arising out of the performance of this Agreement, and to facilitate the orderly provision and receipt of the Transition Services. Initially, the Project Manager for Saol shall be Scott Silverman, email: ssilverman@saolrx.com and the Project Manager for Kamada shall be Boris Gorelik, email: borisg@kamada.com. Each Party agrees to provide reasonable access (in person, by telephone or electronically via e mail) during normal business hours to its Project Manager for problem resolution.

2.14. Audit and Inspection Rights. Saol shall keep accurate records of the time spent by Saol personnel in performing Transition Services and of Reimbursable Expenses as well as accurate records pertaining to the Transition Services rendered under this Agreement. Saol shall, at Kamada’s written request and sole cost and expense, make such records available upon reasonable notice during business hours for examination by Kamada’s independent certified public accountants or auditors, as designated by Kamada and approved by Saol, which approval shall not be unreasonably withheld or delayed; provided, however, that: (i) such accountants or auditors shall enter into a customary confidentiality agreement with Saol in connection therewith; (ii) such audits may not be conducted more than three times during the term of this Agreement; (iii) no such audit may cover a period covered by a prior audit; and (iv) any such audit shall be conducted in the location where the relevant records are maintained, shall be conducted on not less than fourteen (14) days’ prior written notice to Saol, shall be limited to five (5) consecutive days duration and shall be conducted during normal business hours.

2.15. Delayed Assignment Contracts. From the Effective Date and until the date on which the Delayed Assignment Contracts are effectively assigned to Kamada, Saol shall not, or shall cause its applicable Affiliate not to, terminate such Delayed Assignment Contracts, or make any amendment to, waive any right or grant any license under or assign any Delayed Assignment Contracts, without the prior written consent of Kamada. On the Cutover Date, the Parties shall or shall cause their respective Affiliates to execute an assignment and assumption agreement with respect to each Delayed Assignment Contract.

ARTICLE 3

SERVICE LIMITATIONS

3.1. General Limitations.

(a) Nothing contained in this Agreement shall require Saol to provide (or cause the provision of) any services (i) that are not set forth in Exhibit A, (ii) that would constitute the provision of any legal, financial, accounting or Tax advice or any other regulated activity, (iii) that are in support of any business or operations other than the Business as conducted immediately prior to the Effective Date, (iv) at a level of care, quantity or volume in excess of the levels provided by Saol or its Affiliates (including through their subcontractors) to the Business immediately prior to the Effective Date, or (v) that exceed the scope of the services provided by Saol or its Affiliates (including through their subcontractors) to the Business immediately prior to the Effective Date.

(b) Saol and its Affiliates shall have no obligation to Change any computer hardware, software, database or network environment or other systems, including those that are currently used in the Business or otherwise, or to provide (or cause the provision of) any support or maintenance services for any of the foregoing items for which a Change has been implemented by or on behalf of Kamada or its Affiliates, or to acquire any additional hardware, software, database, network, system or other resources during the Term, provided that if any of the foregoing additional resources or Changes are required for the provision of the Transition Services, Saol shall use commercially reasonable efforts to acquire such additional resources or implement such Changes, if so requested by Kamada and if Kamada bears the cost of such additional resources or Changes.

(c) Without limiting Saol’s obligations under this Agreement, in no event shall Saol be obligated under this Agreement to maintain the employment of any specific employee.

(d) For the avoidance of doubt, Saol shall not be required to provide (or cause the provision of) the Transition Services for any purpose (or to any Person) other than to Kamada, any transferee or assignee of the Transition Services permitted pursuant to this Agreement and their respective Representatives (but solely to the extent such Representatives are involved in the conduct of the Business) for the purpose of operation of the Business as conducted immediately prior to the Effective Date.

3.2. Work Processes, Rules and Procedures. In connection with the receipt and use of the Transition Services, Kamada shall, and shall cause its Representatives to, comply with Saol’s current work processes, policies and procedures provided to Kamada as of the date hereof, and Kamada acknowledges that Saol’s and Subcontractors’, as applicable, ability to provide the Transition Services is dependent on such compliance by Kamada and its Representatives.

3.3. Third Party Consents.

(a) Each Party shall use its commercially reasonable efforts to obtain any Consent or waiver under its own Contracts entered into with any Third Party and that pertain to any software, equipment, systems or other materials or associated services that is required in connection with performance or receipt of the Transition Services under this Agreement (each, a “Required Consent”). Each Party shall use its commercially reasonable efforts to cooperate with the other Party in obtaining such Required Consents from Third Parties. Kamada shall be responsible for paying (or reimbursing Saol and Subcontractors for) any fee, expense or other consideration required to be paid to a Third Party to obtain any Required Consent (a “Consent Fee”).

(b) If, despite using commercially reasonable efforts, a Party is unable to obtain a Required Consent hereunder, Kamada and Saol shall work together in good faith to develop a mutually acceptable alternative arrangement that is sufficient to enable Saol to provide, and Kamada to receive, the Transition Services without such Required Consent. Kamada shall bear all costs of such alternative arrangement, as applicable. If such alternative arrangement cannot be agreed upon by Kamada and Saol or is required for a period longer than thirty (30) days following the Effective Date, either Party may require that the affected Transition Services be terminated, in which case the Service Fees for Transition Services shall be equitably adjusted to account for such terminated Transition Services.

3.4. Exception to Obligation to Provide Services. Notwithstanding anything to the contrary contained herein, Saol shall not be obligated to provide (or cause the provision of) any Transition Services if the provision of such Transition Services violate any Law, Order, or Permit to which Saol is subject and are pertaining to the Business. In such event, Kamada and Saol shall discuss the matter in good faith and use commercially reasonable efforts to implement, at Kamada’s expense, an appropriate workaround to the extent reasonably practicable.

3.5. Excuse of Performance. Saol’s delay or failure to perform its obligations under this Agreement shall be excused (and any rights of Kamada arising as a consequence of such delay or failure shall not be exercised by Kamada) if and to the extent such delay or failure is caused by (a) the acts or omissions of Kamada, its Representatives or a Third Party acting for or on behalf of Kamada or (b) the failure of Kamada or such Representative or Third Party to perform any obligations of Kamada under this Agreement. Saol shall use commercially reasonable efforts to perform its obligations notwithstanding such acts, omissions or failures of Kamada; provided, however, that Kamada works with Saol to remedy such acts, omissions or failures and Kamada shall be responsible for any additional costs incurred by Saol in connection with performing the Transition Services as a result of such acts, omissions or failures.

3.6. Kamada Acknowledgment and Representation. Kamada understands that the Transition Services provided hereunder are transitional in nature and are furnished by Saol solely for the purpose of accommodating the acquisition of the Acquired Assets, the assumption of the Assumed Liabilities and the transfer of the Business from the Sellers to Kamada. The Parties have allocated responsibilities and risk of loss and limited the Liabilities of Saol as stated in this Agreement based on the recognition that Saol is not in the business of providing the Transition Services to Third Parties. Such provisions are fundamental elements of the basis of the bargain between Saol and Kamada.

3.7. Saol Acknowledgment and Representation. Saol understands that Kamada would not have entered into the Asset Purchase Agreement and acquired the Acquired Assets and assumed the Assumed Liabilities, without reliance on Saol’s agreement to provide the Transition Services in accordance with the terms of this Agreement.

ARTICLE 4

CONSIDERATION

4.1. Provided that nothing contained in this Article 4 shall alter or amend the Service Period for any Transition Services as set forth in Exhibit A, the consideration for each of the Transition Services provided hereunder is set forth on such Exhibit (the “Services Fees”). The Services Fees shall be calculated and paid in accordance with Exhibit B.

4.2. Additionally, Kamada shall reimburse Saol for any and all documented out-of-pocket expenses reasonably incurred and paid to a Third Party (including Third Party quality control testing services) in connection with Saol’s performance of its obligations under this Agreement (the “Reimbursable Expenses”). Saol shall invoice Kamada for all Services Fees and Reimbursable Expenses due hereunder, and Kamada agrees to pay the undisputed portion of such invoice within forty-five (45) days of the date of such invoice and in accordance with Exhibit B. Any undisputed portion of the Services Fee or Reimbursable Expenses not paid within ten (10) days of the respective invoice due date shall be subject to late charges for each day such payment is overdue, calculated at an annual rate equal to the prime rate of interest as reported in The Wall Street Journal, Eastern Edition plus one point seventy five percent (1.75%) from the invoice due date to the date of payment. Neither Party shall have the right to set off any claim it may have under this Agreement, the Asset Purchase Agreement or any other Transaction Document against amounts owed by such Party or its Affiliate under this Agreement, the Asset Purchase Agreement or any other Transaction Document.

4.3. If a value added tax, goods and services tax or similar tax applies to any Transition Services provided by Saol under or in connection with this Agreement, Saol may, to the extent that the consideration otherwise provided for that provision of the Transition Services is not stated to include an amount in respect of any such tax on the provision of the Transition Services, increase the consideration otherwise provided for that provision of the Transition Services by the amount of such tax or otherwise recover from the recipient the amount of such tax. Saol must provide appropriate invoices, other documentation and information and do all things necessary so that a claim can be made for any input tax credit, set off, rebate or refund for or in relation to any tax included in any payment under or in connection with this Agreement.

ARTICLE 5

INTELLECTUAL PROPERTY

5.1. Intellectual Property.

(a) Ownership of Intellectual Property. Without derogating from the terms of the Asset Purchase Agreement, nothing in this Agreement shall grant or transfer any rights, title or interests in any Intellectual Property invented or created before, on or after the Effective Date by or on behalf of Saol or its Affiliates or otherwise controlled by or licensed to Saol or its Affiliates.

(b) License to Use Acquired Assets. Kamada hereby grants to Saol and its Affiliates a royalty-free, worldwide, non-transferable, non-exclusive license to use the Acquired Assets solely to perform the Transition Services during the Term in accordance with the terms and conditions of this Agreement. Saol may grant sublicenses of the foregoing to its Affiliates or Subcontractors solely to the extent necessary for each such Affiliate or Subcontractor to perform, in accordance with the terms and conditions of this Agreement, the Transition Services that such Affiliate or Subcontractor is engaged to perform during the Term.

5.2. No Implied Licenses. Except as expressly specified in this Agreement, nothing in this Agreement shall be deemed to grant a Party or its Affiliates, by implication, estoppel or otherwise, license rights, ownership rights or any other Intellectual Property rights in any technology, inventions, work processes, hardware, software or any other tangible or intangible assets owned, controlled or licensed by the other Party or any of its Affiliates.

5.3. Rights to Developments. Kamada will own all right, title and interest in and to all processes, designs, techniques, know-how, show-how, inventions, works of authorship, discoveries and developments and any improvements, enhancements, derivatives, modifications, evolutions or combinations thereof or thereto, whether or not patentable (collectively, “New Inventions”), and all Intellectual Property rights therein and thereto, that is developed as a result of the Transition Services provided under this Agreement, to the extent solely or primarily related to the Business, (in each case to the extent otherwise owned by Saol absent this sentence). Saol will disclose to Kamada in writing any New Inventions it becomes aware of and will execute all papers and do all things which may be reasonably requested by Kamada, at Kamada’s sole expense, to evidence the assignment to Kamada, or its designee, of Kamada’s entire right, title and interest in and to same.

5.4. Ownership of Data. All records, data files (and the data contained therein), input materials, reports and other materials received, computed, developed, processed or stored for Kamada by Saol pursuant to this Agreement following the Effective Date, to the extent solely or primarily related to the Business, will be the exclusive property of Kamada and shall be deemed Acquired Business Confidential Information (as defined below). Saol not possess any interest, title, lien or right in connection therewith.

ARTICLE 6

CONFIDENTIAL INFORMATION

6.1. Definition of Confidential Information. As used in this Agreement:

(a) “Saol Confidential Information” means information owned by or concerning Saol or Subcontractors disclosed to or otherwise learned by Kamada or its Representatives in the course of performance of this Agreement, including the terms and conditions of this Agreement and information related to the Transition Services (including technical specifications, network diagrams, facilities, technology, systems, business plans or opportunities, processes, products, operations, performance, customers or sales), except for:

(i) information that is or becomes generally publicly available (other than through disclosure in breach of this Agreement by Kamada or its Representatives), from and after the date of public availability;

(ii) information that is independently derived by Kamada or its Representatives without use of or reference to Saol Confidential Information;

(iii) information disclosed to Kamada or its Representatives by a Third Party not bound by any confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to Saol, its Affiliates or their respective Representatives, provided, that, (A) under the circumstances of disclosure, the non-disclosing party does not owe a duty of nondisclosure to such Third Party and (B) the disclosure by such Third Party is not otherwise unlawful; or

(iv) information that is Confidential Information within the meaning of Section 6.13 of the Asset Purchase Agreement.

(b) “Acquired Business Confidential Information” means information owned by or concerning Kamada that is disclosed to or otherwise learned by Saol or its Representatives in the course of performance of this Agreement, including the terms and conditions of this Agreement, except for:

(i) information that is or becomes generally publicly available (other than through disclosure in breach of this Agreement by Saol, its Representatives or Subcontractors) from and after the date of public availability;

(ii) information that is independently derived by Saol, its Representatives or Subcontractors without use of or reference to Acquired Business Confidential Information; or

(iii) information disclosed to Saol, its Representatives or Subcontractors by a Third Party not bound by any confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to Kamada or its Affiliates or their respective Representatives, provided, that, (A) under the circumstances of disclosure, the non-disclosing party does not owe a duty of nondisclosure to such Third Party and (B) the disclosure by such Third Party is not otherwise unlawful.

(c) Without derogating from the foregoing, all information that is Confidential Information within the meaning of Section 6.13 of the Asset Purchase Agreement shall be deemed to be Acquired Business Confidential Information.

6.2. Obligations. Each of Saol and Kamada shall not, and shall cause its Representatives not to, disclose to any other Person or use, except for purposes of this Agreement (and only in accordance with applicable Law), any information that is Acquired Business Confidential Information or Saol Confidential Information, respectively, provided, that each Party may disclose Saol Confidential Information or Acquired Business Confidential Information, as the case may be, (a) to its Representatives on a need-to-know basis in connection with the performance of such Party’s obligations under this Agreement (such Representatives to be subject to the terms herein and the disclosing party to be responsible for any breach of this Agreement by its Representatives), (b) in a regulatory or securities Law filing, if required to be included therein under applicable Law or, subject to Section 6.3, in response to any summons, subpoena or other legal process or formal or informal investigative demand or regulatory request issued by a Governmental Authority to such Party or its Representatives in the course of any litigation, investigation, inquiry or administrative proceeding, (c) in the case of Confidential Information within the meaning of the Asset Purchase Agreement, as permitted pursuant to Section 6.13 of the Asset Purchase Agreement, (d) to enforce its rights under this Agreement or (e) with the prior written Consent of Saol (in the case of disclosure by Kamada) or Kamada (in the case of disclosure by Saol).

6.3. Required Disclosures. If Saol, Kamada or any of their respective Representatives (such Person(s), collectively, the “disclosing party”) is required or requested by deposition, interrogatory, request for documents, subpoena, civil investigative demand, regulatory request or similar judicial, regulatory or administrative process to disclose any Saol Confidential Information or Acquired Business Confidential Information, as the case may be, then to the extent permissible under applicable Law, the disclosing party shall provide Kamada or Saol, as the case may be (the “non-disclosing party”), with prompt prior written notice of such requirement so that the non-disclosing party may seek (at the non-disclosing party’s expense) a protective order or similar remedy to cause Saol Confidential Information or Acquired Business Confidential Information, as the case may be, not to be disclosed. If such notice is not permissible under applicable Law, or such protective order is not sought or other similar remedy is not timely obtained or the non-disclosing party waives compliance with the provisions of this Section 6.3, the disclosing party shall furnish only that portion of Saol Confidential Information or Acquired Business Confidential Information, as the case may be, that the non-disclosing party’s legal counsel has advised is required or requested, and shall exercise reasonable best efforts to obtain assurance that confidential treatment shall be accorded such disclosed Saol Confidential Information or Acquired Business Confidential Information, as the case may be, to the extent practicable under the circumstances.

ARTICLE 7

INDEMNIFICATION; LIMITATION OF LIABILITY; WARRANTY DISCLAIMER

7.1. Indemnification.

(a) Subject to Sections 7.1(c) and 7.2, Kamada shall indemnify, defend and hold Saol, its Affiliates, and each of their respective Representatives (collectively, the “Saol Indemnified Parties”), harmless from and against any and all Losses incurred by the Saol Indemnified Parties (including Third Party Claims) in connection with the performance of the Transition Services under this Agreement, other than Losses to the extent (i) Saol is financially responsible for such Losses pursuant to Section 2.2(a) or Section 2.2(c) hereof or (ii) such Losses result from the gross negligence or willful misconduct of Saol, its Affiliates or its or their Subcontractors.

(b) Subject to Sections 7.1(c) and 7.2, Saol shall indemnify, defend and hold Kamada, its Affiliates and each of their respective Representatives (collectively, the “Kamada Indemnified Parties” and, together with the Saol Indemnified Parties, the “Indemnified Parties”), harmless from and against any and all Losses incurred by the Kamada Indemnified Parties (including Third Party Claims) to the extent (i) Saol is financially responsible for such Losses pursuant to Section 2.2(a) or Section 2.2(c) hereof or (ii) such Losses result from the gross negligence or willful misconduct of Saol, its Affiliates or its or their Subcontractors in performing the Transition Services.

(c) Except for claims for breach of a Party’s payment obligation hereunder, the provisions of this Section 7.1 shall be the exclusive remedies of the Parties with respect to the subject matter of this Agreement and none of the Indemnified Parties shall be entitled to any further indemnification, contribution, recovery or other rights or claims of any nature whatsoever in respect thereof (whether under this Agreement or under any common law theory or any Law or otherwise), all of which the Parties (each for itself and on behalf of its Indemnified Parties) hereby waive. Any and all claims, disputes or demands in any way related to the provision of the Transition Services, whether undertaken by Saol or a Subcontractor providing the Transition Service under this Agreement or Kamada as the recipient of the Transition Services, as applicable, shall be made solely by Kamada or Saol and solely against Saol or Kamada, as applicable, under and pursuant to the terms of this Agreement.

7.2. Limitation of Liability. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, (A) EXCEPT IN THE CASE OF FRAUD, MISAPPROPRIATION OF INTELLECTUAL PROPERTY OR BREACH OF ARTICLE 6, IN NO EVENT SHALL A PARTY BE LIABLE TO THE OTHER PARTY OR ITS REPRESENTATIVES OR SHAREHOLDERS UNDER THIS AGREEMENT FOR ANY SPECIAL, PUNITIVE, EXEMPLARY, SPECULATIVE, INDIRECT, REMOTE, OR CONSEQUENTIAL DAMAGES, DAMAGES FOR LOST PROFITS, DAMAGES BASED UPON A MULTIPLE OF EARNINGS, OR DIMINUTION IN VALUE, OR ANY SIMILAR DAMAGES, REGARDLESS OF WHETHER SUCH DAMAGES WERE REASONABLY FORESEEABLE, EXCEPT TO THE EXTENT THAT SUCH DAMAGES ARE OWING TO A THIRD PARTY IN RESPECT OF A CLAIM FOR WHICH AN INDEMNIFIED PARTY IS ENTITIED TO INDEMNIFICATION IN ACCORDANCE WITH SECTION 7.1, AND (B) EXCEPT IN THE EVENT OF FRAUD, MISAPPROPRIATION OF INTELLECTUAL PROPERTY, OR BREACH OF ARTICLE 6 BY SAOL, ITS AFFILIATES OR ITS REPRESENTATIVES AND WITHOUT LIMITING THE ALLOCATION OF FINANCIAL LIABILITIES BETWEEN THE PARTIES UNDER SECTION 2.2 HEREOF, SAOL’S AGGREGATE LIABILITY UNDER THIS AGREEMENT SHALL NOT EXCEED THE AGGREGATE AMOUNT OF SERVICES FEES ACTUALLY RECEIVED BY SAOL HEREUNDER.

7.3. Warranty Disclaimer. EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT, SAOL MAKES NO WARRANTIES OF ANY KIND REGARDING THE TRANSITION SERVICES, EXPRESS OR IMPLIED, WHETHER IN FACT OR BY OPERATION OF LAW, BY STATUTE OR OTHERWISE, AND SAOL EXPRESSLY DISCLAIMS ANY AND ALL IMPLIED OR STATUTORY WARRANTIES, INCLUDING ANY IMPLIED WARRANTIES OF ACCURACY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT, OR OTHERWISE. SAOL MAKES NO WARRANTY AS TO THE SUITABILITY OF THE TRANSITION SERVICES.

ARTICLE 8

TERM AND TERMINATION

8.1. Term. This Agreement will commence on the Effective Date and, unless earlier terminated in its entirely in accordance with the terms hereof, expire thirty (30) days after the expiration or termination of the last Service Period (the “Term”).

8.2. Termination by Saol. Saol may terminate this Agreement at any time upon written notice to Kamada (a) if Kamada becomes insolvent, makes a general assignment for the benefit of its creditors, has a receiver or manager appointed or otherwise commences, or becomes the subject of, any action relating to bankruptcy, insolvency, dissolution or winding up, or (b) with fifteen (15) Business Days’ advance written notice to Kamada, in the event of a material breach by Kamada or its Affiliates of this Agreement (including non-payment of past due undisputed invoices) provided such breach has not been cured during such fifteen (15) Business Day-period.

8.3. Effects of Termination.

(a) Within forty-five (45) days after the termination or expiration of this Agreement or any Transition Service (including pursuant to a notice delivered by Kamada pursuant to Section 2.3), Kamada shall pay to Saol all amounts due and payable hereunder that are not being disputed in good faith with respect to the period prior to termination or expiration that have not then already been paid, with such amounts to be paid for any partial month to be determined on a pro rata basis. In addition, if this Agreement or any Transition Service is terminated by Kamada pursuant to Section 2.3 or by Saol pursuant to Section 8.2, Kamada shall pay Saol an amount equal to the out-of-pocket non-cancelable expenses of Saol and its Affiliates arising as a result of or in connection with the early termination of this Agreement or any Transition Service (collectively, “Termination Fees”). The Termination Fees shall be invoiced to and payable by Kamada within thirty (30) days after the date of invoice.

(b) Expiration or termination of this Agreement or any Transition Service shall not act as a waiver of any breach of this Agreement and shall not act as a release of any Party for any Liability incurred under this Agreement through the effective date of such expiration or termination, including with respect to any Service Fees or other amounts payable hereunder that accrued on or before the effective date of such expiration or termination.

(c) The cancellation or termination of any Transition Services provided for under this Agreement shall be without prejudice to any obligations or rights of either Party that have accrued up to the date of such cancellation or termination, including any obligations to pay the Services Fees and Reimbursable Expenses for Transition Services rendered prior to the end of the applicable Service Period. In addition, the following provisions of this Agreement shall survive termination for any reason: Section 2.2, Section 2.5(b) and Articles 4, 6, 7, 8, and 9.

ARTICLE 9

MISCELLANEOUS

9.1. Notices. All notices or other communications required or permitted to be given under this Agreement shall be delivered in accordance with Section 10.3 of the Asset Purchase Agreement.

9.2. Entire Agreement. This Agreement, the Asset Purchase Agreement, together with the other Transaction Documents, embody the entire agreement and understanding of the Parties hereto in respect of the transactions contemplated hereby. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or therein. This Agreement supersedes all prior agreements and understandings between the Parties with respect to such transactions.

9.3. Waiver; Remedies. No failure or delay by a Party in enforcing any of such Party’s rights under this Agreement will be deemed to be a waiver of such rights. No single or partial exercise of a Party’s rights will be deemed to preclude any other or further exercise of such Party’s rights under this Agreement. No waiver of any of a Party’s rights under this Agreement will be effective unless it is in writing and signed by such Party.

9.4. Amendment. This Agreement may be amended, modified or supplemented only by written agreement of Saol and Kamada.

9.5. No Third-Party Beneficiaries. Neither this Agreement nor any provision hereof is intended to confer upon any Person (other than the Parties hereto and their respective successors and permitted assigns) any rights or remedies hereunder. Without limiting the generality of the immediately preceding sentence, no employee, shareholder or contractual counterparty (other than the Parties hereto) of any Saol or Kamada shall acquire any rights or remedies as a result of this Agreement, and the employees and shareholders of Saol and Kamada shall have no right whatsoever to enforce any provision of this Agreement.

9.6. Successors and Assigns. Section 10.4 of the Asset Purchase Agreement is hereby incorporated by reference and shall govern the terms of assignment of the rights and obligations under this Agreement, mutatis mutandis.

9.7. Further Assurances. Each Party shall execute and deliver such additional instruments and other documents and use all commercially reasonable efforts to take or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable Law to consummate the transactions contemplated hereby.

9.8. Specific Performance. Each of the Parties acknowledge and agree that the other party may be damaged irreparably and may not be made whole by monetary damages in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Therefore, except as otherwise provided herein, each Party agrees that the other Party may seek the granting of specific performance of this Agreement and injunctive or other equitable relief in favor of such other Party as a remedy for any such breach, in addition to any other remedy to which it may be entitled, at law or in equity.

9.10. Interpretation. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party. Any reference to any federal, state, local, or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

9.11. No Joint Venture. Nothing contained herein shall be deemed to create any joint venture or partnership between the Parties, and, except as is expressly set forth herein, neither Party shall have any right by virtue of this Agreement to bind the other Party in any manner whatsoever. Each Party shall act and shall be deemed and construed to act under this Agreement as an independent contractor and not as an agent of the other Party. No employee of either Party shall be considered an employee of the other Party in any form.

9.12. Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the Parties shall negotiate in good faith with a view to the substitution therefor of a suitable and equitable solution in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid provision; provided, however, that the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the Parties hereto shall be enforceable to the fullest extent permitted by Law.

9.13. Counterparts. This Agreement may be executed in counterparts (including using any electronic signature covered by the United States ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable Law, e.g., www.docusign.com), and such counterparts may be delivered in electronic format, including by facsimile, email or other transmission method. Such delivery of counterparts shall be conclusive evidence of the intent to be bound hereby and each such counterpart, including those delivered in electronic format, and copies produced therefrom shall have the same effect as an originally signed counterpart. To the extent applicable, the foregoing constitutes the election of the Parties to invoke any Law authorizing electronic signatures. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement, shall be disregarded in determining a Party’s intent or the effectiveness of such signature. No Party shall raise the use the delivery of signatures to this Agreement in electronic format as a defense to the formation of a contract and each such Party forever waives any such defense.

9.14. Force Majeure. If Saol is wholly or partially prevented from, or delayed or restricted in, providing one or more Transition Services, or one or more Transition Services are interrupted or suspended, by reason of events beyond Saol’s reasonable control (including failure by Kamada or its Representatives to comply with the terms and conditions of this Agreement (where such failure is not attributed to Saol’s breach of this Agreement), failure by any Third Party to comply with the terms and conditions of any applicable Contract (where such failure is not attributed to Saol’s breach of the applicable Contract), acts of God, acts of nature, acts or Orders of Governmental Authorities (not attributed to any breach of this Agreement or misconduct on Saol’s part) or military authorities, fire, explosion, lack of utilities, accident, embargoes, disruption or delay in transportation, epidemics (including COVID-19), war, acts of terrorism, infrastructure failure, IT systems or software failure, nuclear disaster, labor strikes, work stoppages or slowdowns, changes in Law (or changes in the interpretation or enforcement thereof) or legal or regulatory actions, including restraining orders and injunctions, civil unrest and/or riots or disruption of Internet access (including access disruptions as a result of any virus, worm, Trojan horse, etc.), or any other type of similar event), Saol shall not be obligated to deliver, or cause to be delivered, the affected Transition Services during such period; provided, however, that (a) Kamada shall not be obligated to pay for any Transition Services not delivered during such period, except for Consent Fees and Termination Fees, and (b) the Term shall not be tolled during or extended for all or any part of such period, and (c) Saol shall exercise reasonable commercial effort to mitigate and minimize the effect of the events preventing, restricting or delaying Saol from rendering the applicable Transition Service in accordance with the terms of this Agreement.

9.15. Governing Law. This Agreement shall be governed by the Laws of the State of New York (regardless of the Laws that might otherwise govern under applicable New York principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

9.16. JURISDICTION OF DISPUTES; WAIVER OF JURY TRIAL. IN THE EVENT ANY PARTY TO THIS AGREEMENT COMMENCES ANY LITIGATION, PROCEEDING OR OTHER LEGAL ACTION IN CONNECTION WITH OR RELATING TO THIS AGREEMENT, ANY TRANSACTION DOCUMENT OR ANY MATTERS DESCRIBED OR CONTEMPLATED HEREIN OR THEREIN, WITH RESPECT TO ANY OF THE MATTERS DESCRIBED OR CONTEMPLATED HEREIN OR THEREIN, THE PARTIES TO THIS AGREEMENT HEREBY (A) AGREE THAT ANY LITIGATION, PROCEEDING OR OTHER LEGAL ACTION SHALL BE INSTITUTED IN A COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE CITY OF NEW YORK, NEW YORK, WHETHER A STATE OR FEDERAL COURT; (B) AGREE THAT IN THE EVENT OF ANY SUCH LITIGATION, PROCEEDING OR ACTION, SUCH PARTIES WILL CONSENT AND SUBMIT TO PERSONAL JURISDICTION IN ANY SUCH COURT DESCRIBED IN CLAUSE (A) OF THIS SECTION 9.16 AND TO SERVICE OF PROCESS UPON THEM IN ACCORDANCE WITH THE RULES AND STATUTES GOVERNING SERVICE OF PROCESS (IT BEING UNDERSTOOD THAT NOTHING IN THIS SECTION SHALL BE DEEMED TO PREVENT ANY PARTY FROM SEEKING TO REMOVE ANY ACTION TO A FEDERAL COURT IN NEW YORK, NEW YORK); (C) AGREE TO WAIVE TO THE FULL EXTENT PERMITTED BY LAW ANY OBJECTION THAT THEY MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH LITIGATION, PROCEEDING OR ACTION IN ANY SUCH COURT OR THAT ANY SUCH LITIGATION, PROCEEDING OR ACTION WAS BROUGHT IN AN INCONVENIENT FORUM; (D) AGREE THAT SERVICE OF PROCESS IN ANY LEGAL PROCEEDING MAY BE MADE BY MAILING OF COPIES THEREOF TO SUCH PARTY AT ITS ADDRESS SET FORTH IN SECTION 10.3 OF THE ASSET PURCHASE AGREEMENT FOR COMMUNICATIONS TO SUCH PARTY; (E) AGREE THAT ANY SERVICE MADE AS PROVIDED HEREIN SHALL BE EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; AND (F) AGREE THAT NOTHING HEREIN SHALL AFFECT THE RIGHTS OF ANY PARTY TO EFFECT SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY LAW. EACH PARTY HERETO WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY DISPUTE IN CONNECTION WITH OR RELATING TO THIS AGREEMENT, ANY TRANSACTION DOCUMENT OR ANY MATTERS DESCRIBED OR CONTEMPLATED HEREIN OR THEREIN, AND AGREE TO TAKE ANY AND ALL ACTION NECESSARY OR APPROPRIATE TO EFFECT SUCH.

9.17.  Asset Purchase Agreement. Nothing contained in this Agreement is intended or shall be construed to amend, modify, augment or decrease in any respect, or constitute a waiver of, any of the rights and obligations of Saol or Kamada under the Asset Purchase Agreement. In the event of a conflict between the terms of this Agreement and the term of the Asset Purchase Agreement, the terms of the Asset Purchase Agreement shall govern.

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IN WITNESS WHEREOF, the Parties hereto have executed, or caused to be executed, this Transition Services Agreement as of the date first above written.

SAOL THERAPEUTICS INC.

By:
Name:
Title:

SAOL THERAPEUTICS RESEARCH LIMITED

By:
Name:
Title:

KAMADA LIMITED

By:
Name:
Title:

KAMADA INC.

By:
Name:
Title:

EXHIBIT A

TRANSITION SERVICES

[See attached]

EXHIBIT B

SERVICE FEES; PAYMENTS

[See attached]

Exhibit D

FORM OF NET SALES REPORT

FOR THE CALENDAR QUARTER ENDED __________

This Net Sales Report is furnished pursuant to Section 2.9(b) of that certain Asset Purchase Agreement, dated [●], 2021, by and among Saol International Limited, Saol Bermuda Limited, Saol Therapeutics Limited, Saol Therapeutics Inc. and Kamada Limited (the “Purchase Agreement”). Capitalized terms used herein have the meanings set forth in the Purchase Agreement.

The undersigned hereby certifies that the information contained in this Net Sales Report in respect of the Calendar Year referenced above is true and correct and calculated in accordance with the Purchase Agreement.

Gross amounts invoiced to Third Party purchasers of Products	$ __________

LESS:

Discounts in the trade, including cash, quantity and prompt pay discounts or rebates, and trade credits or refunds and fees paid to group purchasing organizations or managed care entities:		$___________

Allowances (including for doubtful debts) or credits granted for Product returns or rejections related to damaged goods, expired Product and Product recalls:		$___________

Rebates, chargebacks or other price reductions, including such rebates, chargebacks and reductions earned or mandated by any Governmental Authorities, Third Party payor, or administrator, including managed health organizations:		$___________

Copay and coinsurance assistance programs:		$___________

Bona fide, arms-length fees for service granted to distributors and wholesalers, including administrative or service fees earned by group purchasing organizations, in each case, solely to the extent attributable to the Products:		$___________

Fees paid to third party logistics service providers:		$___________

Service or administration fees associated with the distribution, wholesale or group purchasing Contracts:		$___________

PLUS:

Other revenue comprising Net Sales:		$___________

NET SALES		$___________

[TOTAL NET SALES FOR CALENDAR YEAR		$___________	]*

*	Note: To be inserted in reports for final Calendar Quarter of each Calendar Year.

[Signature Page Follows]

Certified on behalf of Kamada Limited by:

Signature	Date

Officer Name:
Officer Title: